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As filed with the Securities and Exchange Commission on April 12, 2002

Registration No. 333-84050

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MITOKOR, INC.
(Exact name of Registrant as specified in its charter)

Delaware (After Reincorporation)	2834	33-0472944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

11494 Sorrento Valley Road
San Diego, California 92121
(858) 793-7800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Walter H. Moos, Ph.D.
Chief Executive Officer and Chairman of the Board of Directors
MitoKor, Inc.
11494 Sorrento Valley Road
San Diego, California 92121
(858) 793-7800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott M. Stanton, Esq. Christian Waage, Esq. Gray Cary Ware & Freidenrich LLP 4365 Executive Dr., Suite 1100 San Diego, CA 92121 (858) 677-1400	Gary J. Kocher, Esq. Preston Gates & Ellis LLP 701 5th Avenue, Suite 5000 Seattle, WA 98104 (206) 623-7580

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated April 12, 2002

The information in this prospectus is not complete and may be changed. We may not sell any of these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

            Shares

Common Stock

This is an initial public offering of common stock by MitoKor, Inc. We are selling            shares of common stock. We estimate that the initial public offering price will be between $            and $            per share.

No public market currently exists for our common stock. We have applied for listing of our common stock on the Nasdaq National Market under the symbol "MITO."

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to MitoKor, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to                        additional shares of our common stock.

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

RBC CAPITAL MARKETS
LAZARD
LEGG MASON WOOD WALKER
Incorporated
GERARD KLAUER MATTISON

            , 2002

        Our registered and other trademarks and servicemarks include AlphaTaxin™, Mimotopes™, MitoKor®, MitoMetrics™, MultiPin®, NeuroStat™, PepSets®, Pioneering Mitochondrial Medicine™ and SynPhase®. This prospectus also refers to trademarks and trade names of other organizations.

PROSPECTUS SUMMARY

        This summary highlights information appearing in other sections of this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in this offering. You should read this entire prospectus carefully, including "Risk Factors" and our consolidated financial statements, before making an investment decision.

MitoKor, Inc.

Our Company

        We focus on the discovery and development of drugs for the treatment of major diseases and conditions associated with mitochondrial dysfunction. Mitochondria are specialized cellular substructures that are essential to human life, and according to A Primary Care Physician's Guide, more than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction. We integrate our broad biology and chemistry capabilities to identify mitochondrial drug targets and therapeutic leads and to advance product candidates into the clinic, either independently or in collaboration with our strategic partners. We have one drug in a Phase III clinical trial for Alzheimer's disease and a second drug in Phase I for Parkinson's disease. In addition, we are advancing a number of preclinical lead compounds toward the clinic in stroke, obesity, diabetes, osteoarthritis, glaucoma and other diseases. We currently have agreements with major pharmaceutical and biotechnology companies, including Wyeth (formerly American Home Products Corporation), Pfizer Inc, and Chiron Corporation. We also maintain relationships with numerous academic centers.

        Mitochondria generate nearly all of the cell's energy and participate in many cellular pathways, including metabolism and cell death. The tissues of the body that rely most heavily on mitochondria are composed of long-lived, energy demanding cell types, like those found in the brain, muscles and the pancreas. Mitochondrial dysfunction may be an inevitable part of the aging process, and is associated with large patient populations that have significant unmet medical needs.

Our Market Opportunity

        We have identified a number of potential commercial applications for our mitochondrial research including:

  •
  drug candidates for major diseases;
  •
  identification of new proteins for use as drug discovery targets;
  •
  cellular models of mitochondrial dysfunction and other disease-relevant models;
  •
  high-throughput screens that allow us to test the interaction of drug candidates with proteins on an industrial scale;
  •
  high-content assays that provide more detailed information on the effectiveness and potential toxicity of our drug candidates;
  •
  human gene and protein databases and related software to process the information in these databases in a field known as bioinformatics;
  •
  customized libraries of chemical compounds used in drug discovery;
  •
  drug delivery approaches; and
  •
  diagnostic markers and research tools.

Our Strategy

        Our goal is to leverage our leading position in mitochondrial research to develop and commercialize drugs, research tools and diagnostic products. To achieve our objectives, we are implementing the following strategies:

  •
  discover and internally develop product candidates to treat major diseases linked to mitochondrial dysfunction;

  •
  leverage our comprehensive and integrated mitochondrial research platform;

  •
  pursue additional strategic relationships with leading pharmaceutical and biotechnology companies;

  •
  protect and enhance our intellectual property;

  •
  acquire additional complementary businesses, product candidates and technologies; and

  •
  pursue expedited paths to develop and commercialize drugs.

Our Products

        We are currently developing drugs for neurological disorders, metabolic diseases and other degenerative conditions and diseases. We have an agreement with Wyeth relating to a drug currently in a Phase III clinical trial for Alzheimer's disease. Our Parkinson's disease drug candidate is in Phase I, and we continue to develop our stroke treatment candidate, which is in late-stage preclinical studies. We have collaborated with Pfizer for more than three years in drug discovery focused on neurodegenerative diseases. In addition, we have identified multiple drug candidates for the treatment of obesity and diabetes, and two classes of compounds have shown early success and are advancing through preclinical studies. Our mitochondrial research has also yielded drug discovery targets and preclinical therapeutic leads in osteoarthritis, glaucoma, Friedreich's ataxia, a disease characterized by clumsy or awkward movements and heart degeneration, and cancer.

        Our chemistry products and services are sold through our subsidiary, Mimotopes Pty. Ltd. Mimotopes' products include custom peptides and related kits, and small molecule non-peptide combinatorial and medicinal chemistry libraries, services and tools. Peptides are combinations of amino acids, the basic building blocks of proteins. Mimotopes also contributes significantly to our internal drug discovery efforts.

Our Technology

        We have developed a comprehensive and integrated set of technologies to study mitochondria and their role in health and disease. We work at many levels of the drug discovery and development process, from fundamental research to clinical trials. We apply our proprietary technologies to uncover links between the genes and proteins found in mitochondria and disease and to determine whether modulation of mitochondrial function might provide treatment. We use these genomic and proteomic links to identify and validate drug discovery targets. We leverage our mitochondrial expertise to develop and implement high-throughput screens and high-content assays for the discovery of novel drug candidates. We believe this broad set of skills and technologies will allow us to continue to expand our product pipeline and to attract additional pharmaceutical and biotechnology partners.

Risks and Uncertainties

        Our business is subject to a number of risks and uncertainties. We have a history of losses that we expect to continue for the foreseeable future, and we may never become profitable if we do not significantly increase our revenues. In order to realize the benefits of commercial sales of our products, we need to successfully complete lengthy, time-consuming and expensive clinical trials to prove their safety and effectiveness with no guarantee that we will succeed in doing so. Additionally, we have limited experience in developing, manufacturing and marketing products and we rely in large part on our collaborators to successfully commercialize our products. There is no guarantee that our efforts or the efforts of our collaborators will be successful or that the patients and physicians who are our target customers will purchase our products. You should carefully consider these risks and the other risks described in "Risk Factors" before you make your investment decision.

Corporate Information

        We were incorporated in California in 1991 as Applied Genetics and changed our name to MitoKor in 1996. Prior to the effective date of this offering, we will reincorporate in Delaware and change our name to MitoKor, Inc. Our principal offices are located at 11494 Sorrento Valley Road, San Diego, California 92121. Our telephone number is (858) 793-7800. Our website address is www.mitokor.com. This reference to our website is not an active hyperlink, nor is the information contained in our website incorporated by reference into this prospectus, and it does not constitute part of this prospectus.

The Offering

Common stock offered by MitoKor	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	Working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies.
Proposed Nasdaq National Market symbol	MITO

        The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2001 and does not include:

  •
  1,997,379 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding stock options a weighted average exercise price of $1.08 per share;

  •
  shares of common stock to be reserved prior to completion of this offering for issuance under our employee stock purchase plan;

  •
  562,910 shares of common stock reserved, as of December 31, 2001, for future grants under our existing stock option plans and additional shares to be reserved under our 2002 Stock Option Plan prior to completion of this offering; and

  •
  330,230 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding warrants with a weighted average exercise price of $5.89 per share.

        Unless otherwise noted, all information in this prospectus assumes:

  •
  The conversion of all outstanding shares of our redeemable convertible preferred stock into 13,356,792 shares of common stock and the exercise of warrants to purchase 67,042 shares of common stock immediately prior to the closing of this offering;

  •
  our reincorporation in Delaware prior to the effectiveness of this offering;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  no exercise of outstanding options to purchase shares of our common stock after December 31, 2001.

Summary Consolidated Financial Data
(in thousands, except per share data)

        The tables below summarize financial data of MitoKor set forth in more detail elsewhere in this prospectus. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the MitoKor financial statements and the related notes included in this prospectus.

	Years Ended December 31,
	1999	2000	2001
Consolidated Statement of Operations Data:
Revenue	$3,580	$8,337	$8,548
Operating costs and expenses	8,606	17,788	30,221
Loss from operations	(5,026)	(9,451)	(21,673)
Net loss	$(4,526)	$(9,198)	$(21,113)
Loss per common share, basic and diluted	$(26.77)	$(49.03)	$(85.95)
Number of shares used in per share computations, basic and diluted	169	188	246
Pro forma loss per common share, basic and diluted (unaudited)			$(1.76)
Pro forma number of shares in per share computations, basic and diluted (unaudited)			12,019
	December 31, 2001
	Actual	Pro forma as adjusted
		(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$15,008	$
Working capital	11,276
Total assets	31,298
Long-term debt, less current portion	1,613	1,613
Redeemable convertible preferred stock	73,609	—
Total stockholders' deficit	(49,281)

The preceding table presents a summary of our balance sheet as of December 31, 2001:

  •
  on an actual basis; and
  •
  on a pro forma as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into common stock, the exercise of warrants to purchase 67,042 shares of common stock and the sale of                         shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        See Note 2 of the notes to MitoKor's consolidated financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.

        Pro forma basic and diluted loss per share has been calculated assuming the conversion of all previously outstanding shares of redeemable convertible preferred stock as if the stock had been converted on January 1, 2001, or at the date of original issuance, if later.

RISK FACTORS

        You should carefully consider the following risk factors and all of the other information included in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially adversely affect our business and financial condition in the future. Any of the following risks could materially adversely affect our business, operating results or financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

We have a history of net losses, and because we expect to continue to incur net losses, we may never become profitable.

        We have incurred net losses each year since our inception, including a net loss of approximately $21.1 million for the year ended December 31, 2001. As of that date, we had an accumulated deficit of approximately $53.6 million. We expect these losses to continue and anticipate negative cash flow for the foreseeable future. The size of these net losses will depend, in part, on the rate of growth, if any, in our revenue and on the level of our expenses. Our research and development expenditures and general and administrative costs have exceeded our revenue to date, and we expect to spend significant additional amounts to fund research and development in order to enhance our core technologies and product development. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenue to achieve profitability. If we do not increase our revenue, our financial performance may be adversely affected and the price of our common stock may decline.

If clinical trials for our products are unsuccessful or delayed, we will be unable to meet our anticipated development and commercialization timelines and our financial performance will be materially adversely affected.

        We or our collaborators, including Pfizer and Wyeth, must obtain regulatory approval before marketing or selling any of our product candidates in any major world pharmaceutical market. In the United States, we must obtain approval of the Food and Drug Administration, or FDA, for each drug and each indication that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products marketed, manufactured or distributed abroad are also subject to foreign government regulation. We have one drug in a Phase III clinical trial for Alzheimer's disease, a second drug in Phase I for Parkinson's disease and various other compounds related to stroke, obesity, osteoarthritis, glaucoma and other diseases in preclinical development. None of our product candidates has received regulatory approval to be commercially marketed and sold in the indications we are pursuing. Even if we successfully complete the initial three phases of clinical trials, additional clinical data and Phase IV studies may be required which may cause substantial delays and increased costs to the regulatory process. The rate of completion of clinical trials may also be delayed by many factors, including:

  •
  lack of efficacy during the clinical trials;

  •
  unforeseen safety issues;

  •
  slower than expected rates of patient recruitment;

  •
  government or regulatory delays;

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  inability to adequately follow patients after treatment; and

  •
  inability to manufacture sufficient quantities of materials for use in clinical trials.

If we fail to obtain regulatory approval, we will be unable to market and sell our products for the indications we are pursuing. We cannot predict with certainty if or when we might submit any of our product candidates for regulatory approval. Once we submit our product candidates for review, we cannot assure you that the FDA or other regulatory agencies will grant approvals on a timely basis or at all. If regulatory approval is delayed or denied, our financial performance will be materially adversely affected.

Reduction in research and development budgets and government funding may impact our sales.

        Customers for our combinatorial chemistry and custom peptide products and services include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. We have a large number of customers, none of which account for a significant percentage of our revenue from product sales, and most of our product sales are handled on a purchase order basis as opposed to long-term sales contracts. Accordingly, any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories may have a damaging effect on our business.

        A significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health, or NIH, and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. A reduction of or delays in government funding for the NIH or other government research agencies could seriously damage our business.

We have limited experience in developing, manufacturing and marketing products and may be unable to commercialize proprietary products.

        For some of our product candidates, we will rely on our corporate collaborators to develop and commercialize products based on our research and development efforts. In order for us to commercialize products, we will need to significantly enhance our capabilities with respect to product development, and establish manufacturing and marketing capabilities, either directly or through outsourcing or licensing agreements. We may not be able to enter into such outsourcing or licensing agreements on commercially reasonable terms, if at all.

        We intend to rely on relationships with one or more large pharmaceutical companies with established distribution systems and direct sales forces to market our initial product candidates. However, we cannot guarantee that we will be able to enter into or maintain agreements with these companies on acceptable terms, if at all. The determination of our commercialization strategy with respect to a product candidate will depend on a number of factors, including the extent to which:

  •
  we have funded the development of the product candidate independently;

  •
  our agreement with our collaborators permits us to exercise marketing or promotion rights with respect to the product candidate;

  •
  our product candidates compare with competitive products with respect to labeling, pricing and therapeutic effect; and

  •
  we establish an in-house sales and distribution capability.

        These factors will be difficult to assess until additional information is known and are otherwise outside of our control. Therefore, we may change commercialization strategies by entering into agreements with our collaborators or third parties after we have incurred significant expenses in developing internal sales and distribution capabilities. A change of this nature could result in increased expenses or delays in commercialization and our financial performance may be adversely affected.

Our failure to achieve milestones under collaborative agreements or to develop our products may cause our revenue to decrease and lead to a failure to commercialize our products.

        A significant portion of our revenue to date has been derived from collaborative research and development agreements. In 2001, revenue from our collaborations accounted for approximately 55% of our total revenue. A significant portion of our future revenue will depend on the research funding component of collaborations. If we are unable to successfully achieve milestones or if either we or our partners fail to develop successful products, we will not earn the royalty and milestone revenue contemplated under our collaborative agreements. Additionally, if we are unable to enter into new collaborative agreements on commercially acceptable terms, our revenue and product development efforts may be adversely affected.

We are deploying a novel approach to drug discovery, and we may not be able to develop commercially successful products.

        Our mitochondrial approach to drug discovery is relatively new and unproven. Our research and operations thus far have allowed us to identify a number of novel product targets and candidates for use by our collaborators and our own internal development programs. We are not certain, however, of the commercial value of any of our current or future targets and candidates, and we may not be successful in expanding the scope of our research into other commercially viable areas. Significant research and development, financial resources and personnel will be required to capitalize on our technology and to develop commercially viable products.

Our drugs may not be accepted by physicians, patients, third-party payors or the medical community in general, even if we obtain regulatory approvals to commercialize our drugs.

        We cannot be sure that any drug successfully developed by us, independently or with our collaborative partners, will be accepted by the pharmaceutical market. Any future products we develop may compete with drugs manufactured and marketed by major pharmaceutical companies.

The degree of market acceptance of any drugs we develop depends on a number of factors, including:

  •
  our demonstration of the clinical efficacy and safety of our drugs;

  •
  the advantages and disadvantages of our drugs compared to existing therapies;

  •
  the reimbursement policies of government and third-party payors; and

  •
  the effectiveness of our marketing and distribution strategies.

        The failure of physicians, patients, third-party payors or the medical community in general to accept and utilize the drugs we develop will have an adverse affect on our business.

If we require additional capital, we may be unable to raise these funds on favorable terms, if at all.

        Our future capital requirements will be substantial, and will depend on many factors including:

  •
  payments received under collaborative agreements;

  •
  the progress and scope of our collaborative and independent research and development projects; and

  •
  the filing, prosecution and enforcement of patent claims.

        We believe that our current cash balances, together with the net proceeds of this offering and anticipated collaboration, product and service revenue will be sufficient to fund our operations for at least the next twelve months. We cannot accurately predict what our needs for additional capital may be past that point. Unforeseen changes to our current operating plan may require us to consume available capital more rapidly than we expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We may be unable to raise sufficient additional capital on favorable terms, if at all. The sale of equity or convertible debt securities in the future will be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets and enter into covenants that would restrict our ability to incur further indebtedness. If we are unable to obtain adequate funds on reasonable terms or obtain extensions to existing collaboration agreements or new collaboration agreements, we may be required to discontinue or delay our clinical trials, preclinical studies and research programs or to obtain funds on unattractive terms which could have a material adverse effect on our business and cause our stock price to decline.

Our competitors may develop products or technologies that place ours at a significant disadvantage.

        We face, and will continue to face, intense competition from large biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research activities similar to ours. We are aware that pharmaceutical companies, including Novartis, have taken drug candidates that appear to work on mitochondrial pathways into clinical trials. Although our mitochondrial approach to drug discovery and development may differentiate us from some of our competitors, our goal of discovering and developing drugs to treat major diseases is the same as many other companies. Our future success will depend on our ability to maintain a competitive position with respect to technological advances.

        Our chemistry business is also subject to intense competition from other suppliers of tools and kits to research institutions and commercial biotechnology and pharmaceutical companies, including Argonaut, Neosystem and Discovery Partners. Our current products compete in highly competitive markets and any products that we develop will compete in highly competitive markets. Further, our competitors may be more effective at developing commercial products. Many of our competitors have greater capital resources, larger research and development staffs and facilities, and more extensive product manufacturing and marketing capabilities. As a result, our competitors may be able to more easily develop or acquire technologies and products that would place our technologies and products, and those of our collaborators, at a significant disadvantage.

If we are unable to adequately protect our intellectual property, others may be able to use our technology, which could adversely affect our ability to compete in the market.

        Our success will depend in part on our ability to obtain patents and maintain adequate protection of our intellectual property. We apply for patents directed to our technologies and products as we deem appropriate. However, these applications may be challenged or may fail to result in issued patents. We own or have acquired licenses to more than 50 issued U.S. and foreign patents and have more than 160 pending U.S. and foreign patent applications. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our intellectual property rights from unauthorized use by others only to the extent that our technologies are protected by valid and enforceable patents or are effectively maintained as trade secrets.

        The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and many companies have encountered significant problems in protecting and defending their intellectual property rights in foreign jurisdictions.

        We and our collaborators require publication of research and other results to gain credibility in the industry. However, publication of those results can have an adverse impact on our ability to obtain patent protection on inventions directed to those results. We have instituted controls to prevent inadvertent disclosure of potentially invalidating research results, but these controls may not prevent invalidating disclosures from occurring. Even if we are successful in obtaining patents directed to our technologies, our collaborators may have ownership claims or rights to obtain licenses to those patents, reducing their value to us. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. In addition, our patents may be challenged, narrowed, or invalidated, and may fail to provide us with any competitive advantages. Finally, we do not always control the manner in which our technologies are protected and enforced; in many of our academic agreements and certain of our corporate agreements, our partner controls significant elements of the patent acquisition and enforcement processes.

        We also rely on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information and trade secrets, but these measures may not provide adequate protection. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot guarantee that our proprietary information will not be disclosed, or that we can adequately protect our trade secrets. In addition, our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money, which would adversely affect our ability to develop and commercialize products.

        Our commercial success depends in part on our ability to avoid infringing patents and proprietary rights of third parties. Other parties have filed, and in the future are likely to file, patent applications involving mitochondria and mitochondrial dysfunction. If our operations require the use or access to technology patented by others, we may have to obtain a license for this technology, which may not be available on commercially reasonable terms, if at all.

        We may be accused of employing proprietary technology of others without authorization. We have received correspondence regarding possible infringement of certain patents in connection with our chemistry business, and we are in the process of negotiating with the other party to resolve this issue. In the future, other parties may obtain patents that relate to our technologies and claim that our use of these technologies infringes their patents. Regardless of merit, these claims could require us to incur substantial costs, and divert the attention of management and technical personnel, in defending ourselves against any such claims or enforcing our patents. In the event that a successful claim of infringement is brought against us, we may be required to pay damages and obtain licenses from other parties. We may not be able to obtain these licenses on reasonable terms, if at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize products.

        Third-party intellectual property rights may also affect our relationships with our corporate collaborators. We may be required to pay for damages and other costs incurred by our collaborators in the event their use of our products and technologies causes them to incur damages to third parties. Some of our royalty-bearing collaboration agreements would also allow our collaborators to reduce royalty payments to us in the event they are required to obtain a license to third-party intellectual property in order to commercialize products developed under the collaboration agreements.

We depend on the efforts of our commercial and academic collaborators for the future success of our business, and changes to or restrictions on these relationships may adversely affect our business.

        Our future success depends in part on the efforts and abilities of our collaborators to assist us in the commercialization of our products. We have limited or no control over the resources that our collaborators may choose to devote to our joint efforts. Our collaborators may breach or terminate their agreements with us or fail to perform their obligations thereunder. Despite the contractual obligations of our collaborators to use their good faith efforts to develop our products, they may fail to devote sufficient resources to the development, manufacture, marketing or sale of our products. Our collaborators could also become our competitors in the future. If our collaborators develop competing products, preclude us from entering into collaborations with their competitors, or terminate their agreements with us prematurely, our product development efforts could be delayed and may fail to lead to commercialized products. We depend on licenses and sublicenses of intellectual property from third parties to exercise our rights and fulfill our obligations under some of our collaboration agreements, and events affecting those licenses and sublicenses could have adverse effects on our collaboration agreements.

        Additionally, we work with scientific advisors and academic collaborators who assist us in our research and development efforts. These scientists are not our employees and may have other commitments that limit their ability and their right to fully assign their work product to us. If there is a conflict of interest between their work for us and their work for another entity, we may lose their services. In addition, although our scientific advisors and academic collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary information may become publicly known and compromise our competitive advantage.

Conflicts with our collaborators could jeopardize the outcome of our collaborative agreements and our ability to commercialize products.

        We conduct proprietary research programs in specific areas that are not covered by our current collaborative agreements. Our pursuit of opportunities in these areas could result in conflicts with our collaborators if they assert that our internal activities overlap with the exclusive areas stated in our collaborative agreements. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could lead to the termination of our collaborative agreements, delay collaborative activities, reduce our ability to renew agreements or obtain future collaboration agreements or result in litigation or arbitration and would negatively impact our relationship with existing collaborators and may adversely affect our ability to commercialize our products.

We may have difficulties managing our growth.

        We will need to expand and effectively manage our operations and facilities in order to successfully complete our existing collaborative agreements, facilitate additional collaborations and pursue future internal research, development and commercialization efforts. We expect to significantly increase our rate of growth to meet our strategic objectives in the year following the completion of this offering. If our growth accelerates, it will place a strain on our management and existing infrastructure. In addition, we will be required to expand our management capabilities and enhance our operating and financial systems to effectively manage our growth. If we continue to grow, the number and skills of our management and scientific personnel and our infrastructure may be inadequate.

The loss of key personnel or the inability to attract and retain additional personnel could impair our ability to expand our operations.

        We are highly dependent on the principal members of our management and scientific staff, including Dr. Walter Moos, and the loss of their services might adversely impact the achievement of our objectives and the continuation of existing collaborations. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. There is currently a shortage of employees with mitochondrial, biotechnology or pharmaceutical expertise, and this shortage is likely to continue. If we are unable to attract and retain experienced personnel, our business could suffer and our stock price could decline.

We may be sued for product liability.

        We may be held liable if any product we develop or our collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. We may also be required to pay damages and other costs incurred by our collaborators in the event their use of our products and technologies causes them to incur damages to third parties, or, in some cases, when our use of their products or technologies causes them to incur damages to third parties. Inability to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect ourselves against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborators.

Our focus on a particular market opportunity may result in our failure to capitalize on more profitable products.

        Our limited financial and managerial resources require us to focus on product candidates in specific indications and to forego opportunities with regard to other products. While our technologies may permit us to work in many areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions about resource allocation may not lead to the development of viable commercial products and may divert resources from more profitable market opportunities.

We are exposed to risks associated with international sales and maintaining a foreign subsidiary.

        Our subsidiary, Mimotopes, is located in Australia and sells and markets its products and services throughout the world. Our international revenue represented 50% of product revenues in 2000 and 2001. We expect that international revenue will continue to account for a significant percentage of our revenue for the foreseeable future.

        Risks arising from our international business include:

  •
  general economic and political conditions in the markets in which we operate;

  •
  potential increased costs associated with overlapping tax structures;

  •
  potential trade restrictions and exchange controls;

  •
  more limited protection for intellectual property rights in some countries;

  •
  difficulties and costs associated with staffing and managing foreign operations;

  •
  uncertain effects of the implementation in Europe of a unified currency;

  •
  unexpected changes in regulatory requirements;

  •
  difficulties of compliance with a wide variety of foreign laws and regulations;

  •
  longer accounts receivable cycles in certain foreign countries; and

  •
  import and export licensing requirements.

        Our chemistry business is in part conducted in Australian dollars and other foreign currencies rather than U.S. dollars, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our business is subject to the uncertainty of pharmaceutical pricing and reimbursement for the costs of product development.

        Our business may be materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. There is an increasing emphasis on managed care and group purchasing in the United States, and this trend will continue to put downward pressure on pharmaceutical pricing. These changes could decrease the price of our products which may have a material adverse effect on our financial performance. Further, to the extent that these changes affect our corporate collaborators, our ability to commercialize our products may be materially adversely affected.

        Our ability to commercialize pharmaceutical products may depend in part on the extent to which reimbursement for the costs of these products and related treatments will be available from government health-administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. Government and third-party payors have discretion to determine whether to use our products and how much to pay for our products. There can be no assurance that any government or third-party insurance coverage will be available to patients for any products we develop. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and reimbursement for new therapeutic products. Government payments under Medicare and Medicaid programs are important to our business since many of our products are intended to treat diseases that usually occur in the elderly, who are covered by these government programs. If adequate coverage and reimbursement levels are not provided by government and third-party payors for our products, the market acceptance of these products would be materially adversely affected.

We may be unable to enroll sufficient patients and clinical investigators to complete our clinical trials.

        In order to market and sell our drug candidates, we must perform clinical trials with human patients to determine their safety and effectiveness. The rate of completion of our clinical trials, and those of our collaborators, is significantly dependent upon the rate of patient and clinical investigators enrollment. We may have difficulty obtaining sufficient patient enrollment or clinician participation to conduct our clinical trials as planned, and we may need to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. Patient enrollment is a function of many factors, including:

  •
  efforts of the sponsor and clinical sites to facilitate timely enrollment;

  •
  patient referral practices of physicians;

  •
  design of the protocol;

  •
  eligibility criteria for the study in question;

  •
  perceived risks and benefits of the drug under study;

  •
  the size of the patient population;

  •
  availability of competing therapies;

  •
  availability of clinical trial sites; and

  •
  proximity of and access by patients to clinical sites.

        Adverse changes in one or more of these considerations may lead us to consider the termination of ongoing clinical trials or development of a product for a particular indication.

We are exposed to risks associated with acquisitions.

        We have in the past, and may in the future, acquire additional businesses with complementary products, services or technologies. Acquisitions involve numerous risks, including, but not limited to:

  •
  difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies;

  •
  diversion of management's attention from other operational matters;

  •
  lack of synergy, or the inability to realize expected synergies, resulting from the acquisition;

  •
  the potential loss of key employees and collaborators of acquired companies;

  •
  differences in foreign laws, business practices, statutes, regulations and tax provisions;

  •
  impairment of acquired intangible assets as a result of technological advancements or worse-than-expected performance of acquired companies; and

  •
  exposure to fluctuations in foreign currency.

        Mergers and acquisitions are inherently risky, and the inability to effectively manage these risks could have a materially adverse affect on our financial performance.

We use hazardous chemicals and radioactive and biological materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

        Our research and development processes involve the regulated use of hazardous materials, including chemical, radioactive and biological materials. Our operations produce hazardous waste products. We cannot fully eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. In the event of an accident, we may be liable for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations, including possible penalties and fines for non-compliance, may impair our research, development and production efforts.

        In addition, our collaborators may use hazardous materials in connection with our collaborative efforts. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

Risks Related to This Offering

Our quarterly results of operations may fluctuate, and any deviation from levels expected by investors could cause our stock price to decline.

        Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which we cannot control, could subject our operating results and stock price to volatility, including:

  •
  recognition or payment of licensing or other fees;

  •
  decisions of our collaborators regarding the exercise of options in our collaboration agreements;

  •
  acceptance of our technologies and platforms;

  •
  success rates of our discovery efforts leading to achievement of milestones and payment of royalties;

  •
  introduction of new technologies or products by our competitors;

  •
  timing and willingness of collaborators to commercialize our products;

  •
  our ability to enter into new collaborative relationships;

  •
  changes in accounting standards or principles;

  •
  termination or non-renewal of existing collaborations; and

  •
  general and industry-specific economic conditions that may affect our collaborators' research and development expenditures.

        Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. As a result, in some future quarters, our operating results may not meet the expectations of investors, which could result in a decline in our stock price.

Our stock price could be volatile, and your investment could suffer a decline in value.

        The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  actual or anticipated variations in quarterly operating results;

  •
  results of clinical trials;

  •
  announcements of technological innovations by us or our competitors;

  •
  new products or services introduced or announced by us or our competitors;

  •
  conditions or trends in the biotechnology and pharmaceutical industries;

  •
  announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock.

        In addition, the stock market in general, and the Nasdaq National Market and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

You will suffer immediate and substantial dilution.

        We expect the initial public offering price of our shares of common stock to be substantially higher that the book value per share of the outstanding common stock. Accordingly, investors that purchase shares of common stock in this offering will:

  •
  pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities; and

  •
  contribute      % of the total amount invested in our capital stock, but will own only      % of the shares of common stock outstanding.

        Investors will suffer additional dilution to the extent that outstanding stock options or warrants are exercised.

Future sales of our common stock may depress our stock price.

        The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or even the perception that such sales could occur. There will be                        shares of common stock outstanding immediately after this offering, or                        shares if the representatives of the underwriters exercise their over-allotment option in full. Of these shares, the following will be available for sale in the public market as follows:

  •
  shares will be eligible for sale upon completion of this offering; and

  •
  shares will be eligible for sale upon the expiration of lock-up agreements, beginning 180 days after the date of this prospectus. Of this amount, 13,687,022 shares are subject to a registration rights agreement pursuant to which the holders of these shares will be entitled to cause us to register the sale of these shares beginning six months after the closing of this offering. Registration of these shares would generally result in them becoming freely tradable without restriction.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

        After this offering, our officers, directors and principal stockholders will together control approximately    % of our outstanding common stock. As a result, these stockholders, acting together, would be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve.

Management may invest or spend the proceeds of this offering in ways that do not yield returns or with which you may not agree.

        Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not agree with management's chosen expenditures, and our use of the proceeds may not yield a significant return, or any return at all. Management intends to use the proceeds from this offering for working capital and other general corporate purposes, research and development and to finance potential acquisitions or investments. Actual uses may vary substantially from our currently planned uses, however, due to unforeseen changes in circumstances, including changes in the economy or our industry, potential product liability or intellectual property litigation, changes in our business strategy or unexpected business opportunities. Additionally, we may not be able to invest these funds effectively, which would adversely affect our financial returns.

Anti-takeover provisions in our Certificate of Incorporation, our Bylaws and under Delaware law may enable our incumbent management to retain control of MitoKor and discourage or prevent a change of control that may be beneficial to its stockholders.

        Provisions of our Certificate of Incorporation, our Bylaws and Section 203 of the Delaware General Corporation Law could delay or prevent a change of control of MitoKor, which could adversely affect the market price of our common stock. These provisions could allow our incumbent management to retain control over MitoKor and prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the current market price for their shares.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section entitled "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  marketing and commercialization of our products and technologies under development;

  •
  our estimates regarding our capital requirements and our needs for additional financing;

  •
  plans for future products, technologies and services and for enhancements of existing products, technologies and services;

  •
  our patent applications and licensed technology regarding our products and technology;

  •
  our ability to attract customers and establish license and collaboration agreements; and

  •
  sources of revenue and anticipated revenue, including licenses of our intellectual property, collaborative agreements and the continued viability and duration of those agreements.

        In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intent," "may," "might," "ongoing," "plan," "potential," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus, and we are not obligated to update any of these forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

        The net proceeds to MitoKor from the sale of the shares of common stock we are offering will be approximately $         million, at an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, or $            if the underwriters' over-allotment option is exercised in full.

        We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including potential acquisitions of products, technologies or companies.

        While we from time to time engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements, understandings or commitments with respect to such transactions. Pending the uses described herein, we will invest the net proceeds in short-term, interest bearing, investment grade securities.

        Based on our current operating plan, we anticipate that the net proceeds of this offering, together with expected interest income and funds from operations, will be sufficient to finance our capital requirements for at least the next 12 months. This estimate is based on assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as our board of directors, in its discretion, deems relevant. Additionally, our loan documents contain covenants restricting our ability to pay cash dividends.

CAPITALIZATION

        The following table sets forth our actual and pro forma as adjusted capitalization as of December 31, 2001. The pro forma as adjusted information gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 13,356,792 shares of common stock, which will take place upon the closing of this offering. The pro forma as adjusted information also reflects the exercise of outstanding common stock warrants that expire on the closing of this offering into 67,042 shares of common stock for aggregate net proceeds to us of approximately $96,000. The pro forma as adjusted column also gives effect to the receipt of the net proceeds from the sale of            shares of common stock at an assumed initial public offering price of $                  per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2001
	Actual	Pro forma as adjusted
	(In thousands except share and per share data)
Long-term debt, less current portion	$1,613		$1,613

Redeemable convertible preferred stock, $0.001 par value: 20,000,000 shares authorized and 12,882,254 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma as adjusted	$73,609		$—

Stockholders' equity:
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding actual, 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted.	—		—
Common stock, $0.001 par value: 25,000,000 shares authorized and 267,071 shares issued and outstanding, actual; 75,000,000 shares authorized and shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	7,058
Unearned stock-based compensation	(2,009)		(2,009)
Accumulated other comprehensive loss	(737)		(737)
Accumulated deficit	(53,593)		(53,593)

Total stockholders' equity (deficit)	(49,281)

Total capitalization	$24,328	$

        The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2001 and does not include:

  •
  1,997,379 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding stock options with a weighted average exercise price of $1.08 per share;

  •
  shares of common stock to be reserved prior to completion of this offering for issuance under our employee stock purchase plan;

  •
  562,910 shares of common stock reserved, as of December 31, 2001, for future grants under our existing stock option plans and additional shares of common stock to be reserved under our 2002 Stock Option Plan prior to the completion of this offering; and

  •
  330,230 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding warrants with a weighted average exercise price of $5.89 per share.

DILUTION

        Our pro forma net tangible book value as of December 31, 2001 was $13.7 million or $1.00 per share of common stock. Pro forma net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date, assuming the conversion of all outstanding shares of preferred stock into shares of common stock and the exercise of outstanding warrants to purchase 67,042 shares of common stock that expire as of the closing of this offering. Without taking into account any other changes in pro forma net tangible book value other than the sale of shares of our common stock in this offering (after deducting estimated underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value at December 31, 2001 would be $            million or $            per share. Upon the completion of this offering, there will be an immediate increase in pro forma net tangible book value to existing stockholders of $                        per share and an immediate dilution to new investors of $                        per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2001	$1.00
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after offering
Dilution in pro forma net tangible book value per share to new investors		$

        The following table sets forth on a pro forma basis as of December 31, 2001 the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by the existing stockholders and by the new investors before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%		$

        The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2001 and does not include:

  •
  1,997,379 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding stock options with a weighted average exercise price of $1.08 per share;

  •
  shares of common stock to be reserved prior to the completion of this offering for issuance under our employee stock purchase plan;

  •
  562,910 shares of common stock reserved, as of December 31, 2001, for future grants under our existing stock option plans and additional shares of common stock to be reserved under our 2002 Stock Option Plan prior to the completion of this offering; and

  •
  330,230 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding warrants with a weighted average exercise price of $5.89 per share.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

        The following selected consolidated financial data presented below for the fiscal years ended June 30, 1997 and 1998, the six-month period ended December 31, 1998 and the fiscal years ended December 31, 1999, 2000 and 2001 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants. Our consolidated balance sheets as of December 31, 2000 and 2001, and the related consolidated statement of operations and cash flows for each of the three years ended December 31, 2001, are included elsewhere in this prospectus. The selected consolidated financial data set forth below contains only a portion of our financial statements, and should be read in conjunction with the MitoKor audited financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years ended June 30,		Six months ended December 31, 1998	Years ended December 31,
	1997	1998		1999	2000	2001
Consolidated Statement of Operations Data:
Revenue:
Collaboration	$—	$—	$511	$3,312	$5,488	$4,728
Product	—	—	—	—	2,760	3,526
Service	47	—	200	116	—	246
Other	—	—	118	152	89	48

Total revenue	47	—	829	3,580	8,337	8,548

Operating costs and expenses:
Research and development	3,035	3,822	2,731	6,416	10,117	12,330
Cost of products sold	—	—	—	—	1,181	1,182
Sales and marketing	—	—	—	—	1,096	1,091
General and administrative	1,186	1,609	1,024	2,183	4,192	5,885
Stock-based compensation(3)	—	—	—	7	915	2,533
Purchased in-process research and development	—	—	—	—	287	7,200

Total operating costs and expenses	4,221	5,431	3,755	8,606	17,788	30,221

Loss from operations	(4,174)	(5,431)	(2,926)	(5,026)	(9,451)	(21,673)

Other income (expense):
Interest income	319	1,107	480	860	801	820
Interest expense	(56)	(199)	(129)	(362)	(509)	(429)
Other income (expense), net	—	(8)	—	3	63	132

Total other income (expense)	263	900	351	501	355	523

Loss before income taxes	(3,911)	(4,531)	(2,575)	(4,525)	(9,096)	(21,150)
Income tax provision (benefit)	—	—	—	1	102	(37)

Net loss	$(3,911)	$(4,531)	$(2,575)	$(4,526)	$(9,198)	$(21,113)

Loss per common share, basic and diluted(1)	$(34.16)	$(27.08)	$(15.36)	$(26.77)	$(49.03)	$(85.95)

Number of shares in per share computations, basic and diluted	115	167	168	169	188	246

Pro forma loss per common share, basic and diluted (unaudited)(2)						$(1.76)

Pro forma number of shares in per share computations, basic and diluted (unaudited)(2)						12,019

	June 30,		December 31,
	1997	1998	1998	1999	2000	2001
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$20,038	$15,056	$13,999	$11,691	$24,138	$15,008
Working capital	19,479	13,961	11,653	9,596	18,161	11,276
Total assets	20,914	17,319	17,960	14,648	31,506	31,298
Long-term debt, less current portion	519	978	948	2,251	1,644	1,613
Redeemable convertible preferred stock	31,213	31,225	33,216	33,293	54,890	73,609
Total stockholders' deficit	(11,596)	(16,113)	(18,704)	(23,219)	(32,008)	(49,281)

(1)
The diluted net loss per share computation excludes potential shares of common stock (redeemable convertible preferred stock, options to purchase common stock and warrants to purchase common stock), as their effect would be antidilutive. See Note 2 of notes to MitoKor's consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

(2)
Includes the weighted average number of shares resulting from the assumed conversion into common stock of all outstanding shares of redeemable convertible preferred stock upon the closing of this offering. See Note 2 of notes to MitoKor's consolidated financial statements for a detailed explanation of the determination of the shares used in computing pro forma net loss per share. The diluted pro forma net loss per share computation excludes potential shares of common stock (options to purchase common stock and warrants to purchase common stock).

(3)
Stock-based compensation:

	Years ended June 30,
			Six months ended December 31, 1998	Years ended December 31,
	1997	1998		1999	2000	2001
Research and development	$—	$—	$—	$7	$645	$1,162

General and administrative	—	—	—	—	270	1,371

Total stock-based compensation	$—	$—	$—	$7	$915	$2,533

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks described in the section entitled Risk Factors and elsewhere in this prospectus. Our consolidated financial data includes Mimotopes and other consolidated subsidiaries.

Overview

        We focus on the discovery and development of drugs for the treatment of major diseases and conditions associated with mitochondrial dysfunction. We are advancing a number of product candidates through preclinical studies and clinical trials. We have agreements with major pharmaceutical and biotechnology companies and maintain relationships with numerous academic centers. We also operate a chemistry business, Mimotopes, that supports our research and development activities and provides chemistry products and services internationally to biotechnology and pharmaceutical companies and academic and government laboratories.

        We have derived our collaboration revenue from license fees and research funding received under our collaboration agreements. Our collaboration agreements typically provide for some or all of the following:

  •
  upfront payments;

  •
  research funding;

  •
  milestone payments contingent upon achievement of specific objectives; and

  •
  royalties upon the commercialization of products.

        Payments by Pfizer and Chiron have accounted for all of our collaboration revenue to date. The research funding component of the Pfizer agreement is scheduled to expire in May 2002, and the Chiron agreement is scheduled to expire in February 2003. However, we will receive milestone and royalty payments from Pfizer after the termination of this research and development agreement based on the development or net sales of any human or veterinary therapeutic products using targets we delivered under the collaboration. To continue receiving research funding after expiration of these agreements, we must obtain extensions to the existing agreements or enter into new collaboration agreements with these or other companies.

        Our product revenue is derived from sales by our wholly-owned subsidiary, Mimotopes. Mimotopes' products include custom peptides and peptide libraries, products for solid-phase combinatorial chemistry and the custom synthesis of peptidomimetics and other compounds. Mimotopes' products are sold primarily in the United States, Europe, Asia and Australia. We use a direct sales force for Mimotopes' sales efforts in the United States and elsewhere and also sell through distributors in Europe and Asia. We derived approximately 50% of our product revenue in 2001 from sales to customers outside the United States. Currently, we derive our service revenue from chemistry services provided under short-term contracts on a fee-for-service basis by Mimotopes. Other revenue consists of revenue derived from government grants and services that are not core to our business.

        Research and development expense consists primarily of salaries, benefits, consumable expenses, professional fees and external collaboration costs related to our clinical trials, preclinical studies and research programs. We expect our research and development expense to increase significantly as we expand our research programs, develop additional product candidates, and expand clinical trial activities for our current product candidates.

        Cost of products sold consists primarily of direct materials, direct labor, benefits and indirect costs related to generating product revenue. These indirect costs include indirect labor, materials and supplies, depreciation and occupancy costs. We expect our cost of products sold to fluctuate based on changes in the mix of products sold and changes in the foreign exchange rate between the Australian dollar and the U.S. dollar.

        Sales and marketing expense consists primarily of salaries, benefits, travel and other sales support and marketing functions for Mimotopes' direct sales personnel. We expect our sales and marketing expense to increase as we increase the size of our direct sales force.

        General and administrative expense consists primarily of salaries, benefits, and expenses for our finance, business development, human resources and internal systems support personnel. In addition, general and administrative expense includes professional fees, depreciation, amortization of goodwill and occupancy costs. We expect that the expansion of our operations and costs associated with being a public reporting company will increase our general and administrative expense in the near term.

        Stock-based compensation expense is a non-cash expense that represents the amortized portion of the unearned stock-based compensation recorded within stockholders' equity in connection with the grant of stock options to employees and non-employee consultants in 1999, 2000 and 2001. These options were considered compensation because the deemed fair value of the underlying common stock on the date of grant was greater than the exercise prices. We are amortizing the unearned compensation associated with stock options granted to employees on an accelerated basis over the vesting period of the related options, which is generally five years. As of December 31, 2001, we had $2.0 million of unearned stock-based compensation associated with employee stock options to be amortized. This unearned stock-based compensation balance will be amortized as follows: $1.0 million during 2002, $557,000 during 2003, $296,000 during 2004 and $107,000 during 2005. The amount of unearned stock-based compensation amortization actually recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

        Stock-based compensation expense related to stock options granted to non-employee consultants is recognized as services are rendered. At each reporting date, we revalue the stock-based compensation expense related to unvested non-employee options using the Black-Scholes option-pricing model. As a result, stock-based compensation expense will fluctuate with changes in the fair market value of our common stock. In connection with the grant of stock options to non-employee consultants, we recorded stock-based compensation expense of $406,000 and $524,000 for the years ended December 31, 2000 and 2001.

        Purchased in-process research and development represents the value of acquired research projects expensed upon completion of our acquisitions of Mimotopes and Apollo. In February 2000, we acquired the Mimotopes business from Chiron in exchange for cash, debt and preferred stock. The transaction was accounted for as a purchase. In June 2001, we acquired all of the outstanding stock of Apollo in a merger pursuant to which we paid cash and issued shares of our preferred stock and warrants to acquire shares of our preferred stock. We accounted for the merger as a purchase transaction. The Apollo merger agreement also provides for the potential issuance of additional shares of our stock and warrants to purchase our stock depending upon the timing of the completion of this offering and the average trading price of our common stock over the 60 trading days following the effectiveness of this offering. If this offering is not declared effective on or before September 22, 2002, then the former Apollo securityholders will be entitled to receive contingent consideration valued at $1,475,000, and we recorded such consideration as part of the purchase price, allocated to goodwill. If this offering is declared effective prior to that time and the average trading price of our common stock over the 60 trading days after effectiveness is $20 per share or more, then the former Apollo securityholders will not be entitled to receive any of the contingent consideration. If this offering is declared effective prior to September 22, 2002, and the average trading price over the 60 days after effectiveness is $10 per share or less, then the former Apollo securityholders will be entitled to receive 335,940 shares of our stock and warrants to purchase 62,098 shares of our stock. If the average trading price is between $10 and $20 per share, the amount of contingent consideration will be adjusted proportionately. We will record a further $1,475,000 increase in the purchase price, allocated to goodwill, if the offering is declared effective on or before September 22, 2002. As a result, the total goodwill recorded in the transaction may be increased from $8.4 million to $9.9 million.

        Our current tax provision consists primarily of foreign taxes paid by Mimotopes in Australia. Our deferred benefit represents amortization of acquired intangible assets. We incurred net operating losses for the years ended December 31, 1999, 2000 and 2001 and, accordingly, we did not pay any federal or state income taxes in the United States. As of December 31, 2001, we had federal net operating loss carry-forwards of approximately $35.8 million, which begin to expire in 2007. As of December 31, 2001, we had net operating loss carry-forwards for state purposes of approximately $6.8 million, which begin to expire in 2005. We have not recorded any benefit from the future use of loss carry-forwards for these periods or for any other period since inception because of uncertainty surrounding their realization. In addition, if we are able to utilize our net operating loss carry-forwards, they will be subject to substantial annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions.

        We have incurred significant operating losses since our inception. As of December 31, 2001, our accumulated deficit was $53.6 million, and total stockholders' deficit was $49.3 million. We expect to incur additional operating losses in the near term as we continue to expand our research programs, develop additional product candidates and expand clinical trial activities for our current product candidates.

        We anticipate that our quarterly results of operations will fluctuate for several reasons, including the timing and extent of our research and development efforts, the timing and extent of the addition of new employees and infrastructure, the timing of upfront, milestone and royalty payments and the timing and outcome of regulatory approvals.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Our critical accounting policies include revenue recognition and accounting for in-process research and development.

        Revenue recognition. Collaboration revenue includes amounts earned under our collaborative agreements including up-front fees, research funding, milestone payments and royalties. Up-front payments received in advance of performance obligations are deferred and recognized over the related performance period. Amounts received for research funding for a specified number of full time researchers are recognized as revenue as the services are performed. Milestone payments will be recognized upon completion of the related substantive technical milestones. Royalty payments will be recognized as earned. To date, we have not received any milestone or royalty payments. Product revenue is recognized when title and risk of loss pass to the customer, generally upon shipment. Service revenue is recognized as the services are performed according to the provisions of the underlying agreements. Our revenue has fluctuated from year-to-year and will likely continue to be highly volatile.

        In-process research and development. In connection with our acquisitions of Mimotopes and Apollo, we determined that a portion of the amount we paid in those transactions was in consideration for in-process research and development. The in-process research and development projects at Apollo at the acquisition date consisted of efforts to evaluate drugs for the treatment of stroke and Parkinson's disease. In-process research and development projects at Mimotopes at the acquisition date consisted of projects to develop new peptide products and new solid phase organic chemistry products. In-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses for the technologies existed. Our valuation of the in-process research and development in both transactions involved estimates and judgments, and if we make additional acquisitions in the future we may be required to make similar judgments

        The fair value for each in-process research and development project was determined by estimating the resulting net cash flows from the products under development once they achieve technological feasibility, discounting the net cash flows to present value using discount rates reflecting expected return requirements, and applying the percentage completion of the projects at the acquisition date thereto. Our estimates of future net cash flows were based on anticipated cash flows from collaborative agreements and commercialization of products. With respect to the discount rates used in the valuation approach, in-process technology represents a mix of near and mid-term prospects for the acquired businesses and imparts a level of uncertainty as to their prospects. A reasonable expectation of return on the incomplete technology would be higher than that of completed technology due to these inherent risks. As a result, the earnings associated with incomplete technology were discounted using a 50% rate for Apollo and a 30% rate for Mimotopes.

        The in-process research and development projects acquired in the Apollo and Mimotopes transactions continue to progress, in all material respects, in a manner consistent with the original assumptions that we used to value the in-process research and development. If these projects are not developed, our future revenue and profitability may be adversely affected.

Comparison of Years Ended December 31, 2001 and 2000

        Revenue.    Total revenue increased to $8.5 million in 2001 from $8.3 million in 2000. The increase in 2001 resulted from an increase in product and service revenue, offset by a decrease in collaboration and other revenue. Collaboration revenue decreased to $4.7 million in 2001 from $5.5 million in 2000. This decrease was due to a decrease in research funding payments earned under both the Pfizer and Chiron agreements. Product revenue increased 28% to $3.5 million in 2001 from $2.8 million in 2000. The increase was attributable to an increase in demand for peptide products, as well as Mimotopes generating a full year of product sales in 2001, compared to only eleven months of revenue in 2000. Service revenue increased to $246,000 in 2001 from $0 in 2000. This was a new source of revenue in 2001 related to services not offered in 2000. Other revenue decreased to $48,000 in 2001 from $89,000 in 2000.

        Research and development.    Research and development expense increased 22% to $12.3 million in 2001 from $10.1 million in 2000. The increase was primarily attributable to increased staffing and other personnel costs to support our clinical trials, preclinical studies and research programs. Included in research and development expense are costs associated with our collaboration agreements. We do not currently maintain cost accounting systems to track costs on an individual project basis. Estimated aggregate costs incurred in connection with collaboration agreements were $3.6 million for the year ended December 31, 2000 and $3.4 million for the year ended December 31, 2001. These costs are estimated based on estimated average full-time equivalent researchers providing services under our collaboration agreements.

        Cost of products sold.    Cost of products sold of $1.2 million remained constant from 2000 to 2001. As a percentage of product revenue, cost of products sold decreased from 43% in 2000 to 34% in 2001. The decrease as a percentage of product revenue was due to a more profitable mix of products sold by Mimotopes in 2001, production efficiencies and a change in the foreign exchange rate between the Australian dollar and the U.S. dollar. The average foreign exchange rate of the Australian dollar to the U.S. dollar changed to $0.518 in 2001 from $0.575 in 2000.

        Sales and marketing.    Sales and marketing expense of $1.1 million remained constant from 2000 to 2001. Mimotopes incurred a full year of sales and marketing expense in 2001, compared to only eleven months of expense in 2000, however the increase was offset by a change in the foreign exchange rate between the Australian dollar and the U.S. dollar.

        General and administrative.    General and administrative expense increased 40% to $5.9 million in 2001 from $4.2 million in 2000. The increase was primarily attributable to costs for additional personnel and increased professional fees as we expanded our business. To a lesser extent, the increase resulted from goodwill amortization of $362,000 incurred as a result of our acquisition of Apollo in June 2001.

        Purchased in-process research and development.    Purchased in-process research and development in 2001 relates to our acquisition of Apollo in June 2001. Purchased in-process research and development in 2000 relates to our acquisition of the Mimotopes business in February 2000.

        Interest income.    Interest income increased 2% to $820,000 in 2001 from $801,000 in 2000. The increase is primarily attributable to higher average cash balances in 2001 as compared to 2000, offset by lower interest rates in 2001.

        Interest expense.    Interest expense decreased 16% to $429,000 in 2001 from $509,000 in 2000. The decrease is primarily attributable to interest accruing on lower note payable balances in 2001, specifically the note payable issued in connection with the acquisition of the Mimotopes business that was paid in full in 2001.

Comparison of Years Ended December 31, 2000 and 1999

        Revenue.    Total revenue increased 133% to $8.3 million in 2000 from $3.6 million in 1999. The increase was primarily attributable to $4.8 million of collaboration revenue and product revenue generated by Mimotopes, which we did not own in 1999, offset by a decrease in service and other revenue of $179,000.

        Research and development.    Research and development expense increased 58% to $10.1 million in 2000 from $6.4 million in 1999. The increase was attributable to expenses of $1.7 million incurred by Mimotopes, which we did not own in 1999. The increase was also related to increased staffing and other personnel costs to support our preclinical studies and research programs.

        Cost of products sold.    Cost of products sold increased to $1.2 million in 2000. Cost of products sold was generated entirely by Mimotopes, which we did not own in 1999.

        Sales and marketing.    Sales and marketing expense increased to $1.1 million in 2000. Sales and marketing expense was generated entirely by Mimotopes, which we did not own in 1999.

        General and administrative.    General and administrative expense increased 92% to $4.2 million in 2000 from $2.2 million in 1999. The increase is primarily attributable to expenses of $1.4 million generated by Mimotopes, which we did not own in 1999. The increase is also due to increased staffing and personnel costs necessary to support our growth.

        Interest income.    Interest income decreased 7% to $801,000 in 2000 from $860,000 in 1999. The decrease is primarily attributable to lower average cash balances in 2000 as compared to 1999.

        Interest expense.    Interest expense increased 41% to $509,000 in 2000 from $362,000 in 1999. The increase is primarily attributable to interest expense on higher note payable balances in 2000, specifically the note payable issued in connection with acquisition of the Mimotopes business.

Our Segment Results

        Management makes operating decisions and assesses performance for two business segments. Our pharmaceutical research and development segment consists of the research and development activities carried out by MitoKor. This segment is developing drug candidates and other products for diseases linked to mitochondrial dysfunction and generates revenue through collaboration agreements. Our chemistry business segment consists of the operating and research and development activities carried out by Mimotopes. This segment generates revenue through chemistry collaborations and services and the sale of custom peptides and peptide libraries, products for solid-phase combinatorial chemistry, and related kits and materials. Prior to the acquisition of the Mimotopes business in February 2000, we operated in a single segment. The following table sets forth our operating results by segment for the years ended December 31, 2000 and 2001.

	Years ended December 31,
	2000	2001
	(in thousands)
Pharmaceutical Research and Development
Revenue	$3,490	$3,321
Operating costs and expenses	12,415	25,253
Operating income (loss)	(8,925)	(21,932)
Chemistry Business
Revenue	$5,183	$5,839
Operating costs and expenses	5,709	5,580
Operating income (loss)	(526)	259

        Intersegment revenue and expense was $336,000 in 2000, and $612,000 in 2001. Intersegment activities relate to contracted chemistry services performed by the chemistry business segment and general and administrative functions performed by the pharmaceutical research and development segment, both of which are eliminated in consolidation.

Liquidity and Capital Resources

        Since inception, we have financed our business primarily through private placements of preferred stock, revenue from our collaboration agreements, product revenue, debt financing and interest income. As of December 31, 2001, we had received $58.4 million in net proceeds from the sales of equity securities.

        As of December 31, 2001, we had cash, cash equivalents and short-term investments of approximately $15.0 million compared to approximately $24.1 million at December 31, 2000. This decrease in cash balances is primarily attributable to cash used for operating activities, equipment purchases and our acquisition of Apollo, offset by proceeds from the sale of our preferred stock. Our funds are currently invested in operating accounts, marketable debt securities and money market funds.

        In the year ended December 31, 2001, our operating activities used cash of $9.1 million. Our net loss for the year was $21.1 million. Non-cash items and changes in operating assets and liabilities were $12.0 million consisting mainly of purchased in-process research and development, depreciation and amortization and stock-based compensation expense. Our investing activities provided cash of $8.7 million and consisted primarily of proceeds from net sales of short-term investments, offset by purchases of property and equipment and the acquisition of Apollo. Our financing activities provided cash of $3.6 million and consisted primarily of the sale of preferred stock to private investors, offset by net repayments of debt.

        In the year ended December 31, 2000, our operating activities used cash of $4.0 million. Our net loss for the year was $9.2 million. Non-cash items and changes in operating assets and liabilities were $5.2 million consisting mainly of depreciation and amortization, stock-based compensation expense, purchased in-process research and development and increases in certain liabilities. Our investing activities used cash of $10.3 million and consisted primarily of net purchases of short-term investments, purchases of property and equipment and the acquisition of Mimotopes. Our financing activities provided cash of $18.4 million and consisted primarily of the sale of preferred stock to private investors.

        At December 31, 2001, our long-term debt is secured by the specific equipment financed. In accordance with that debt we must maintain certain monthly liquidity ratios as well as various non-financial covenants, which also restrict us from paying dividends. Our credit agreement requires that we maintain a minimum liquidity of unrestricted cash and short-term investments equal to the greater of six months cash burn or 1.5 times the outstanding loan balance. A violation of this liquidity covenant would give the lender the right to require that we pledge cash collateral equal to the outstanding loan balance. The cash collateral would be released as soon as our liquidity returned to compliance.

        We expect to have negative cash flows from operations through at least 2003. We expect to incur increasing research and development expenses, as well as expenses for additional personnel and clinical and preclinical efforts. Our future capital requirements will depend on a number of factors, including our ability to obtain research funding under current and future collaboration agreements, the resources we devote to developing and supporting our product candidates, continued progress of our research and development of product candidates, the need to acquire licenses to new technology and the availability of other financing.

        We believe that our current cash balances, together with the net proceeds of this offering and anticipated collaboration, product and service revenue will be sufficient to fund our operations through at least the next 12 months. In the event that we are unable to complete this offering, extend our agreement with Pfizer, sign a new collaborative research and development agreement, or raise additional equity or debt financing, we would delay or discontinue our clinical trials, preclinical studies and research programs to reduce our expenditures to enable us to fund our operations for at least the next 12 months. We are subject to significant variation in the timing and amount of our revenue and results of operations from period to period. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms, or at all. In the event that we do raise additional equity financing, investors in this offering will be further diluted.

        Other than as set forth in the following table, we do not have any planned material capital expenditures, significant balloon payments or other payments due on long-term obligations or other material demands or commitments to be incurred beyond the next 12 months.

	Debt	Other Commitments
Fiscal year 2002	$1.6 million	$671,000
Thereafter	$1.6 million	$3.8 million

        For a more detailed discussion of the information in the foregoing table, see notes 7 and 12 to the MitoKor consolidated financial statements.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt FAS 142 effective January 1, 2002. The adoption of this new accounting pronouncement is expected to have a significant impact on our consolidated financial position and results of operations. As of December 31, 2001, we had unamortized goodwill and unidentified intangibles of $8.7 million. Based on the current level of goodwill, annual amortization expense of $925,000 will no longer be recorded. Amortization expense associated with goodwill for the years ending December 31, 2000 and 2001 were $90,000 and $445,000, respectively. The FAS 142 initial impairment test is not expected to result in a material write-down in fiscal year 2002.

        In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 replaces FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations — Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions. FAS 144 also resolves significant implementation issues related to FAS 121. We do not expect the adoption of FAS 144 for long-lived assets held for use to have a material impact on our consolidated financial position or results of operations because the impairment assessment under FAS 144 is largely unchanged from FAS 121. However, we cannot determine the potential effects that adoption of FAS 144 will have on our consolidated financial position or results of operations with respect to future disposal decisions.

Qualitative and Quantitative Disclosure about Market Risk

  Interest Rate Risk

        We invest our excess cash in investment-grade, interest bearing securities. The primary objective of our investment activities is to preserve principal while at the same time improving yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high-quality debt instruments of financial institutions and corporations and U.S. government securities with maturities no longer than 18 months. Due to the short-term nature of these investments, we believe that we are not subject to any material market risk exposure. We have not entered into any derivative contracts.

        We are subject to interest rate risk on our debt obligations. Long-term debt obligations have fixed and variable interest rates indexed to the prime rate. Interest rates on these instruments approximate current market rates as of December 31, 2001. Based on variable interest debt obligations of $1.7 million as of December 31, 2001, if a 10% change in interest rates were to occur subsequent to this date, this change would not have material effect on our statement of financial position, results of operations, or cash flows.

  Foreign Currency Risk

        Our ownership of Mimotopes exposes us to foreign exchange risk. The functional currency of our subsidiary is the Australian dollar. Accordingly, all assets and liabilities of our subsidiary are translated at the current exchange rate at the balance sheet date. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of our stockholders' equity. Other foreign currency transaction gains and losses are included in our results of operations and, to date, have not been significant. We have not hedged exposures in foreign currencies or any other derivative financial instrument.

BUSINESS

Overview

        We focus on the discovery and development of drugs for the treatment of major diseases and conditions associated with mitochondrial dysfunction. Mitochondria are specialized cellular substructures that are essential to human life, and according to A Primary Care Physician's Guide, more than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction. We integrate our broad biology and chemistry capabilities to identify mitochondrial drug targets and therapeutic leads and to advance product candidates into the clinic, either independently or in collaboration with our strategic partners. We have one drug in a Phase III clinical trial for Alzheimer's disease and a second drug in Phase I for Parkinson's disease. In addition, we are advancing a number of preclinical lead compounds toward the clinic in stroke, obesity, diabetes, osteoarthritis, glaucoma and other diseases. We currently have agreements with major pharmaceutical and biotechnology companies, including Wyeth, Pfizer and Chiron. We also maintain relationships with numerous academic centers.

Background and Opportunity

The Critical Role of Mitochondria in Human Health and Disease

        Mitochondria are specialized cellular substructures that are essential to human life. They utilize more than 90% of inhaled oxygen, generate nearly all of the cell's energy and participate in many cellular pathways, including metabolism and cell death. Mitochondria are essential to cell growth and function because they convert carbohydrates, fats and proteins from food into the body's principal form of energy, adenosine triphosphate, or ATP. The biological process that creates ATP involves a series of mitochondrial protein complexes known as the electron transport chain. The tissues of the body that rely most heavily on mitochondria are composed of long-lived, energy demanding cell types, like those found in the brain, muscles and the pancreas. As a result, mitochondrial dysfunction has a significant impact on these tissues.

        If the supply of ATP is disrupted, or if mitochondrial activity declines below levels required to sustain normal cellular processes, tissue function can be compromised, threatening a person's health. Even a brief interruption in the supply of oxygen to certain tissues can lead to a rapid depletion of mitochondrial energy levels, resulting in cell injury that can ultimately trigger cell death. One consequence of mitochondrial failure is a form of cell death called apoptosis, which mitochondria initiate by releasing specific cell death-activating proteins. Mitochondria are also the primary cellular source of highly reactive molecules called free radicals that cause cellular stress and can induce apoptosis. Impairment of mitochondrial function can lead to age-related degenerative diseases by weakening cell membranes, increasing the demand for cellular energy and undermining the integrity of the genome.

The Mitochondrial Genome

        In humans, mitochondria are the only parts of the cell other than the nucleus that contain their own genomes. In contrast to the nuclear genome, which has been the focus of so much recent study, the mitochondrial genome is inherited only from the mother. At 16,569 base pairs, the mitochondrial genome is smaller and easier to analyze than the three billion base pairs that comprise the nuclear genome. Both genomes contain instructions, or codes, for mitochondrial proteins, and as a result, proper mitochondrial structure, growth and function depend on the coordinated expression of genes in both the nucleus and mitochondria. Based on various studies published in Electrophoresis and A Primary Care Physician's Guide, we estimate that nuclear genes code for approximately 2,000 mitochondrial proteins, the majority of which have not been well characterized. Alterations in any mitochondrial gene or protein may undermine mitochondrial and cellular viability, so understanding the mitochondrial genome and proteome can provide new avenues for studying, diagnosing and treating disease.

        The mitochondrial genome is particularly vulnerable to genetic alterations, partially because of its proximity to the harsh environment of mitochondrial metabolism, but also because according to articles in Nature more than 90% of the DNA in the mitochondrial genome codes for proteins and ribonucleic acids, or RNAs. In marked contrast to the nuclear genome, the occurrence of non-coding, or "junk," DNA in the human mitochondrial genome is minimal. In the American Journal of Human Genetics, the mitochondrial genome is estimated to be 10 to 20 times more variable than nuclear DNA sequences. As a result, mitochondrial mutations are more common and more likely to have detrimental effects on cellular function. Mitochondrial diseases may result from alterations in mitochondrial genes or proteins, from alterations in nuclear genes or proteins, from a combination of changes or from more complex mechanisms including the detrimental effects of environmental toxins.

Market Opportunity for Mitochondrial Medicine

        Due to the critical role of mitochondria in so many aspects of cellular function, more than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction. Mitochondrial dysfunction may be an inevitable part of the aging process, resulting from a combination of inherited and acquired genetic and functional defects. We believe that the increasing average age of the general population, coupled with a more developed understanding of mitochondria, will give mitochondrial medicine an increasingly important and expanding role in healthcare. The following table sets forth the market opportunities for mitochondrial medicine in the immediate and longer terms, as well as selected diseases and conditions with mitochondrial links, their representative symptoms and mitochondrial mechanisms and pathways.

Market Opportunities for	•	Drug candidates for major diseases
Mitochondrial Medicine	•	Identification of new proteins for use in drug discovery
	•	Disease-relevant models
	•	High-throughput screens and high-content assays for drug discovery and methods of assessing potential drug toxicity (MitoMetrics)
	•	Human gene and protein databases and bioinformatics software
	•	Customized libraries of chemical compounds used in drug discovery
	•	Drug delivery approaches
	•	Diagnostic markers and research tools

Diseases and Conditions with	•	Alzheimer's disease
Mitochondrial Links	•	Parkinson's disease
	•	Stroke
	•	Obesity
	•	Type II diabetes
	•	Osteoarthritis
	•	Glaucoma
	•	Friedreich's ataxia
	•	Cancer
	•	Other degenerative conditions associated with aging

Symptoms Associated with	•	Neurodegeneration
Mitochondrial Dysfunction	•	Neurological disorders including seizures
	•	Learning disabilities, developmental delays and retardation
	•	Susceptibility to infection
	•	Liver and kidney problems
	•	Insulin and glucose imbalances and diabetic complications
	•	Respiratory problems
	•	Gastrointestinal disorders
	•	Cardiovascular problems, including heart failure
	•	Visual and hearing deficits, including optic neuropathy, retinal degeneration and deafness
	•	Loss of motor control, muscle weakness and skeletomuscular abnormalities
	•	Poor growth

Mitochondrial Mechanisms	•	Bioenergetic and metabolic failure
and Pathways	•	Cellular stress and damage from free radicals
	•	Cell death pathways, including apoptosis
	•	Mitochondrial, nuclear, or combined mitochondrial and nuclear DNA alterations
	•	Variations in DNA sequence referred to as single nucleotide polymorphisms, or SNPs
	•	Sets of ethnically related SNPs called haplogroups or haplotypes
	•	DNA deletions or repeats
	•	Other mutations

Our Strategy

        Our goal is to leverage our leading position in mitochondrial research to develop and commercialize drugs, research tools and diagnostic products. To achieve our objectives, we are implementing the following strategies:

        Discover and internally develop product candidates to treat major diseases linked to mitochondrial dysfunction.    We plan to advance product candidates internally to progressively later stages of research and development, which we believe will enable us to optimize the value of selected mitochondrial product candidates. We are conducting internal research directed at treatments for several major disease areas, including neurological and related disorders, metabolic diseases and other degenerative conditions and diseases. This research has resulted in the identification of multiple series of drug leads, some of which have advanced to human clinical trials. We have completed a successful Phase I clinical trial for Parkinson's disease, and we are in late-stage preclinical development for stroke. We are in preclinical research with drug candidates for obesity, diabetes and osteoarthritis, as well as other areas.

        Leverage our comprehensive and integrated mitochondrial research platform.    We plan to leverage our research platform to become the leading provider of mitochondrial drugs, research tools and diagnostic products. We believe we have the most comprehensive and integrated research platform dedicated to the study of mitochondria in health and disease. This platform includes what we believe is the largest complete human mitochondrial genome database in the world, a highly regarded group of advisors in mitochondrial science and a large patent portfolio related to mitochondrial drug discovery. We believe we are the only company to have achieved the critical mass and intellectual capital necessary for the discovery and development of a broad series of novel mitochondrial products.

        Pursue additional strategic relationships with leading pharmaceutical and biotechnology companies.    We are pursuing additional strategic alliances in several areas to fund drug discovery and development and to further advance our core technologies. Our collaborations typically include several types of payments, such as up-front fees, research funding, milestone payments and royalties. Alliances can also provide us with access to research, development and commercialization resources and distribution channels. By focusing each alliance on different technologies, compounds, targets, functional responses or diseases, we are able to pursue and support multiple relationships simultaneously. We are party to an agreement with Wyeth for the development of estrogens to delay the onset or to slow the progression of Alzheimer's disease and certain other dementias, with one drug currently in a Phase III clinical trial. In addition, other pharmaceutical companies and groups have engaged us to run experimental diagnostic assays to support the clinical development of their anti-dementia agents. These studies have provided us with revenues and a large number of well-characterized patient samples. We also collaborate with Pfizer to discover targets and drugs for neurodegenerative diseases, and with Chiron in the area of drug discovery.

        Protect and enhance our intellectual property.    We intend to continue to pursue an aggressive patent strategy to protect our proprietary discoveries. Our early entry into this field has enabled us to establish a substantial intellectual property portfolio that creates barriers to others pursuing mitochondrial research, development and products. We own or have acquired licenses to more than 50 issued U.S. and foreign patents and have more than 160 pending U.S. and foreign patent applications. These cases are directed to a wide range of subject matter including drug targets and discovery technologies, drug candidates and their commercial applications, research tools and diagnostic markers.

        Acquire additional complementary businesses, product candidates and technologies.    We intend to continue to seek opportunities to acquire complementary businesses and to license or acquire mitochondrial product candidates and technologies that strengthen our market position. We have acquired two companies, Apollo and Mimotopes, to augment our clinical and preclinical product pipelines and our drug discovery chemistry capabilities.

        Pursue expedited paths to develop and commercialize drugs.    We are also exploring treatments for orphan diseases, which typically have fewer than 200,000 patients. There are a number of incentives for orphan drug development and commercialization in the United States, including government grants, tax credits, and marketing exclusivity. By targeting orphan diseases, we may be able to achieve more rapid and less expensive proof-of-concept in humans. Clinical efficacy in an orphan disease may facilitate the development, commercialization and use of our product candidates in major diseases. Because of the smaller number of patients and physicians in these areas, orphan diseases may also represent the first opportunity for us to market and sell pharmaceutical products on our own, without a collaboration partner.

Our Clinical and Preclinical Development Programs

        We use our technologies to pursue opportunities in markets where products can be developed based on an understanding of mitochondrial function. We have internal as well as collaborative research programs underway in a number of chronic and acute diseases, including neurological and related disorders and metabolic and other diseases associated with mitochondrial dysfunction. The stages of research for these programs range from target identification to human clinical studies, and we are constantly evaluating potential new leads and targets in our various research programs. Our clinical and preclinical studies are outlined below.

Product Pipeline

Major Neurological Disorders

        We are investigating the role of mitochondria in major neurological disorders with a focus on neurodegeneration, including Alzheimer's disease, Parkinson's disease and stroke. We believe the increasing average age of the population will lead to increased demand for new therapies that treat these diseases.

        Alzheimer's Disease.    We have a license agreement with Wyeth related to the development of estrogens for Alzheimer's disease and certain other dementias. Wyeth is funding a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of dementia in post-menopausal women. This double-blind, placebo-controlled trial is part of the Women's Health Initiative being conducted under the auspices of the NIH. The enrollment of more than 7,500 women for this six-year trial was completed in 1998. In addition, we have been working with Pfizer since 1998 on neurodegenerative disease research. Both with Pfizer and internally, we apply our mitochondrial research expertise to identify targets related to mitochondrial function and neurodegenerative disease that can be used in screens to discover potential drug candidates for therapeutic intervention. We have identified multiple targets and compound series that address neurodegenerative disease.

        The most common form of dementia, Alzheimer's disease, is a progressive neurodegenerative disease causing memory loss, language deterioration, cognitive impairment and eventually death. According to articles in the European Journal of Clinical Investigation, approximately 20 million people worldwide have been diagnosed with Alzheimer's disease. The Pharmaceutical Research and Manufacturers of America, or PhRMA, notes that Alzheimer's Disease afflicts approximately 10% of people over age 65 and nearly 50% of people over 85. While there are few drugs on the market today for this disease and their effectiveness is limited, worldwide sales of prescription drugs to treat Alzheimer's disease were $670 million in 2000 according to Med Ad News.

        The majority of Alzheimer's disease patients exhibit mitochondrial defects, including metabolic changes and reduced activity of cytochrome oxidase, which is complex IV of the mitochondrial electron transport chain, an essential component in the cell's energy production process. Researchers have succeeded in linking the brain cell damage and death that are hallmarks of Alzheimer's disease to these mitochondrial defects. Published reports have shown that the complex IV defect in Alzheimer's patients is transferred into engineered cell lines. These reports provide evidence that the observed defects may result from alterations in mitochondrial DNA. In addition, evidence from a number of studies indicates that estrogens affect mitochondrial function and that estrogen-based hormone replacement therapy delays the onset of Alzheimer's disease in post-menopausal women. Recent published studies with Alzheimer's disease animal models also show that estrogens significantly reduce the accumulation of brain amyloid plaques, a hallmark of the disease.

        Parkinson's Disease.    We have successfully completed a Phase I trial for Parkinson's disease with an estrogen we have designated MITO-4509. This compound is a component of marketed hormone replacement products, but it has minimal feminizing activity. Our future trials will assess the ability of this compound to moderate the symptoms and progression of Parkinson's disease.

        Parkinson's disease causes tremor, rigidity and diminished quality of life. It is an age-related, neurodegenerative disorder that, according to PhRMA, affects an estimated 1.5 million patients in the United States today and approximately 1% of people over age 60. Worldwide sales of prescription drugs to treat Parkinson's disease totaled $607 million in 2000 according to Med Ad News. However, the effectiveness of these drugs is limited by side-effects, loss of efficacy over time and little impact on disease progression.

        Published reports suggest that Parkinson's disease is associated with mitochondrial dysfunction. Several studies have shown that patients with Parkinson's disease have a defect in complex I of the mitochondrial electron transport chain, which is a key component of energy production. In addition, a Parkinson's disease-like syndrome can be induced in humans and in animals by mitochondrial toxins that impair the function of complex I. Cells from Parkinson's disease subjects exhibit selective defects in the activity of complex I. The transfer of this defect into engineered cell lines suggests that the metabolic defect of Parkinson's disease has a mitochondrial genetic origin. It has also been shown that the inhibition of complex I is associated with abnormal aggregation of alpha-synuclein and other cellular proteins that are pathological hallmarks of Parkinson's disease.

        Stroke.    We have developed a late-stage preclinical product called NeuroStat that we believe will protect the brain tissue of stroke victims by improving mitochondrial stability. The active ingredient of NeuroStat appears to have a high margin of safety and rapidly achieves high drug blood levels after a single subcutaneous injection. This should allow paramedics to administer NeuroStat at the initial point of care soon after a stroke when at-risk brain cells may still be saved from dying. Our proprietary approach may also yield drug candidates and targets for congestive heart failure and heart attacks, where mitochondrial failure causes a series of events similar to what happens with a stroke.

        Stroke is caused by a sudden loss of blood supply to the brain, resulting in cell death, paralysis and other complications. According to the American Stroke Association, each year more than 600,000 Americans suffer a stroke and approximately 160,000 die from its consequences.

PhRMA also estimates that approximately 67% of all strokes occur in people over age 65. Worldwide sales of prescription stroke therapies totaled $447 million in 2000 according to Med Ad News. However, there are very few marketed drugs for the treatment of stroke, and they are designed to re-establish blood flow to the affected region, not to preserve the viability of at-risk brain cells. As a result, their effectiveness is limited.

        When blood supply to the brain is compromised in a stroke, a catastrophic drop in mitochondrial ATP production occurs. This leads to cellular and metabolic imbalances, including altered intracellular calcium levels, that precipitate the breakdown and death of brain cells. Brain cells surrounding this area will also die unless salvaged by prompt therapeutic intervention to restore mitochondrial activity.

Metabolic Diseases

        We are engaged in research on the role of mitochondria in major metabolic disorders with a focus on obesity and diabetes. We are conducting preclinical studies on the contribution of mitochondrial dysfunction to these diseases and developing new targets and drug candidates for therapeutic intervention.

        Obesity.    We have identified novel compounds, such as MITO-3108, that are currently in preclinical development for the treatment of obesity. We have overcome certain toxicity problems previously known to occur with this class of compounds, which appear to lower the body-weight set point in multiple species. We believe these compounds represent therapeutic advances because they reduce body weight by modulating the body's own regulatory system, rather than by altering caloric utilization.

        Obesity represents a significant health problem in the United States as a risk factor for the development of a number of major diseases, including diabetes, heart disease, hypertension, osteoarthritis, cancer and a variety of psychological disorders. According to articles on the Medscape website, more than 60% of U.S. adults were overweight or obese in 1999. Worldwide sales of prescription therapies for obesity totaled $736 million in 2000 according to Med Ad News. The few therapies available are limited in their effectiveness and have other drawbacks, including safety issues and side effects.

        Physiological studies and genetic mouse models indicate that most species actively regulate body weight around a set point that is both genetically and environmentally determined. We believe this may be accomplished, in part, by regulating the number and efficiency of mitochondria. We are studying factors responsible for the regulation of mitochondrial mass, with the aim of developing agents capable of controlling mitochondrial replication.

        Diabetes.    We have developed novel compounds for the treatment of type II diabetes, including MITO-4183, that we have advanced to preclinical animal studies. These compounds block a mitochondrial ion channel that regulates insulin secretion. We have also identified peptides that target a mitochondrial enzyme complex and increase insulin secretion. Both of our approaches represent potential therapeutic advances over marketed diabetes drugs, because our compounds should affect insulin secretion only when glucose levels are elevated, which mimics normal functioning of the body's regulatory systems after a meal.

        Diabetes results from the body's inability to adequately secrete insulin and process glucose. Approximately 90% of diabetic patients suffer from type II diabetes, or non-insulin dependent diabetes mellitus, which can result in blindness, stroke, kidney failure, amputation, nerve damage and often premature death. PhRMA estimates that more than 18% of the U.S. population age 65 and older, or approximately 6 million people, has diabetes. Worldwide sales of prescription type II diabetes therapies totaled $4.2 billion in 2000 according to Med Ad News. Among other drawbacks, the administration of currently available diabetes therapeutics can be inconvenient, requiring frequent injections and dosing at every meal.

        Our research suggests that mitochondrial dysfunction plays a role in a significant percentage of patients with diabetes. For example, diabetes frequently occurs in association with diseases caused by mutations or deletions in mitochondrial DNA. These mutations reduce energy production while increasing cellular stress. Moreover, we believe that the presumed role of apoptotic processes in the death of pancreatic beta-cells and the major involvement of mitochondria in essentially all forms of cell death strengthen the mitochondrial connection in diabetes. We have demonstrated in preclinical studies that glucose-stimulated insulin secretion, which normally occurs after a meal to regulate blood sugar levels, is tightly controlled by mitochondrial ATP production, and not by ATP from other cellular sources. We have also shown that metabolic defects observed in many patients can be traced to a decline in mitochondrial function.

Other Diseases

        We continue to use our integrated drug discovery capabilities to evaluate new disease indications and to identify likely therapeutic targets. We are engaged in the preclinical research and development of drugs to treat other degenerative conditions and diseases associated with mitochondrial dysfunction, including osteoarthritis, glaucoma, Friedreich's ataxia and cancer.

        Osteoarthritis.    We have identified novel and potent compounds, such as MITO-4042, for the treatment of osteoarthritis. This compound improves mitochondrial function in cartilage and chondrocytes, the cells that cushion joints. Our compounds have the potential to be disease-modifying, rather than simply treating secondary aspects of the disease, such as pain. Osteoarthritis is a leading cause of physical disability in the United States.

        Glaucoma.    Several of our mitochondrial compounds, including MITO-4565, have shown an ability to block cell death pathways in retinal cells, and are being studied in preclinical models of glaucoma and other eye diseases. Glaucoma is a common ophthalmic disease associated with increased pressure within the eye, and according to the Glaucoma Research Foundation, affects more than 3 million Americans, causing blindness in more than 120,000 people.

        Friedreich's Ataxia.    We have filed an orphan drug application with the FDA related to AlphaTaxin as a treatment for Friedreich's ataxia. Friedreich's ataxia is characterized by clumsy or awkward movements and heart degeneration. Friedreich's ataxia is caused by a mutation in a nuclear gene that codes for a mitochondrial protein and is the most common inherited ataxia.

        Cancer.    We have identified potential anti-cancer drugs and targets that we are currently researching. Our cancer program is based on considerable published evidence that mitochondrial energy production and mitochondrial cell death pathways are altered in cancer cells.

Our Technologies

        We have developed an extensive set of integrated technologies to study mitochondria and their connections to diseases. Our technology platform facilitates the identification of gene and protein targets and markers associated with disease. This comprehensive and integrated platform provides the basis for us to discover and develop mitochondrial drugs, research tools and diagnostic products.

Mitochondrial Proteomics

        We use a combination of proprietary and other advanced technologies to access and profile the mitochondrial proteome and to identify proteins with potential commercial importance as novel drug targets or diagnostic markers. Using our mitochondrial expertise and proprietary sample preparation techniques, we isolate highly purified mitochondria from cells and tissues and separate the mitochondria into sub-components. We then identify mitochondrial proteins in each fraction using a combination of customized gel electrophoresis, solid-phase affinity separation and mass spectrometry. We use these methodologies to analyze low abundance and difficult-to-obtain membrane proteins. Using engineered cell lines and other disease models, we perform differential protein expression experiments to study mitochondrial involvement in disease and to identify additional drug targets and diagnostic markers.

        We have developed proprietary bioinformatics software that enables us to search public and private databases for genes and proteins related to mitochondrial function. This software leverages our knowledge of amino acid sequences that the cell uses for the trafficking of proteins to mitochondria and of sequences associated with particular protein functions. We also search our proprietary mitochondrial genome databases to identify changes that may be associated with disease. We analyze these genes and proteins to identify new drug targets or diagnostic markers. Once we define a gene or protein sequence of potential interest, we clone, express, purify and determine the function of the resulting protein and its relevance to disease.

Mitochondrial Genomics

        We use a combination of proprietary and other technologies to identify alterations in mitochondrial and nuclear genes that may contribute to mitochondrial dysfunction and disease. We collect blood and tissue samples from individuals with neurodegenerative and metabolic diseases and from healthy individuals of the same age. We then sequence and catalogue the entire mitochondrial genome from each individual. We also compare the sequences of individuals from the same geographical location or from the same ethnic group to identify SNPs that are specific to that population, or haplogroups. After common patterns of SNPs are identified, we are able to focus on the remaining unique polymorphisms or mutations that we believe are associated with disease. We have sequenced the complete mitochondrial genomes of over 900 individuals, which we believe represents the largest human database of this kind in the world. We have identified more than 550 haplogroup-related SNPs and more than 2,000 unique SNPs that we are examining for association with disease. We have identified significant associations between mitochondrial SNPs and major diseases, including Alzheimer's disease.

        We also use a broad array of advanced gene expression technologies to identify genes that may be associated with disease. We accomplish this by comparing RNA levels in diseased and normal cells or tissues to identify genes that are over-expressed or under-expressed. From this work, we have filed patents directed to more than 50 distinct genes and proteins.

High-Throughput Mitochondrial Screening

        To identify novel compounds that interact with our drug targets, we have designed a number of sophisticated high-throughput screens. These screens utilize a series of proprietary reagents to evaluate mitochondrial binding, displacement or inhibitory characteristics when a test compound is introduced. In addition to binding protocols, we currently employ a large number of assays that model parameters of mitochondrial function, such as membrane potential, calcium uptake, ATP levels and mitochondrial free radical generation. We have developed a high-throughput screen capable of detecting mitochondrial stability and function in intact cells.

High-Content Mitochondrial Assays

        We have developed high-content assays using an advanced bioenergetics system for real-time, simultaneous measurement of mitochondrial respiration, swelling, membrane potential and ion flux. This can be done in the presence or absence of trigger molecules that activate or inhibit pathways of interest. This technology provides detailed data about how a potential drug affects the "health" and metabolic state of mitochondria, and about the function of novel genes and proteins. We use this assay system to study and optimize compounds identified using high-throughput screens, and we iteratively optimize the activity of lead compounds through structure-activity studies. Drug candidates with the desired level of activity are advanced to studies in engineered cell lines and animal disease models.

Disease-Relevant Mitochondrial Models

        We have developed patented technologies that allow us to produce disease-relevant mitochondrial models. We produce human models of mitochondrial dysfunction in cybrid and other engineered cell lines. We create cybrid cells by fusing platelets with cells that have been treated to remove their mitochondrial DNA. Since platelets contain mitochondria but have no nucleus, the fusion process should transfer only mitochondrial DNA to the recipient cells. The phenotype, or biochemistry, of a cybrid is then assessed using a variety of proprietary and other technologies to determine if the engineered cell line exhibits characteristics of disease. When a cybrid displays the characteristics of a patient's disease, this suggests that there is a mitochondrial genetic link to the disease. Cybrids model some of the features of major disease phenotypes. Published data on Alzheimer's cybrids show various defects consistent with Alzheimer's disease, including metabolic changes and elevated levels of beta-amyloid, a protein associated with the disease.

        Through our network of scientific collaborations, we have access to animal disease models that have been treated with mitochondrial toxins and that are useful in identifying drug candidates. Parkinson's disease-like abnormalities in animals have been induced with agents that block electron transport chain complex I. We also study naturally occurring animal disease models, such as a strain of guinea pigs that spontaneously develops osteoarthritis of the joints with aging and a strain of diabetic mice.

Combinatorial and Medicinal Chemistry

        We have substantial chemistry resources for lead discovery and drug candidate optimization. We use our proprietary MultiPin, solid-phase parallel synthesis and other advanced technologies to rapidly develop combinatorial libraries of drug-like molecules and peptides for primary screening. In many instances, we have based our initial chemistry on natural products or marketed drugs that are known to bind to proteins that are similar to our targets. This is an effective approach to drug development because the efficacy and safety of these classes of molecules are often already well established in animal or human studies. In addition, we have medicinal chemistry capabilities that allow us to synthesize variations of leads to optimize their desirable properties. In-house chemistry resources give us greater confidentiality, better availability and quality control and tighter focus on potential mitochondrial drug leads, thereby improving our chances for successful and competitive lead development.

Mimotopes

        Our wholly-owned subsidiary, Mimotopes, is a pioneer in combinatorial chemistry and a supplier of custom peptides. Mimotopes has developed a considerable range of proprietary technologies for peptide and small molecule non-peptide drug discovery research. Mimotopes' broad combinatorial and medicinal chemistry capabilities are a key part of MitoKor's integrated drug discovery platform. Mimotopes' chemists contribute to the design and synthesis of potential drug candidates and libraries for MitoKor's internal research programs. Mimotopes' peptide expertise has also contributed to MitoKor's assay design and target validation.

        Mimotopes develops, markets and sells chemistry products and services internationally to biotechnology and pharmaceutical companies and academic and government laboratories. Mimotopes works with its customers to pursue drug discovery, genomics, proteomics, antibody, vaccine and other research. Mimotopes' expertise in polymer science and grafted plastics enables the design and manufacture of various solid-phase and affinity separation research tools. Mimotopes' products include SynPhase products for solid-phase combinatorial synthesis, PepSets peptide libraries for the mapping of epitopes, the parts of proteins that induce immune responses, and the custom synthesis of peptidomimetics and other compounds.

Our Corporate and Academic Collaborations

        We have entered into collaborations with major corporations and leading academic institutions and researchers.

Corporate Collaborations

        Through corporate collaborations, we typically obtain license fees and research funding and the opportunity to receive milestone payments and royalties from research results and subsequent product development and commercialization.

        Wyeth.    We are party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of our patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth is funding a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for us to receive option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us.

        Pfizer.    In November 1998, we entered into a three-year collaborative research and development agreement and a license agreement with Pfizer. The original term of the research and development agreement was later extended for an additional period ending May 2002. Under the agreements, we collaborate on drug discovery and Pfizer provides funding for our research. Pfizer has accepted multiple targets developed by us that address neurodegenerative disease. We received an upfront cash payment and an equity investment of $2.0 million from Pfizer upon the signing of the agreements. The agreements also provide for us to receive preclinical and clinical milestones and royalty payments based on net sales of any human or veterinary therapeutic products marketed by Pfizer using the targets developed in the collaboration. Pfizer's milestone and royalty obligations continue after the expiration of the research and development agreement. These obligations generally expire with respect to the sale of products in a particular country based on the expiration date of the patent covering the product in that country. If Pfizer chooses to develop any of the compounds we identify under the research and development agreement, we will assign the rights to those compounds to Pfizer; in turn, Pfizer is obligated to use reasonable efforts to develop and commercialize products.

        Chiron.    In February 2000, we entered into a three-year drug discovery collaboration with Chiron. Under this agreement, we provide technical assistance and chemical synthesis services to generate compounds for use by Chiron in the discovery, development and commercialization of small molecule agents. Chiron funds the efforts of a number of our chemists in support of their drug discovery projects. Typically, we work on specific target-based programs with Chiron, producing variations of compounds that have shown activity in primary screens. All of the resulting compounds are the property of Chiron. All chemical methods remain the property of MitoKor.

Chiron also receives a non-exclusive license to the chemical methods and improvements, with the right to sublicense its license rights.

Academic Collaborations

        Through academic collaborations, we gain cost-effective access to new technologies and expertise important to the further development of our technologies and products. Our network of academic advisors and collaborators consists of experts in a variety of disciplines involved in research related to mitochondrial biology, genetics and medicine, and the development of pharmaceutical products. We collaborate with leading academic institutions and highly respected researchers in mitochondrial science. For many of these academic collaboration agreements, we have either joint ownership rights or options to negotiate for exclusive license rights to the resulting technology.

        University of California, San Diego.    Our collaboration with J. Olefsky, M.D., initially funded through a grant awarded in 1997, focuses on the study of mitochondrial defects in type II diabetes in an effort to further explore the role of mitochondria in this disease. This collaboration was extended and also expanded to include animal testing of one of our type II diabetes drug candidates.

        University of California, San Diego, and San Diego Veterans Affairs Medical Center.    In 2000, we were awarded a grant to develop novel treatments for osteoarthritis in collaboration with the laboratory of R. Terkeltaub, M.D.

        University of California, San Diego.    In 2001, we were awarded a grant with S. Subramaniam, Ph.D., to partly fund the development of bioinformatics methods and tools and an annotated database related to the identity and function of mitochondrial proteins. This effort is intended to support our ongoing proteomics and genomics projects and the results are expected to contribute to the selection and validation of mitochondrial proteins as potential drug discovery targets.

        Buck Institute for Age Research, and University of California, San Francisco.    We collaborate with B. Gibson, Ph.D., on mitochondrial proteomics research, including the fractionation, sequencing and identification of proteins present in human mitochondria. The collaboration exploits mass spectrometric technologies to study normal tissue as well as the consequences of metabolic dysfunction and cellular stress in degenerative disorders such as Alzheimer's disease, including the identification of proteins that are up- or down-regulated in response to cellular stress. These approaches aim to uncover new molecular targets for drug discovery.

        University of Oregon, Eugene.    Dr. R. Capaldi has worked with us as a consultant since 2000 in the area of mitochondrial proteomics. We have an agreement with the University of Oregon that will provide us with access to separation technologies and materials (including proprietary monoclonal antibodies) developed in his laboratory to aid in our effort to completely define the normal human mitochondrial proteome.

        University of North Texas, Fort Worth.    We fund research at the University of North Texas Health Science Center in the laboratory of J. Simpkins, Ph.D. We have the right to obtain licenses to technology and inventions that result from the sponsored program.

        Indian Institute of Science, Bangalore.    Since 1999, we have supported a team of organic chemists, led by S. Chandrasekaran, Ph.D., and U. Maitra, Ph.D., who synthesize novel intermediates that we then use in our drug discovery program. They also scale-up compounds of interest. We retain rights to all compounds developed within the program. The Indian Institute of Science retains rights to certain synthetic processes.

        Stanford University.    We have maintained a relationship with the laboratory of M. Fuller, Ph.D., since 1999 on a novel class of mitochondrial proteins.

        Washington University, St Louis.    We fund research at Washington University School of Medicine in the laboratory of D. Covey, Ph.D. We have the right to obtain licenses to technology and inventions that result from the sponsored program. In addition, we have an exclusive worldwide license to certain technology developed by Dr. Covey and his collaborators.

        University of Bristol, England.    Since 2000, we have been funding studies in the laboratory of A. Halestrap, Ph.D., for research into the biochemistry of a mitochondrial target for drug discovery.

        Ohio State University, Columbus.    Since 1999, we have been working with D. Pfeiffer, Ph.D., on a collaborative project directed toward the cloning and expression of novel mitochondrial proteins of interest as potential targets for drug discovery.

        University of Virginia, Charlottesville.    We have collaborated for many years with our scientific founder, W. D. Parker, Jr., M.D., and his colleagues, to study the role of mitochondria in Alzheimer's and Parkinson's diseases and other central nervous system disorders. We are currently involved with Dr. Parker in aspects of a mitochondrial population genetics study.

        Medical Research Council (United Kingdom) and the University of Newcastle upon Tyne. In 2000, we first entered into a collaboration with Dr. D. Turnbull. Under our current agreements, we will receive samples of purified DNA isolated from normal and diseased brain tissue that will enable us to jointly explore possible connections between defective brain mitochondria and neurodegenerative diseases.

        University of Florida.    We have a worldwide license from the University of Florida Research Foundation, Inc. to certain technology developed at the University of Florida School of Medicine related to a method of protection against cell loss using polycyclic phenols, including estrogens. We are obligated to pay an annual license maintenance fee and royalties based on product sales.

        University of Kentucky.    We have an exclusive worldwide license from the University of Kentucky Research Foundation to certain technology developed at the University of Kentucky School of Medicine related to a method of protection against brain cell loss using vitamin D derivatives and compounds which bind the vitamin D receptor. We are obligated to pay royalties on product sales.

        University of Vermont, Burlington.    We have been sponsoring research activities in the laboratory of R. Galbraith, M.D., Ph.D., at the University of Vermont to study the effects of certain of our compounds in animals.

Competition

        The pharmaceutical and biotechnology industries are intensely competitive. Other companies, academic institutions, governmental agencies and other research organizations are marketing and/or developing products for the treatment of the same diseases and conditions as our drug candidates. Many of these entities have substantially greater financial resources, larger research and development staffs, and more extensive marketing and manufacturing capabilities than we do. In addition, some of them have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures, while our experience in these areas is limited. We also face intense competition for collaborative arrangements with pharmaceutical and biotechnology companies, relationships with academic and research institutions and licenses to additional technologies.

        Many companies are working on the same diseases and conditions that we are through various approaches not based on mitochondria, such as the role of beta-amyloid in Alzheimer's disease, but there is limited competition in the field of mitochondria. Because of the critical role of mitochondria in cellular function, we believe mitochondria are an ideal focal point for the identification of drug discovery targets, diagnostic markers and therapeutic products.

        Although certain of our competitors may be larger and better funded, we believe that our mitochondrial expertise, our intellectual property portfolio, our scientific staff and our relationships with the leading academics and institutions in this area give us a competitive advantage.

Government Regulation

        The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our potential products.

        The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

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  preclinical laboratory and animal tests;

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  submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

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  adequate and well-controlled human clinical trials in three phases to establish the safety and efficacy of the proposed drug for its intended use; and

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  FDA approval of a new drug application, or NDA, or biologics license application, or BLA.

        The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for any of our potential products will be granted on a timely basis, if at all.

        Prior to commencing clinical trials, which are typically conducted in three sequential phases, we must submit an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. Further, an independent institutional review board at the medical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences.

        We may not successfully complete any of the three phases of testing of any of our potential products within any specific time period, if at all. Furthermore, the FDA or an institutional review board may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of an NDA or BLA. The FDA may deny an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data and Phase IV studies. Even if such data are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

        Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes a number of years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or indication. Government regulation may delay or prevent marketing of potential products or new indications for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Since our products are likely to involve the application of new technologies and may be based upon a new therapeutic approval, our products may be subject to substantial additional review by governmental regulatory authorities which may result in a slower FDA approval process than for products using more conventional technologies. Even if a product receives regulatory approval, the approval is limited to the specific conditions for which use and efficacy was demonstrated in the clinical trial. Additional clinical trials and separate FDA approval would be necessary to use the product for any other condition. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, costly recalls or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain additional regulatory approvals for any of our products would have a material adverse effect on our business.

        Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

        The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which is generally a disease or condition that affects fewer than 200,000 individuals.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not in principle convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication, except in limited circumstances, for seven years.

        Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance.

        Even after regulatory approval is obtained from the FDA or applicable foreign agencies, our products will be subject to additional governmental controls. Reimbursement for pharmaceuticals under governmental payor programs such as Medicare and Medicaid is regulated by governmental agencies that administer those programs and reimbursement authorization does not automatically follow FDA approval. The government, third-party payors and other insurance programs also have discretion to determine whether to use our products and how much to pay for our products. In some foreign markets, the pricing and profitability of prescription pharmaceuticals, such as our products, is regulated by the foreign governments. In addition, the distribution and dispensing of our products will be regulated by applicable prescription and dispensing laws.

        Our research and development activities are also regulated under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substance Control Act and similar federal, state and local statutes and regulations relating to our use of hazardous chemicals and radioactive and biological materials. These laws regulate our use, handling, storage and disposal of regulated substances and impose liability for non-compliance, contamination and associated injury and damage.

Intellectual Property and Proprietary Rights

        Protection of our intellectual property is a strategic priority for our business. To establish and protect our proprietary technologies and targets, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in our contracts. Our patent strategy is designed to provide us with freedom to operate and facilitate commercialization of our current and future products and create barriers to entry to others pursuing mitochondrial research, development and products.

        As of January 25, 2002, in the aggregate, including our Mimotopes subsidiary, we owned or had exclusive licenses to a total of 35 issued U.S. utility patents, together with two allowed cases and over 43 pending U.S. applications, with foreign counterparts comprising 16 issued utility patents, plus three allowed cases, and 117 applications filed outside the United States in numerous geographical territories. Issued patents or patents that might issue from the pending patent applications we own would have terms extending beyond 2012.

        In the United States, as of January 25, 2002, excluding Mimotopes, we owned or had exclusive licenses to issued utility patents and patent applications representing 53 families of subject matter, including 30 issued U.S. patents in 16 families, plus two more cases that have been allowed (one in an additional family), and more than 41 pending U.S. applications in 36 families. As of January 25, 2002, outside of the United States and excluding Mimotopes, we owned or had exclusive licenses to six issued utility patents in four families, plus three more allowed cases in three additional families, and have 113 pending cases, involving 40 families, on file in multiple jurisdictions.

        On January 25, 2002, in the United States, Mimotopes owned or had exclusive licenses to utility patents or patent applications in six families, including five issued U.S. patents in four families and two pending U.S. applications in two additional families. Outside the United States, Mimotopes owned or had exclusive licenses to on January 25, 2002, 10 issued utility patents in four families and had four pending cases in two families on file in various countries, including Australia.

        On January 25, 2002, in the United States, Mimotopes also owned design patents or patent applications in seven families, including seven issued U.S. patents. Outside the United States, Mimotopes owned on January 25, 2002, 30 issued design patents in seven families and has 12 pending cases in five families on file in certain countries, including Australia.

        The above mentioned cases are directed to a wide range of subject matter, including drug targets, assay systems and other drug discovery technologies, drug candidates and therapeutic methods, research tools and diagnostic test methods and markers.

        During the normal course of business, we periodically evaluate our intellectual property portfolio relative to our then current product offerings and technologies. Hence, it is possible that one or more of the above utility and/or design patents and/or applications, as well as the trademarks and/or servicemarks below, may be abandoned or withdrawn as certain methods or product items are discontinued or replaced by a next-generation technology, product design or nomenclature.

        In addition, at January 25, 2002, we owned nine trademarks or servicemarks registered in the United States, most of which are also registered in Australia and some of which are also registered or pending in several other foreign jurisdictions, including the European Community, Japan and certain other countries; six of these marks are the property of Mimotopes. Applications by MitoKor or Mimotopes for six additional trademarks or servicemarks are either pending or in process in the United States.

        We also rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and other intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us, and not to disclose or misuse our confidential information. However, it is possible that these agreements may be breached or invalidated and if so, there may not be an adequate corrective remedy available. Accordingly, we cannot assure you that employees, consultants or third parties will not breach the confidentiality provisions in our contracts or infringe or misappropriate our patents, trade secrets and other proprietary rights, and the measures we are taking to protect our proprietary rights may not be adequate.

        Our intellectual property gives us the right only to exclude others from using it. It does not offer any protection against claims from third parties that elements of our technologies and products infringe their intellectual property rights. We have received correspondence regarding the possible infringement of certain patents. We are in the process of negotiating with the other party to resolve this issue. In the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or whether those claims will harm our business. If we are forced to defend against such claims, whether they are with or without merit and whether they are resolved in favor of or against us, we may face costly litigation and diversion of our management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all, which could seriously harm our business or financial condition.

Legal Proceedings

        From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not a party to any material legal proceedings.

Employees

        As of December 31, 2001, we had 130 full-time employees, 74 of whom were in research and development, 19 of whom were in manufacturing, 11 of whom were in sales and marketing, and 26 of whom were in general and administrative capacities. We also retain outside consultants. None of our employees is represented by a labor union, and we consider our employee relations to be good.

Facilities

        We currently lease approximately 30,000 square feet of office and laboratory facilities in San Diego, California, under two leases that expire in June 2007. We also lease approximately 20,000 square feet near Melbourne, Australia, under a lease that expires in September 2002, with an option to renew. We believe that our existing facilities are adequate to meet our immediate needs and that suitable additional space will be available in the future on commercially reasonable terms as needed.

MANAGEMENT

Directors and Officers

        The following table provides information concerning directors, executive officers and other corporate officers of MitoKor as of December 31, 2001:

Name	Age	Position
Executive Officers
Walter H. Moos, Ph.D.	47	Chief Executive Officer and Chairman of the Board of Directors
Ronald E. Deane	67	Chief Business Officer, MitoKor, and Chairman of the Board of Directors, Mimotopes Pty. Ltd.
Craig A. Johnson	40	Chief Financial Officer, Vice President, Finance and Administration
Corporate Officers
Neil Howell, Ph.D.	55	Vice President, Research
Katherine Gordon, Ph.D.	47	Senior Vice President
Robert J. Leonard	50	Vice President
Andrew Milner, Ph.D.	47	Managing Director, Mimotopes Pty. Ltd.
Thomas G. Sanders, Ph.D.	61	Vice President, Business Development
Barry Wolitzky, Ph.D.	46	Vice President, Preclinical Research and Development
Directors
Michael Callaghan (1)(2)	49	Director
Jean Deleage, Ph.D.(2)	61	Director
Standish M. Fleming (1)(2)	54	Director
Alan S. Rosenthal, M.D.	62	Director
Richard S. Schneider, Ph.D.(1)	61	Director
Jerry A. Weisbach, Ph.D.	68	Director

(1)
Member of audit committee.

(2)
Member of compensation committee.

        Walter H. Moos, Ph.D., joined MitoKor as Chairman and Chief Executive Officer in January 1997. From October 1991 to January 1997, he was employed at Chiron Corporation where he was an executive officer, and last held the position of Vice President of Research and Development in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceuticals Research Division of the Warner-Lambert Company, last holding the position of Vice President, Neuroscience and Biological Chemistry. In addition to serving as Chairman of the MitoKor board of directors, Dr. Moos currently serves on the boards of directors of Rigel Pharmaceuticals, Inc., a public company, Axiom Biotechnologies, Inc., and the Biotechnology Industry Organization. He has edited several books, helped to found multiple journals, and has published over 100 manuscripts and patents. In addition, Dr. Moos has held adjunct faculty positions at the University of Michigan, Ann Arbor, and the University of California, San Francisco, and currently serves on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard University and received his Ph.D. in chemistry from the University of California at Berkeley in 1982.

        Ronald E. Deane joined MitoKor in February 2000 in connection with the acquisition of Mimotopes Pty. Ltd. Mr. Deane was appointed as MitoKor's Chief Business Officer in December 2000, served as Managing Director of Mimotopes during 2000 and 2001 and currently serves as Chairman of Mimotopes' board of directors. Mr. Deane has more than 35 years of experience in the pharmaceutical and biotechnology industries with companies including Upjohn, Boots and Bristol-Myers. Mr. Deane has more recently held several senior management positions in sales, marketing and administration at Commonwealth Serum Laboratories. Mr. Deane joined Coselco Mimotopes upon its formation in 1989 and continued his employment after its acquisition by Chiron until 2000. He served in various capacities during this time, last holding the position of Managing Director.

        Craig A. Johnson joined MitoKor as Corporate Controller in 1994 and was named Director of Finance and Administration in 1996, and Vice President of Finance and Administration in 1998. He has served as Chief Financial Officer since December 2000. Prior to joining MitoKor, Mr. Johnson was employed by several early-stage technology companies in the capacity of Chief Financial Officer or Corporate Controller. Mr. Johnson was employed by the accounting firm of Price Waterhouse LLP from 1984 to 1988. He received his B.B.A. in accounting from the University of Michigan and is a Certified Public Accountant.

        Neil Howell, Ph.D., has served in the capacity of Vice President of Research since September 2000. Dr. Howell has also served as an adjunct professor at the Department of Radiation Oncology, University of Texas Medical Branch at Galveston since October 2001. From 1983 to 2001, he held several faculty positions at the University of Texas. From 1979 to 1983, he held several faculty positions at Harvard Medical School. Dr. Howell is an expert in mitochondrial biology and genetics with research interests in the biochemical and neurobiological basis of mitochondrial diseases. Recently this has led to an enhanced emphasis on the analysis of the human mitochondrial genome as the genetic basis for disease. Dr. Howell has published in excess of 100 manuscripts in peer-reviewed journals and has been a member of NIH and National Science Foundation committees. Dr. Howell holds a B.A. from the University of Kansas and received his Ph.D. in molecular biology from the University of Wisconsin.

        Katherine Gordon, Ph.D., joined MitoKor in June 2001 in connection with the acquisition of Apollo and has served as the President, chief executive and a director of Apollo from its inception. Prior to founding Apollo in 1992, Dr. Gordon was an Associate Director at Genzyme Corporation. At Genzyme, she launched a business unit for deriving therapeutic proteins from the milk of transgenic animals. From 1984 to 1989, Dr. Gordon was employed at Integrated Genetics. Dr. Gordon has over 15 years of experience in the biotechnology industry and has numerous publications and issued patents to her credit. Dr. Gordon currently serves on the boards of directors of BioTime, Inc., a public company, and one privately held company. She obtained her Ph.D. from Wesleyan University in 1982 and was a post-doctoral fellow at Yale University.

        Robert J. Leonard joined MitoKor in June 2001 in connection with the acquisition of Apollo and has served as Vice President of Business Development at Apollo since 1996 and was a director of Apollo from 1995 to 2001. Previously, Mr. Leonard was Chief Executive Officer of Endocon, Inc., a company that he founded in 1981 for the commercialization of controlled release drug delivery systems for therapeutic use in humans and animals. From 1975 through 1979, Mr. Leonard was founder and President of Robert J. Leonard & Company, Inc., a privately held corporation specializing in medical and health care marketing services. Mr. Leonard has served on the boards of directors of a number of biomedical and healthcare companies.

        Andrew Milner, Ph.D., joined Mimotopes Pty. Ltd. as General Manager in 2000 and has served as Managing Director since 2001. From 1998 to 2000, Dr. Milner served at Zeneca Pharmaceuticals, with responsibility for pricing, reimbursement, and market access for all Zeneca products within Australia. Following the merger of Zeneca and Astra, Dr. Milner joined Synermedica Pty. Ltd. as Director of Development and Commercialization. From 1989 to 1998, Dr. Milner held various positions at Daratech Pty. Ltd., an agricultural and veterinary biotechnology company, including Project Director and later Operations Manager. Previously, Dr. Milner held a number of positions at the Victorian Institute of Animal Science, including Head of Molecular Biology. Dr. Milner completed his Ph.D. at John Curtin School of Medical Research, Australian National University, in 1983.

        Thomas G. Sanders, Ph.D., joined MitoKor in March 1998 as Executive Director of Business and Corporate Development and has served as Vice President of Business Development since January 1999. From 1983 to 1998, Dr. Sanders held a variety of management positions related to licensing and technology transfer, corporate strategic alliances, mergers and acquisitions, patent and research administration and manufacturing at Chiron Corporation, including Director of Technology Alliances and Transfer and Director of Business Development. Dr. Sanders has been a faculty member in the Departments of Biology and Biochemistry at Lake Forest College and Princeton University where he pursued research in developmental and molecular genetics and behavioral biology. Dr. Sanders is an author or co-author of multiple publications related to developmental genetics and biochemistry or behavior genetics. Dr. Sanders received a B.A. in biology from Williams College and M.S. and Ph.D. degrees in biochemistry from the University of Illinois, Urbana/Champaign.

        Barry A. Wolitzky, Ph.D., joined MitoKor in March 2001 as Vice President, Preclinical Research and Development. From 1999 to 2001, Dr. Wolitzky was employed at Coelacanth Corporation, a combinatorial chemistry company, as Vice President of Biology Discovery, and helped to establish a number of strategic alliances and drug discovery collaborations. From 1986 to 1999, Dr. Wolitzky held a number of research positions at Hoffman-La Roche, most recently as Director of Oncology and Associate Director of Preclinical Research and Development. Dr. Wolitzky is a cell and molecular biologist with considerable experience in immunology, inflammation and oncology and has published over 40 manuscripts. He earned his Bachelor's, Master's and Doctoral degrees in Cell and Molecular Biology from the State University of New York at Buffalo.

        Michael Callaghan is a Senior Vice President of MDS Capital Corp. and joined MitoKor as a director in 1996. Prior to joining MDS Capital Corp. in 1992, Mr. Callaghan was active in several general management positions. Mr. Callaghan began his career with Ernst & Young where he became a Chartered Accountant. He serves as a director of Systems Xcellence, Inc., a public transaction and processing software company, Ciphergen Biosystems, Inc., a public biotechnology company, and a number of other private companies. He was also a director of Apollo BioPharmaceutics, Inc. prior to its acquisition by MitoKor. He received a B.A. from McGill University and an M.B.A. from York University.

        Jean Deleage, Ph.D., joined MitoKor as a director in 1996. Dr. Deleage is a managing director of Alta Partners, a venture capital firm he founded in 1996. In 1979, Dr. Deleage founded Burr, Egan, Deleage & Co., a venture capital firm, and currently serves as a managing director.

Dr. Deleage was a founder of Sofinnova, a venture capital organization. He currently serves on the boards of directors of Aclara Biosciences, Inc., Kosan Biosciences Inc., Rigel Pharmaceuticals, Inc., Telik, Inc., and several other privately-held companies. Dr. Deleage received a Baccalaureate in France, a Master's Degree in electrical engineering and a Ph.D. in economics from the Sorbonne.

        Standish M. Fleming joined MitoKor as a director in 1995. Since April 1993, Mr. Fleming has been a managing member of Forward Ventures, a venture capital firm. He also served in an advisory position with Forward Ventures from February 1992 through April 1993. Prior to that, Mr. Fleming joined Ventana, a venture capital firm, in 1986 and served as a fund manager from January 1990 through January 1992. Mr. Fleming received a B.A. in English from Amherst College and an M.B.A. from the University of California, Los Angeles. He currently serves on the boards of directors of Triangle Pharmaceuticals, Inc., a public pharmaceutical company, and several privately held companies.

        Alan S. Rosenthal, M.D., joined MitoKor as a director in 2000. Dr. Rosenthal has served as President and Chief Scientific Officer of SalmediX since 2000. From 1993 to 2000, Dr. Rosenthal served as Vice President of Scientific Affairs and Technologies and Vice President of Pharmaceutical Discovery at Abbott Laboratories. Prior to that, he served as Senior Vice President, Scientific Affairs and Vice President, Research and Development for Boehringer Ingelheim from 1986 to 1993 and as Vice President, Immunology and Inflammation Research for Merck, Sharp and Dohme Research Laboratories from 1978 to 1986. Prior to joining Merck, Sharp and Dohme, Dr. Rosenthal spent 12 years at the National Institute of Allergy and Infectious Diseases and the National Heart Institute. Dr. Rosenthal currently serves on the boards of directors of Avidex Limited and The Immune Response Corporation, and as a scientific or business advisor to Advent Venture Partners, Mediphase Venture Partners, and Structural GenomiX, as well as acting as a pharmaceutical and biotech industry consultant and scientific advisor to various companies in his capacity as President of Oracle Consulting Limited. Dr. Rosenthal received his B.A. and M.D. from Vanderbilt University.

        Richard S. Schneider, Ph.D., joined MitoKor as a director in 1997. Dr. Schneider served as a Managing Member of Domain Associates, a venture capital firm, from 1990 until his retirement in 2001. Prior to joining Domain Associates, Dr. Schneider served as a Vice President of 3i Ventures Corporation, a venture capital firm, from 1986 to 1990. From 1983 to 1989, Dr. Schneider served as President of Biomedical Consulting Associates, Inc. Dr. Schneider was founder and Vice President from 1967 to 1983 of Syva Company, subsequently a division of Syntex Corporation. Dr. Schneider currently serves on the boards of directors of Landec, Inc. and SonoSite, Inc., two public companies, and a number of other privately held companies.

        Jerry A. Weisbach, Ph.D., joined MitoKor as a director in 2001. He currently serves as a director on the boards of InKine Pharmaceutical Company, Inc., Neose Technologies Inc., and various private companies, and as a consultant to pharmaceutical and biotechnology companies. From 1988 to 1994, Dr. Weisbach was Director of Technology Transfer at the Rockefeller University and has been an adjunct professor there since 1988. Dr. Weisbach served as Vice President of Warner-Lambert Company from 1981 to 1987 and President of its Pharmaceutical Research Division from 1979 to 1987. He was responsible for all pharmaceutical research and development activities of Warner-Lambert. Prior to joining Warner-Lambert in 1979, Dr. Weisbach was employed at Smith, Kline and French Laboratories where he was Vice President, Research.

Dr. Weisbach received his B.A. in chemistry from Brooklyn College and his M.A. and Ph.D. degrees from Harvard University.

Executive Officers and Directors

        All directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Executive officers are elected and serve at the discretion of our board of directors. There are no family relationships among our directors and executive officers.

Board Committees

        Our board of directors has an audit committee, compensation committee and research committee. Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. Messrs. Callaghan, Fleming and Schneider are the current members of our audit committee.

        Our compensation committee reviews and makes recommendations to our board of directors concerning the compensation and benefits of all of our officers, administers our stock option plans and establishes and reviews general policies relating to the compensation and benefits of our employees. Messrs. Callaghan, Deleage and Fleming are the current members of our compensation committee.

        Our research committee meets annually to review and make recommendations to management concerning our research and development programs. Messrs. Fleming, Rosenthal and Weisbach are the current members of our research committee.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is or has been one of our officers or employees or an officer or employee of one of our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. For information concerning transactions between us and Messrs. Callaghan, Deleage and Fleming, or their affiliates, see "Related Party Transactions."

Compensation of Directors

        Our non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings, but are not compensated in cash for their services as board or committee members. Upon their election to our board of directors, we typically grant non-employee directors an initial option to purchase 20,000 shares of our common stock at the then fair market value pursuant to the terms of our 2000 Outside Director Stock Option Plan. Additionally, each outside director is automatically granted an option to purchase 5,000 shares of our common stock on each anniversary date of such individual's election or appointment as an non-employee director, provided that he or she remains an outside director on the anniversary date. See "Stock Plans — 2000 Outside Director Stock Option Plan."

Limitations on Liability and Indemnification Matters

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

        As permitted by the Delaware General Corporation Law, our certificate of incorporation, which will be effective upon the closing of this offering, includes a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, our certificate of incorporation and our bylaws, both of which will become effective upon the closing of this offering, provide that:

  •
  we are authorized to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful;

  •
  we are permitted to indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements;

  •
  the rights conferred in our certificate of incorporation and bylaws are not exclusive; and

  •
  we are permitted to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain limited exceptions.

        We have also entered into separate indemnity agreements with our current directors, executive officers and other corporate officers to give such directors, executive officers and other corporate officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnity agreements may require us, among other things, to indemnify such directors, executive officers and other corporate officers against liabilities that may arise by reason of their status or service as directors, executive officers or corporate officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

        At present, there is no pending material litigation or proceeding involving any of our directors, executive officers, other corporate officers, other employees or agents for which indemnification is sought, nor are we aware of any threatened material litigation or proceeding that may result in claims for such indemnification.

Executive Compensation

        The following table summarizes the compensation paid to or earned by our Chief Executive Officer and each of our two other most highly compensated executive officers whose aggregate compensation during the fiscal year ended December 31, 2001 exceeded $100,000.

Summary Compensation Table

			Long-Term Compensation Awards
	Annual Compensation
Name and Principal Position(s)			Securities Underlying Options (#)
	Salary ($)
Walter H. Moos, Ph.D Chairman of the Board and Chief Executive Officer	$300,000		177,000
Ronald E. Deane Chief Business Officer	167,367	(1)	20,000
Craig A. Johnson Chief Financial Officer and Vice President, Finance and Administration	160,020		—

(1)
Of this amount, $21,534 was paid to Mr. Deane by Mimotopes where he last served as Managing Director. The remaining $145,833 was paid to Mr. Deane by MitoKor for his services as Chief Business Officer.

Option Grants in Last Fiscal Year

        The following table sets forth certain information with respect to stock options granted to the individuals named above in the Summary Compensation Table during the fiscal year ended December 31, 2001, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions. These amounts represent assumed rates of appreciation in the value of our common stock from the deemed fair market value of $7.50 per share as of December 31, 2001.

        In the fiscal year ended December 31, 2001, we granted options to purchase up to an aggregate of 734,830 shares of our common stock to employees, directors and consultants. All options were granted under our 1993 Stock Option Plan or our 2000 Outside Director Stock Option Plan at exercise prices at or above the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. All options have a term of ten years. The percentage of total options granted is based upon an aggregate of 734,830 options granted during 2001.

	Individual Grants
		Percent of Total Options Granted to Employees In Last Fiscal Year (%)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares Underlying Options Granted (#)
Name			Exercise Price ($/share)	Expiration Date
					5%	10%
Walter H. Moos, Ph.D.	177,000	24%	$2.00	2/1/2011	$835,440	$2,115,150
Ronald E. Deane	20,000	3%	$2.00	2/1/2011	94,400	239,000
Craig A. Johnson	—	0%	—	—	—	—

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth for the individuals named above in the Summary Compensation Table their option exercises for the fiscal year ended December 31, 2001, and exercisable and unexercisable options held by them as of December 31, 2001.

        The "Value of Unexercised In-the-Money Options at December 31, 2001" is based on a value of $2.00 per share, the fair market value of our common stock as of December 31, 2001, as determined by our board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1993 Stock Option Plan.

			Number of Securities Underlying Unexercised Options At December 31, 2001 (#)
					Value of Unexercised In-the-Money Options at December 31, 2001 ($)(1)
	Shares Acquired On Exercise (#)
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Walter H. Moos, Ph.D.	none	none	270,920	239,680	$452,385	$81,915
Ronald E. Deane	none	none	7,000	33,000	8,400	15,600
Craig A. Johnson	none	none	67,077	52,923	100,117	64,610

(1)
Fair market value as of December 31, 2001 was determined by our board of directors and is based upon its assessment of our overall business, business prospects and financial condition at that time. The board considered, among other things, the illiquid nature of our common stock, the price paid for shares of our preferred stock in arm's-length transactions and our financial performance and operating results at the time.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

        We entered into an employment letter agreement with Walter H. Moos, Ph.D., on December 11, 1996. Pursuant to the terms of this agreement, Dr. Moos is currently serving as an at-will employee of MitoKor. Under the terms of this agreement, Dr. Moos was to initially receive a base salary of $250,000 and, subject to the approval of our board of directors, options to purchase our common stock. In addition, Dr. Moos has use of a company residence and vehicle. If

Dr. Moos' employment is terminated by us without cause or voluntarily by him following a constructive reduction in his responsibilities, he shall be entitled to a lump sum payment equal to his annual base salary plus any earned bonuses and the vesting of his stock options will accelerate by twelve months.

        We entered into an employment letter agreement with Ronald E. Deane on March 15, 2001. Pursuant to the terms of this agreement, Mr. Deane is currently serving as an at-will employee of MitoKor. Under the terms of this agreement, Mr. Deane is to receive a base salary of $175,000 and is eligible to receive a cash bonus of up to 30% of his base salary. In addition, subject to his acceptance of employment, our board of directors granted Mr. Deane an option to purchase up to 20,000 shares of our common stock.

Stock Plans

Amended and Restated 1993 Stock Option Plan

        Our Amended and Restated 1993 Stock Option Plan authorizes the administrator to grant awards in the form of incentive stock options, within the meaning of Section 422 of the United States Internal Revenue Code, and nonstatutory stock options. While incentive stock options may be granted only to employees, including officers and employee directors, nonstatutory stock options may be granted to employees, consultants and non-employee directors. The Amended and Restated 1993 Stock Option Plan is administered by our board of directors or a duly appointed committee of the board. Subject to the provisions of the plan, the administrator determines the persons to whom options are to be granted, the number of shares subject to each option and all other terms and conditions of the options. As of December 31, 2001, options to purchase 1,871,059 shares of our common stock were outstanding under the plan. Options granted under the Amended and Restated 1993 Stock Option Plan will remain outstanding in accordance with their terms, but our board of directors has determined that no further options will be granted under the 1993 Plan after the effective date of this offering. In the event of our merger with another corporation or another transfer of control event, the acquiring corporation may assume outstanding options or substitute new options of equivalent value. Any stock options not assumed by the acquiring corporation or exercised prior to a transfer of control will terminate upon the transfer of control.

2000 Outside Directors Stock Option Plan

        Our 2000 Outside Directors Stock Option Plan was initially adopted by our board of directors in September 2000 and approved by our stockholders in October 2000. The purpose of the plan is to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business. A total of 350,000 shares of our common stock are authorized and reserved for issuance under the plan. The cumulative number of shares reserved for issuance under the 2000 Outside Directors Stock Option Plan will be increased automatically on January 1, 2003 and each January 1 thereafter by 50,000 shares or a lesser amount determined by our board of directors. Appropriate adjustments will be made to the share reserve, to the award formulas described below and to awards outstanding under the plan in the event of any change in our capital structure. If any award granted under the 2000 Outside Directors Stock Option Plan expires or terminates, or if we repurchase any shares issued pursuant to an award, the shares subject to the terminated portion and any repurchased shares will again become available for issuance under the plan. As of December 31, 2001, options to purchase 125,000 shares were outstanding under the 2000 Outside Directors Stock Option Plan, 20,000 shares had been issued upon exercise of options, and 105,000 shares were available for future grant.

        The 2000 Outside Directors Stock Option Plan provides for an initial, automatic grant of an option to purchase 20,000 shares of our common stock to each non-employee director when such director is first elected to our board of directors. The plan also provides for an annual grant of an option to purchase 5,000 shares of our common stock to each non-employee director on each anniversary of (i) the date on which the plan was adopted, for persons serving as non-employee directors on such date, or (ii) the date of initial election or appointment as a non-employee director for persons first elected or appointed after the plan was initially adopted. Each initial and annual option will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years. Initial options granted to newly elected non-employee directors will vest and become exercisable in equal monthly installments over a four year period, while annual options granted to continuing non-employee directors will vest and become exercisable in twelve equal monthly installments. All options granted under the 2000 Outside Directors Stock Option Plan will be nonstatutory stock options. They must be exercised, if at all, within 12 months after a non-employee director's termination of service with us by reason of death or disability and otherwise within six months after termination of service, but in no event later than the expiration of the option's term.

        Stock options granted under the 2000 Outside Directors Stock Option Plan are not transferable by a director other than by will or the laws of descent and distribution. In the event of our merger with another corporation or similar change in control event, each outstanding initial and annual option will become fully vested and exercisable. The plan provides that the acquiring corporation may assume our outstanding options or substitute new options of equivalent value. However, if the acquiring corporation refuses to assume or substitute for our outstanding options, then the outstanding options will terminate upon the change in control to the extent not previously exercised.

        Unless terminated sooner by our board of directors, the 2000 Outside Directors Stock Option Plan terminates automatically when all shares available for issuance under the plan have been issued. Our board of directors has the authority to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding award without the consent of the affected director.

2002 Stock Option Plan

        Our 2002 Stock Option Plan was adopted by our board of directors in                        2002 and we anticipate stockholder approval of the 2002 Stock Option Plan in                         2002. A total of 1,500,000 shares of our common stock are authorized and reserved for issuance under the 2002 Stock Option Plan. As of                        , 2002, no options to purchase shares of our common stock were outstanding under the 2002 Stock Option Plan. The cumulative number of shares authorized for issuance under the 2002 Stock Option Plan will be increased automatically on January 1, 2003 and each January 1 thereafter during the term of the plan by an amount equal to (a) 4% of the outstanding shares of our common stock on the immediately preceding December 31 or (b) a lesser amount determined by our board of directors. However, the portion of each such annual increase that may be issued upon the exercise of incentive stock options may not exceed 700,000 shares. Appropriate adjustments will be made to the foregoing limits and to awards outstanding under the plan in the event of any change in our capital structure. If any award granted under the 2002 Stock Option Plan expires or terminates or if we repurchase any shares issued pursuant to an award, the shares subject to the terminated portion and any repurchased shares will again become available for issuance under the plan.

        The 2002 Stock Option Plan is administered by our board of directors or by a committee of the board, who determine, consistent with the provisions of the plan, the persons to whom awards are granted and all of the terms and conditions of awards. The administrator has the authority to construe and interpret the terms of the plan and awards granted under it and to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding award without the consent of the affected participant.

        The 2002 Stock Option Plan authorizes the administrator to grant awards in the form of incentive stock options, nonstatutory stock options, and restricted stock awards. While incentive stock options may be granted only to employees, including officers and employee directors, other awards may be granted to employees, consultants and non-employee directors.

        The exercise price per share of incentive stock options granted under the 2002 Stock Option Plan must be at least equal to the fair market value of a share of our common stock on the date of grant, while the exercise price per share of nonstatutory stock options must be at least 85% of such fair market value. However, the exercise price per share of an incentive stock option granted to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock or that of any subsidiary corporation must equal at least 110% of the fair market value of a share of our common stock on the grant date, and the term of such incentive stock option must not exceed five years. The terms of all other options granted under the 2002 Stock Option Plan may not exceed ten years. The administrator has the discretion to determine the vesting provisions and exercise requirements, if any, of all options granted under the plan. Unless longer periods are authorized by the administrator, options granted under the 2002 Stock Option Plan generally must be exercised, if at all, within six months after an optionee's termination of service due to death or disability and otherwise within 90 days after an optionee's termination of service, but in no event later than the expiration of the option's term. Options granted under the plan generally are not transferable by an optionee other than by will or the laws of descent and distribution, except that, with the consent of the administrator, an optionee may transfer a nonstatutory stock option to certain family members or entities established for their benefit.

        Awards of restricted stock may be made under the 2002 Stock Option Plan either in the form of a restricted stock purchase right or a restricted stock bonus. Restricted stock purchase rights are exercisable at prices determined by the administrator, while restricted stock bonuses are granted in consideration of services rendered to us. Awards of restricted stock may be made subject to vesting restrictions and other conditions as established by the administrator and are not transferable by the participant until vested. Vesting may be based on the participant's continued service with us or the attainment of one or more performance goals established by the administrator, similar to those described below in connection with performance shares and units. While the participant will have voting rights and the right to receive dividends or other distributions paid with respect to the restricted stock, any dividends or distributions paid in stock are subject to the same vesting restrictions as the original award. Unless otherwise provided by the administrator, if a participant's service with us terminates for any reason, the participant will forfeit any then unvested shares acquired as a restricted stock bonus, and we will have the option to repurchase for the amount of the participant's original purchase price any then unvested shares acquired by exercise of a restricted stock purchase right.

        In the event of our merger with another corporation or another change in control event, the acquiring corporation may assume outstanding awards or substitute new awards of equivalent value. Any stock options not assumed by the acquiring corporation or exercised prior to a change in control will terminate upon the change in control. The plan authorizes the administrator to provide in any award for acceleration of vesting in connection with a change in control to such extent and upon as terms as the administrator determines.

2002 Employee Stock Purchase Plan

        Our 2002 Employee Stock Purchase Plan was adopted by our board of directors in                        2002, and we anticipate stockholder approval in                         2002. A total of 300,000 shares of our common stock are authorized and reserved for issuance under the plan, cumulatively increased on January 1, 2003 and each January 1 thereafter through January 1, 2012 by an amount equal to the lesser of (a) 1% of the outstanding shares of our common stock on the immediately preceding December 31, (b) 300,000 shares, or (c) an amount determined by our board of directors. Appropriate adjustments will be made to these limits and to purchase rights outstanding under the plan in the event of any change in our capital structure. If any purchase right granted under the 2002 Employee Stock Purchase Plan expires or terminates, the shares subject to the unexercised portion will again become available for issuance under the plan.

        The 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the United States Internal Revenue Code. It will be administered by our board of directors or by a committee of the board, who have the authority to interpret and apply its provisions. The plan will generally be implemented through sequential, overlapping 24-month offering periods, although offering periods of up to 27 months are permitted. Offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the effective date of this offering and end on or about April 30, 2004. Each offering period will consist of four purchase periods of approximately 6 months duration.

        Employees, including officers and employee directors, are eligible to participate in the 2002 Employee Stock Purchase Plan if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, any employee who immediately after receiving the grant of a purchase right would own or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock may not be granted a purchase right under the plan. Furthermore, no employee may accrue rights to purchase shares under the plan at a rate which exceeds $25,000 worth of stock, measured at the beginning of the offering period, for each calendar year in which the purchase right is outstanding at any time. Purchase rights granted under the 2002 Employee Stock Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.

        The plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant's compensation. Such amounts are applied to the purchase from us of shares of our common stock at the end of each purchase period at a price which is generally 85% of the lower of the fair market value of the common stock on either the first day of the offering period or the purchase date. The maximum number of shares a participant may purchase in any 24-month offering period is the lesser of 5,000 shares or a number of shares determined by dividing $50,000 by the fair market value of a share of our common stock at the beginning of the offering period. Participants may voluntarily end their participation at any time during an offering period, and participation ends automatically upon termination of employment with us.

        The plan provides that, in the event of our merger with another corporation or similar change in control event, each outstanding purchase right may be assumed by the acquiring corporation. If the acquiring corporation refuses to assume the outstanding purchase rights, the offering period then in progress will be shortened and a new purchase date will be set prior to the change in control. The 2002 Employee Stock Purchase Plan will terminate when all of the authorized shares have been issued, unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination of the plan may adversely affect any outstanding purchase right without the consent of the affected participant.

        The 1993 Plan, the 2000 Plan, the 2002 Plan and the 2002 Purchase Plan are not exclusive. Our board of directors may grant stock and performance incentives or other compensation, in stock or cash, under other authority or plans which we may adopt in the future.

401(k) Plan

        Effective July 1994, we established a deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code. Prior to January 1, 2002, the 401(k) Plan allowed all eligible employees to contribute up to 15% of their pretax earnings, not to exceed amounts allowed under the Internal Revenue Code. Such contribution percentage has been increased to a maximum of 25% effective January 1, 2002. The 401(k) Plan allows us to make voluntary matching contributions. To date, we have not made any contributions.

RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 1999, to which we have been a party and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under "Management." See "Principal Stockholders" for more detail regarding the relationship of these parties to our directors, executive officers and principal stockholders.

        In August and September 2000, we sold in a private placement 2,511,681 shares of Series F convertible preferred stock in exchange for an aggregate purchase price of $18,837,608 in cash. In connection with such offering, entities managed by Alta Partners purchased an aggregate of 200,001 shares of Series F convertible preferred stock. One of our directors, Jean Deleage, Ph.D., is a founder and managing member of Alta Partners. Entities managed by Domain Associates purchased an aggregate of 200,000 shares of Series F convertible preferred stock. One of our directors, Richard S. Schneider, Ph.D., is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. Entities managed by Forward Ventures purchased an aggregate of 533,334 shares of Series F convertible preferred stock. One of our directors, Standish M. Fleming, is a managing member of Forward Ventures. Neuroscience Partners Limited Partnership, an entity managed by MDS Capital Corp., purchased 266,668 shares of Series F convertible preferred stock. One of our directors, Michael Callaghan, is an officer of MDS Capital Corp.

        In June 2001, we issued an aggregate of 1,847,625 shares of Series G convertible preferred stock and warrants to purchase 279,397 shares of Series G convertible preferred stock and paid cash consideration in the amount of $1,057,000 in connection with the merger with Apollo BioPharmaceutics, Inc. In connection with this transaction, Neuroscience Partners Limited Partnership, an entity managed by MDS Capital Corp. and a stockholder of Apollo prior to the merger, received 219,294 shares of our Series G convertible preferred stock, warrants to purchase 44,718 shares of our Series G convertible preferred stock and cash consideration of approximately $79,700 in exchange for its shares of Apollo.

        In November 2001, we sold in a private placement 833,341 shares of Series F-1 convertible preferred stock in exchange for an aggregate purchase price of $6,250,057 in cash. In connection with such offering, entities managed by Alta Partners purchased an aggregate of 133,334 shares of Series F-1 convertible preferred stock. Domain Partners III, L.P., an entity managed by Domain Associates, purchased 33,334 shares of Series F-1 convertible preferred stock. Entities managed by MDS Capital Corp. purchased an aggregate of 33,333 shares of Series F-1 preferred stock.

        We entered into other agreements in connection with the purchases of our preferred stock described above. Under one of these agreements, our Amended and Restated Investors' Rights Agreement, certain of our stockholders acquired registration rights. See "Description of Capital Stock—Registration Rights" for a description of these registration rights. Further, we agreed with our stockholders on restrictions on the issuance and transfer of shares of our capital stock, rights of first refusal and voting rights relating to the election of directors, all of which restrictions and rights are not applicable to, and will terminate upon the closing of, this offering.

        Certain stock option grants to our directors and executive officers are described in this prospectus under the caption "Management—Option Grants in Last Fiscal Year."

        We have entered into indemnification agreements with certain of our officers and directors containing provisions which may require us to, among other things, indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. For a description of limitations of liability and certain indemnification arrangements with respect to our directors and officers, see "Management—Limitations on Liability and Indemnification Matters."

        We believe that the transactions described above were on terms no less favorable than could be obtained from unaffiliated parties.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of December 31, 2001, and as adjusted to give effect to the sale of            shares of common stock in this offering assuming (a) conversion of all of our outstanding shares of convertible preferred stock into common stock and (b) no exercise of the underwriters' over-allotment option, by:

  •
  each person MitoKor knows to be the beneficial owner of 5% or more of the outstanding shares of its common stock;

  •
  each executive officer listed in the Summary Compensation Table;

  •
  each director of MitoKor; and

  •
  all executive officers and directors of MitoKor as a group.

        Except in cases where community property laws apply or as indicated in the footnotes to this table, MitoKor believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise noted below, the address of the individuals listed below is the address of MitoKor appearing on the cover of the registration statement of which this prospectus is part.

			Percentage of Total Outstanding Shares of Common Stock Beneficially Owned(1)
		Shares Issuable Pursuant to Options Exercisable Within 60 Days of December 31, 2001
Name and Address of Beneficial Owner	Outstanding Shares of Common Stock		Prior to the Offering	After the Offering
5% or greater stockholders:
Entities managed by Alta Partners(2) One Embarcadero Center Suite 4050 San Francisco, CA 94111	1,784,669	—	13.1%
Entities managed by Forward Ventures(3) 9393 Towne Centre Drive Suite 200 San Diego, CA 92121	1,581,915	—	11.6%
Entities managed by Domain Associates(4) One Palmer Square Princeton, NJ 08542	1,483,334	—	10.9%
Entities managed by MDS Capital Corp.(5) 100 International Blvd. Toronto, Ontario Canada M9W 6J6	1,519,644	—	11.1%

			Percentage of Total Outstanding Shares of Common Stock Beneficially Owned(1)
		Shares Issuable Pursuant to Options Exercisable Within 60 Days of December 31, 2001
Beneficial Owners	Outstanding Shares of Common Stock		Prior to the Offering	After the Offering
Directors and Named Executive Officers:
Walter H. Moos, Ph.D.	16,000	323,000	2.4%
Ronald E. Deane	—	12,000	*
Craig A. Johnson	—	71,351	*
Michael Callaghan(6)	1,519,644	16,666	11.2%
Jean Deleage, Ph.D.(7)	1,784,669	16,666	13.2%
Standish M. Fleming(8)	1,581,915	16,666	11.7%
Alan S. Rosenthal, M.D.	—	21,785	*
Richard S. Schneider, Ph.D.(9)	758,334	16,666	5.7%
Jerry A. Weisbach, Ph.D.	—	18,833	*
Executive officers and directors as a group (9 persons as a group):	5,660,562	513,633	43.7%

*
Represents less than 1%.

(1)
Applicable percentage ownership is based on 13,623,863 shares of our common stock outstanding as of December 31, 2001. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our common stock subject to options or warrants currently exercisable, or exercisable within 60 days after December 31, 2001, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)
Includes 1,739,837 shares held by Alta California Partners, L.P. and 44,832 shares held by Alta Embarcadero Partners, LLC. Jean Deleage, Ph.D., as a managing director of Alta Partners, may be deemed to have voting and investment power over these shares. Dr. Deleage disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(3)
Includes 320,858 shares held by Forward Ventures II, L.P., 575,687 shares held by Forward Ventures III, Institutional Partners, L.P., 152,036 shares held by Forward Ventures III, L.P, 491,654 shares held by Forward Ventures IV, L.P. and 41,680 shares held by Forward Ventures IV B, L.P. Standish M. Fleming, as a managing member of Forward Ventures, may be deemed to have voting and investment power over these shares. Mr. Fleming disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(4)
Includes 737,435 shares held by Domain Partners III, L.P., 20,899 shares held by DP III Associates, L.P., 100,000 shares held by 3i Bioscience Investment Trust plc, and 625,000 shares held by Hare & Co. as custodian for 3i Bioscience Investment Trust plc. Domain Associates is the manager of Domain Partners III, L.P. and DP III Associates, L.P. and the venture capital advisor to 3i Bioscience Investment Trust plc, and disclaims beneficial ownership of these shares. Richard Schneider, Ph.D., is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. and DP III Associates, L.P., and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

(5)
Includes 296,696 shares held by MDS Health Ventures (PC) Inc., 182,071 shares held by MDS Health Ventures (TC) Inc., and 996,159 shares and warrants to purchase 44,718 shares held by Neuroscience Partners Limited Partnership. Michael Callaghan, as an officer of MDS Captial Corp., may be deemed to have voting and investment power over these shares. Mr. Callaghan disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(6)
Includes 1,474,926 shares and warrants to purchase 44,718 shares held by entities managed by MDS Capital Corp. Mr. Callaghan, as an officer of MDS Capital Corp., may be deemed to have voting and investment power over these shares. Mr. Callaghan disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(7)
Includes 1,784,669 shares held by entities affiliated with Alta Partners. Dr. Deleage, as a managing director of Alta Partners, may be deemed to have voting and investment power over these shares. Dr. Deleage disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(8)
Includes 1,581,915 shares held by entities affiliated with Forward Ventures. Mr. Fleming, as a managing member of Forward Ventures, may be deemed to have voting and investment power over these shares. Mr. Fleming disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(9)
Includes 737,435 shares owned by Domain Partners III, L.P. and 20,899 shares owned by DP III Associates, L.P. Dr. Schneider, as a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III. L.P. and DP III Associates, L.P., may be deemed to have voting and investment power over these shares. Dr. Schneider disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding shares of preferred stock into common stock, will consist of 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Upon the conversion, the preferred stock will be canceled and retired and removed from our authorized capital stock. The following summary of certain provisions of our common stock and preferred stock is not complete and a full understanding requires a review of our certificate of incorporation and bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Common Stock

        As of December 31, 2001 there were 13,623,863 shares of common stock outstanding held by approximately 180 stockholders of record, assuming the automatic conversion of each outstanding share of our preferred stock upon the closing of this offering. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefore. See "Dividend Policy."

        In the event of a liquidation, dissolution or winding up of MitoKor, after payment of all of our debts and liabilities and subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to share ratably in all assets. Our common stock has no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking funds provisions applicable to our common stock. We have received full payment for all outstanding shares of our common stock and cannot require our stockholders to make further payments on the stock. Our common stock to be outstanding upon completion of this offering will have the same status.

Preferred Stock

        Upon the closing of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Under our certificate of incorporation, which will become effective upon the closing of this offering, 5,000,000 shares of undesignated preferred stock will be authorized. Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of shares of our preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or affect adversely the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of MitoKor. See Note 8 to financial statements for a description of the currently outstanding preferred stock.

Warrants

        Upon the completion of this offering, we will have outstanding warrants to purchase an aggregate of 330,230 shares of our common stock at a weighted average exercise price of $5.89 per share. Warrants for 7,000 shares expire on March 22, 2003, warrants for 11,333 shares expire on June 15, 2004, warrants for 8,000 shares expire on June 21, 2006, warrants for 16,000 shares expire on May 16, 2007, warrants for 8,500 shares expire on the fifth anniversary date of the closing of this offering, and warrants for 279,397 shares expire on June 22, 2011.

Registration Rights

        Pursuant to the Amended and Restated Investors' Rights Agreement dated November 9, 2001, the holders of approximately 13,356,792 shares of our common stock, and the holders of warrants to purchase an aggregate of 330,230 shares of our common stock, and their permitted transferees, are entitled to certain rights with respect to the registration of these shares under the Securities Act. Beginning 180 days after the closing of this offering, if requested by the holders of at least 25% of these shares, we may be required to register their shares for public resale. We are required to effect up to two such demand registrations. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include their shares in such registration. The holders of these shares may also require us to register all or a portion of these shares on Form S-3 under the Securities Act at any time after we become eligible to file a registration statement on such form. All such registration rights are subject to conditions and limitations specified in the agreement, including the right of the underwriters of an offering to limit the number of shares to be included in such registration.

        We are generally required to bear all of the expenses of these registrations, except underwriting fees, discounts and commissions. Registration of any of our shares of common stock entitled to these registration rights would result in the shares becoming freely tradable without restriction under the Securities Act. Upon the closing of this offering and under the terms of our Amended and Restated Investors' Rights Agreement, these registration rights will terminate with respect to the shares owned by a stockholder if the stockholder holds less than 1% of the then outstanding shares of our common stock and all of the stockholder's shares are entitled to be resold without restriction under Rule 144 promulgated under the Securities Act or at the latest, seven years from the date of the closing of this offering.

Delaware Anti-takeover Law and Certain Charter Provisions

        Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change in control of MitoKor without further actions by our stockholders.

        Our certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes in control or management. These provisions include:

  •
  our board of directors is classified into 3 classes of directors with staggered 3-year terms;

  •
  the authority of our board of directors to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of these shares, without stockholder approval;

  •
  all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent; and

  •
  the elimination of cumulative voting.

        Such provisions may have the effect of delaying or preventing a change in control.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is                .

Nasdaq National Market Listing

        We have applied for the listing of our shares on the Nasdaq National Market under the trading symbol "MITO."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

  •
  Upon the closing of this offering, we will have outstanding an aggregate of approximately            shares of common stock.

  •
  Of these shares, the            shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act, in which case only they may only be sold in compliance with the limitations described below.

  •
  All remaining shares held by our existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Lock-up Agreements

        Our existing stockholders will collectively hold an aggregate of approximately 13,690,905 shares of common stock upon the closing of this offering after giving effect to the conversion of our outstanding redeemable convertible preferred stock and exercise of certain of the outstanding warrants to purchase shares of our capital stock. The holders of an aggregate of approximately                        shares of our common stock have signed lock-up agreements which prevent them from selling any common stock owned by them for a period of 180 days from the date of this prospectus without the prior written consent of RBC Capital Markets. In addition, holders of outstanding options to acquire approximately                        shares of our common stock and holders of warrants to purchase approximately                        shares of our capital stock have entered into similar lock-up agreements with the underwriters. RBC Capital Markets may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, RBC Capital Markets will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. As a result of lock-up agreements with the underwriters and subject to the provisions of Rule 144 and Rule 701 under the Securities Act, approximately            additional outstanding shares of common stock will be eligible for sale in the public market upon expiration of the lock-up period.

Rule 144

        In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our "affiliate," or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our "affiliates" within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, or approximately                         shares immediately after this offering assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the later of the date the shares were acquired from us or any of our "affiliates."

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, by complying with the applicable requirements of Rule 144 other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately            shares of common stock will be vested and exercisable and upon exercise and after expiration of the 180-day lock-up period following the date of this prospectus, may be sold pursuant to Rule 701.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option and employee stock purchase plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

        Beginning 180 days after this offering, certain of our existing stockholders will be entitled to rights to cause us to register the sale of shares of our common stock that they hold under the Securities Act. Registration of such shares under the Securities Act would generally result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. However, shares purchased by any of our affiliates would not be freely tradeable. See "Risk Factors — Future sales of our common stock may depress our stock price."

UNDERWRITING

General

        MitoKor and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. RBC Dain Rauscher Inc., Lazard Frères & Co. LLC, Legg Mason Wood Walker, Inc. and Gerard Klauer Mattison & Co., Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
RBC Dain Rauscher Inc.
Lazard Frères & Co. LLC
Legg Mason Wood Walker, Inc.
Gerard Klauer Mattison & Co., Inc.
Total

Over-Allotment Option

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional            shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

        The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            shares.

	No Exercise	Full Exercise
Per Share
Total

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                  .

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                  per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                  per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Discretionary Accounts and Delivery of Prospectus

        The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority. The underwriters intend to deliver this prospectus only by hand or by the mails and only in printed form.

No Sales of Similar Securities

        MitoKor, its directors, officers and certain of its stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement, other than on Form S-8, under the Securities Act relating to, any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of RBC Dain Rauscher Inc.

Nasdaq National Market Listing

        We have applied for listing of our common stock on the Nasdaq National Market under the symbol "MITO".

No Prior Public Market

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated by us and the representatives. The principal factors to be considered in determining the initial public offering price include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  our prospects for future earnings, the present state of our development, and our current financial position;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, RBC Dain Rauscher Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions, syndicate covering transactions and the imposition of penalty bids.

  •
  A "stabilizing transaction" is a bid for or purchase of shares on behalf of the underwriters while the offering is in progress for the purpose of preventing or retarding a decline in the market price of the common stock.

  •
  A "syndicate covering transaction" is the bid for or purchase of shares in the open market on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A syndicate short position will result if the underwriters decide to sell shares of common stock in excess of the number of shares to be purchased by the underwriters in this offering. Covered short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make "naked" short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. Similar to other purchase transactions, the underwriters' purchases to cover the underwriting syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock.

  •
  A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member.

        Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

Indemnification and Other Agreements with Underwriters

        We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

        RBC Dain Rauscher Inc. acted as placement agent for our Series F-1 convertible preferred stock financing for which it received customary compensation, including 33,334 shares of our Series F-1 convertible preferred stock. In connection with the same transaction, we sold 34,668 shares of our Series F-1 convertible preferred stock to DRW Venture Partners, LP, an affiliate of RBC Dain Rauscher Inc., at the same price and on the same terms made available to all other purchasers of our Series F-1 convertible preferred stock. In addition, we are also party to an agreement with RBC Dain Rauscher Inc. under which we receive ongoing financial advisory and investment banking services to us for merger and acquisition activities. The Series F-1 convertible preferred stock acquired by RBC Dain Rauscher Inc. and DRW Venture Partners, LP, are restricted from sale, transfer, assignment, pledge or hypothecation for one year following the effective date of the closing of the Series F-1 convertible preferred stock financing, except that such shares may be transferred to any of the underwriters participating in this offering and their bona fide officers and partners thereof.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for MitoKor by Gray Cary Ware & Freidenrich LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Preston Gates & Ellis LLP, Seattle, Washington. Attorneys employed by Gray Cary Ware & Freidenrich LLP, or an investment partnership of which they are the beneficial owners, hold an aggregate of 6,668 shares of our common stock.

EXPERTS

        The financial statements of MitoKor as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Apollo as of December 31, 1999 and 2000 and for each of the two years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered by this prospectus. When used in this prospectus, the term "registration statement" includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

        As a result of the offering hereunder, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as it may determine or as may be required by law.

INDEX TO FINANCIAL STATEMENTS
MitoKor, Inc.

Page
MitoKor, Inc.
Consolidated Financial Statements
Report of Independent Accountants	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001	F-3
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Deficit for the years ended December 31, 1999, 2000 and 2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Apollo BioPharmaceutics, Inc.
Financial Statements
Report of BDO Seidman, LLP	F-34
Balance Sheets as of December 31, 2000 and 1999	F-35
Statements of Operations for the years ended December 31, 2000 and 1999	F-36
Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 2000 and 1999	F-37
Statements of Cash Flows for the years ended December 31, 2000 and 1999	F-38
Notes to Financial Statements	F-39
Apollo BioPharmaceutics, Inc.
Unaudited Interim Financial Statements
Unaudited Balance Sheet as of March 31, 2001	F-46
Unaudited Statements of Operations for the three months ended March 31, 2001 and 2000	F-47
Unaudited Statements of Cash Flows for the three months ended March 31, 2001 and 2000	F-48
Notes to Unaudited Interim Financial Statements	F-49
Unaudited Pro Forma Condensed Combined Statement of Operations
Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2001	F-51
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations	F-52

Report of Independent Accountants

To the Board of Directors and Stockholders of MitoKor:

The recapitalization described in Note 1 to the financial statements has not been consummated at April 12, 2002. When it has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of MitoKor, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

PricewaterhouseCoopers LLP

San Diego, California
March 7, 2002

MITOKOR, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 2001

	2000	2001	Pro Forma Stockholders' Equity 2001 (Note 2)
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$10,044,000	$13,453,000
Short-term investments	14,094,000	1,555,000
Accounts receivable, net	630,000	632,000
Inventories	91,000	62,000
Other current assets	252,000	489,000

Total current assets	25,111,000	16,191,000
Property and equipment, net	3,801,000	4,037,000
Intangible assets, net	2,330,000	10,734,000
Other non-current assets	264,000	336,000

	$31,506,000	$31,298,000

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$1,044,000	$1,171,000
Accrued compensation	931,000	805,000
Other accrued liabilities	602,000	516,000
Deferred revenue	1,134,000	849,000
Current portion of long-term debt	3,239,000	1,574,000

Total current liabilities	6,950,000	4,915,000
Long-term debt, less current portion	1,644,000	1,613,000
Deferred tax liability	—	388,000
Other non-current liabilities	30,000	54,000

Total liabilities	8,624,000	6,970,000

Commitments and contingencies (Note 12)
Redeemable convertible preferred stock, $0.001 par value—20,000,000 shares authorized; 19,810,163 shares designated at December 31, 2001; 10,201,288 and 12,882,254 shares issued and outstanding at December 31, 2000 and 2001, respectively; liquidation preference $75,261,000 at December 31, 2001	54,890,000	73,609,000

Stockholders' equity (deficit)
Common stock, $0.001 par value—25,000,000 shares authorized; 201,991 and 267,071 shares issued and outstanding at December 31, 2000 and 2001, respectively 13,623,863 pro forma at December 31, 2001.	—	—	$14,000
Additional paid-in-capital	1,436,000	7,058,000	80,653,000
Unearned compensation	(433,000)	(2,009,000)	(2,009,000)
Accumulated other comprehensive loss	(531,000)	(737,000)	(737,000)
Accumulated deficit	(32,480,000)	(53,593,000)	(53,593,000)

Total stockholders' equity (deficit)	(32,008,000)	(49,281,000)	$24,328,000

	$31,506,000	$31,298,000

The accompanying notes are an integral part of these financial statements

MITOKOR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	1999	2000	2001
Revenue
Collaboration	$3,312,000	$5,488,000	$4,728,000
Product	—	2,760,000	3,526,000
Service	116,000	—	246,000
Other	152,000	89,000	48,000

Total revenue	3,580,000	8,337,000	8,548,000

Operating costs and expenses
Research and development	6,416,000	10,117,000	12,330,000
Cost of products sold	—	1,181,000	1,182,000
Sales and marketing	—	1,096,000	1,091,000
General and administrative	2,183,000	4,192,000	5,885,000
Stock-based compensation (1)	7,000	915,000	2,533,000
Purchased in-process research and development	—	287,000	7,200,000

Total operating costs and expenses	8,606,000	17,788,000	30,221,000

Loss from operations	(5,026,000)	(9,451,000)	(21,673,000)

Other income (expense)
Interest income	860,000	801,000	820,000
Interest expense	(362,000)	(509,000)	(429,000)
Other income (expense), net	3,000	63,000	132,000

Total other income (expense)	501,000	355,000	523,000

Loss before income taxes	(4,525,000)	(9,096,000)	(21,150,000)
Income tax provision (benefit)	1,000	102,000	(37,000)

Net loss	$(4,526,000)	$(9,198,000)	$(21,113,000)

Loss per common share, basic and diluted	$(26.77)	$(49.03)	$(85.95)

Number of shares in per share calculations, basic and diluted	169,000	188,000	246,000

Pro forma loss per common share (unaudited), basic and diluted (Note 2)			$(1.76)

Pro forma number of shares in per share calculations (unaudited), basic and diluted			12,019,000

(1)
Stock-based compensation

Research and development	$7,000	$645,000	$1,162,000
General and administrative	—	270,000	1,371,000

Total stock-based compensation	$7,000	$915,000	$2,533,000

The accompanying notes are an integral part of these financial statements

MITOKOR, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	Redeemable Convertible Preferred Stock						Accumulated Other Comprehensive Income / (Loss)
			Common Stock
					Additional Paid-In Capital	Unearned Compensation		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 1998	7,189,607	$33,216,000	167,694	$—	$91,000	$(25,000)	$(14,000)	$(18,756,000)	$(18,704,000)
Net loss								(4,526,000)	(4,526,000)
Change in unrealized gain on investments available for sale							4,000		4,000

Total comprehensive loss									(4,522,000)

Exercise of common stock options			2,512	—					—
Amortization of unearned compensation						7,000			7,000
Issuance of warrants to purchase Series E redeemable convertible preferred stock		77,000							—
Issuance of options to purchase common stock in connection with consulting arrangement, at fair value					1,000	(1,000)			—

Balance at December 31, 1999	7,189,607	33,293,000	170,206	—	92,000	(19,000)	(10,000)	(23,282,000)	(23,219,000)
Net loss								(9,198,000)	(9,198,000)
Change in unrealized gain on investments available for sale							37,000		37,000
Foreign currency translation adjustment							(558,000)		(558,000)

Total comprehensive loss									(9,719,000)

Exercise of common stock options			31,785	—	15,000				15,000
Issuance of Series E redeemable convertible preferred stock in connection with Mimotopes Pty. Ltd. Acquisition (Note 3)	500,000	3,000,000							—
Issuance of Series F redeemable convertible preferred stock, net of issuance costs of $240,000	2,511,681	18,597,000
Non-cash stock-based compensation related to options granted					1,329,000	(414,000)			915,000

Balance at December 31, 2000	10,201,288	54,890,000	201,991	—	1,436,000	(433,000)	(531,000)	(32,480,000)	(32,008,000)
Net loss								(21,113,000)	(21,113,000)
Change in unrealized gain on investments available for sale							(7,000)		(7,000)
Reclassification adjustment for realized gain							(15,000)		(15,000)
Foreign currency translation adjustment							(184,000)		(184,000)

Total comprehensive loss									(21,319,000)

Exercise of common stock options			65,080	—	38,000				38,000
Issuance of warrants to purchase Series F redeemable convertible preferred stock		46,000
Issuance of Series G redeemable convertible preferred stock in connection with Apollo BioPharmaceutics, Inc. Acquisition (Note 3)	1,847,625	11,338,000			1,260,000				1,260,000
Issuance of warrants to purchase Series G redeemable convertible preferred stock in connection with Apollo acquisition, at fair value		1,937,000			215,000				215,000
Issuance of Series F-1 redeemable convertible preferred stock, net of issuance costs of $852,000	833,341	5,398,000
Non-cash stock-based compensation related to options granted					4,109,000	(1,576,000)			2,533,000

Balance at December 31, 2001	12,882,254	$73,609,000	267,071	$—	$7,058,000	$(2,009,000)	$(737,000)	$(53,593,000)	$(49,281,000)

The accompanying notes are an integral part of these financial statements

MITOKOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	1999	2000	2001
Cash flows from operating activities
Net loss	$(4,526,000)	$(9,198,000)	$(21,113,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	743,000	1,884,000	1,982,000
Amortization of intangible assets	—	374,000	813,000
Purchased in-process research and development	—	287,000	7,200,000
Stock-based compensation expense	7,000	915,000	2,533,000
Non-cash interest income related to amortization of premiums/discounts on investments — net	161,000	(17,000)	27,000
Non-cash interest expense related to debt discount amortization	19,000	189,000	140,000
Gain on disposal of equipment	—	—	(6,000)
Realized gain on sale of investments	—	—	(15,000)
Changes in
Interest receivable	89,000	(21,000)	117,000
Accounts receivable	—	(521,000)	(16,000)
Inventories	—	21,000	22,000
Other current assets	(74,000)	(98,000)	(207,000)
Other non-current assets	—	—	(95,000)
Accounts payable	(139,000)	651,000	(84,000)
Other accrued liabilities	(34,000)	340,000	(60,000)
Accrued compensation	(50,000)	426,000	(89,000)
Deferred revenue	(383,000)	720,000	(225,000)
Deferred tax liability	—	—	(10,000)
Other non-current liabilities	—	12,000	26,000

Net cash used in operating activities	(4,187,000)	(4,036,000)	(9,060,000)

Cash flows from investing activities
Purchases of property and equipment	(2,279,000)	(787,000)	(2,370,000)
Purchases of short-term investments	(3,958,000)	(13,874,000)	(3,050,000)
Proceeds from sale of short-term investments	8,342,000	5,488,000	15,438,000
Proceeds from sale of property and equipment	—	—	10,000
Acquisition of a business, net of cash acquired	—	(1,171,000)	(1,320,000)

Net cash provided by (used in) investing activities	2,105,000	(10,344,000)	8,708,000

Cash flows from financing activities
Proceeds from issuances of notes payable and warrants	2,326,000	738,000	1,582,000
Repayment of notes payable	(536,000)	(940,000)	(3,372,000)
Proceeds from issuances of redeemable convertible preferred stock, net of issuance costs	—	18,597,000	5,398,000
Proceeds from issuances of common stock	—	15,000	38,000

Net cash provided by financing activities	1,790,000	18,410,000	3,646,000

Effect of exchange rate changes on cash	—	(44,000)	115,000

Net increase (decrease) in cash and cash equivalents	(292,000)	3,986,000	3,409,000
Cash and cash equivalents at beginning of period	6,350,000	6,058,000	10,044,000

Cash and cash equivalents at end of period	$6,058,000	$10,044,000	$13,453,000

Supplemental disclosure of cash flow information
Cash paid for interest	$186,000	$302,000	$307,000

Income taxes paid	$—	$—	$106,000

Supplemental schedule of non-cash investing and financing activities
Preferred stock issued for acquisition of a business (Note 3)	$—	$3,000,000	$12,598,000

Warrants issued for acquisition of a business (Note 3)	$—	$—	$2,152,000

Note payable issued for acquisition of a business, net of discount (Note 3)	$—	$1,729,000	$—

Unrealized gain (loss) on investment securities	$4,000	$37,000	$(7,000)

Warrants issued in connection with bank financing (Note 7)	$77,000	$—	$46,000

The accompanying notes are an integral part of these financial statements

MITOKOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

1.    Organization and Nature of Operations

The Company and Its Capital Resources

        MitoKor, Inc. (the "Company" or "MitoKor") is a biotechnology company focused on the discovery and development of drugs for the treatment of major diseases and conditions associated with mitochondrial dysfunction. The Company is advancing a number of product candidates through preclinical studies and clinical trials. MitoKor has agreements with major pharmaceutical and biotechnology companies and maintains relationships with numerous academic centers. The Company also operates a chemistry business, Mimotopes Pty. Ltd. ("Mimotopes"), that supports internal research and development activities and provides chemistry products and services internationally to biotechnology and pharmaceutical companies and academic and government laboratories.

        In February 2002, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. The reincorporation is expected to be certified by the State of Delaware before the effective date of the Company's proposed initial public offering ("IPO"). These financial statements have been retroactively restated to reflect the reincorporation.

        At December 31, 2001, the Company had an accumulated deficit of approximately $53,593,000. For the year ended December 31, 2001, the Company had a net loss and operating cash outflows of $21,113,000 and $9,060,000, respectively. The Company's success depends on the successful completion of research and development activities, development of approved saleable products based on this research, and obtaining the funds necessary to fund these activities (through collaboration agreements or the sale of debt or equity securities).

        Management believes that current cash balances, together with the net proceeds of the IPO and anticipated collaboration, product and service revenue will be sufficient to fund the Company's operations through at least the next twelve months. In the event that the Company is unable to complete the IPO, extend its agreement with Pfizer Inc ("Pfizer") (which is due to expire May 2002), sign a new collaborative research and development agreement, or raise additional equity or debt financing, management would delay or discontinue clinical trials, preclinical studies and research programs to reduce expenditures to enable current cash reserves to fund operations for at least the next twelve months. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms, or at all.

2.    Summary of Significant Accounting Policies

        Significant accounting policies followed in the preparation of these financial statements are as follows:

Unaudited Pro Forma Consolidated Stockholders' Equity

        If the IPO contemplated by the Company is consummated as presently anticipated, all of the redeemable convertible preferred stock as of the closing will automatically convert into 13,356,792 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at December 31, 2001. The unaudited pro forma stockholders' equity as of

December 31, 2001 reflects this conversion as if such conversion had occurred on December 31, 2001.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of MitoKor and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Segment Information

        The Company determines its reportable segments based on the information its senior management uses to allocate resources and assess financial performance of the business. The Company has two reportable segments: the pharmaceutical research and development segment and the chemistry business segment.

Use of Estimates

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates are inherent in the valuation of purchased in-process research and development. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

        The Company considers all investments in money market mutual funds, commercial paper and corporate and government bonds and notes with original maturities from the date of purchase of 90 days or less to be cash equivalents. Investments with original maturities beyond 90 days are considered to be short-term investments. Investments are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, if any, are reported as a component of accumulated other comprehensive loss. The cost of investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific identification method.

Inventories

        Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis.

Property and Equipment

        Property and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Property and Equipment	Life (years)
Office Equipment	3-5
Computer Equipment	3
Lab Equipment	3-11

        Tenant improvements are depreciated over the lesser of 10 years or the life of the related lease. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized in other income (expense). Depreciation and amortization expense for the years ended December 31, 1999, 2000 and 2001 is $743,000, $1,884,000 and $1,982,000, respectively.

Intangible Assets

        Intangible assets are comprised of acquired developed technology and goodwill. Developed technologies acquired in the Mimotopes and Apollo acquisitions are amortized on a straight-line basis over their respective useful lives of five and twenty years, respectively. Goodwill represents the excess of purchase price over the value assigned to the tangible and identifiable intangible net assets of businesses acquired. Goodwill is being amortized on a straight-line basis over its estimated useful life of ten years; however, see "Recently Issued Accounting Standards" for a discussion of the accounting for goodwill beginning in 2002. Amortization expense for the years ended December 31, 1999, 2000 and 2001 is $0, $374,000 and $813,000, respectively.

Long-Lived Assets

        The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future undiscounted cash flows before interest from the use of the asset is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values. No such impairment losses have been recorded by the Company.

Revenue Recognition

        The Company recognizes revenue on an accrual basis when amounts are considered collectible, evidence of an arrangement exists and fees are fixed and determinable. Any amounts received in advance of performance are recorded as deferred revenue until earned.

        Collaboration revenue includes amounts earned under the Company's collaborative agreements including up-front fees, research funding, milestone payments and royalties. Up-front payments which are received in advance of performance obligations are deferred and recognized over the related performance period. Amounts received for research funding for a specified number of full time researchers are recognized as revenue as the services are performed. Milestone payments will be recognized upon completion of the related substantive technical milestones. Royalty payments will be recognized as earned. To date, the Company has not received any milestone or royalty payments.

        Product revenue consists of sales of custom compounds and is recognized when title and risk of loss pass to the customer, generally upon shipment. Service revenue consists of fees received under short-term chemistry service contracts and is recognized as the services are performed according to the provisions of the underlying agreements.

Research and Development

        Research and development costs are expensed in the period incurred. Research and development costs consist of salaries, contracted research and development costs and allocations of administrative expenses.

Disclosures about Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments approximate their related fair values based on either the short-term nature of the instruments or current interest rates available to the Company for similar instruments.

Foreign Currency Translation

        The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Income and expense items are translated at the average rate of exchange during the reporting period. Gains and losses resulting from foreign currency translation are included as a component of other comprehensive loss. Other foreign transaction gains and losses are included in our results of operations.

Net Loss per Share and Unaudited Pro Forma Net Loss per Share

        Basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded from the computation of diluted loss per share those shares issuable on conversion of redeemable convertible preferred stock, as well as shares issuable upon the exercise of outstanding stock options and warrants because these securities are antidilutive for all periods presented.

        Pro forma basic and diluted net loss per share, as presented in the statements of operations, have been computed as described above and also give effect, even if antidilutive, to potential common shares from the convertible redeemable preferred stock that will automatically convert upon the closing of the Company's proposed IPO (using the if-converted method) from the date of issuance.

        The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (unaudited):

	Years Ended December 31,
	1999	2000	2001
Net loss	$(4,526,000)	$(9,198,000)	$(21,113,000)

Basic and diluted:
Weighted-average shares used in computing basic and diluted net loss per share	169,000	188,000	246,000

Basic and diluted net loss per share	$(26.77)	$(49.03)	$(85.95)

Pro forma (unaudited) net loss			$(21,113,000)

Shares used above			246,000
Pro forma adjustment to reflect weighted-average effect of assumed conversion of redeemable convertible preferred stock			11,773,000

Weighted-average shares used in computing pro forma basic and diluted net loss per common share			12,019,000

Pro forma basic and diluted net loss per common share			$(1.76)

        The number of potential common shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for stock options and warrants is as follows:

	Years Ended December 31,
	1999	2000	2001
Redeemable convertible preferred stock	7,664,145	10,675,826	13,356,792
Stock options	1,246,961	1,367,213	1,997,379
Common stock warrants	67,042	67,042	67,042
Redeemable convertible preferred stock warrants	42,833	42,833	330,230

	9,020,981	12,152,914	15,751,443

Stock-Based Compensation

        The Company measures compensation expense for its employee stock-based compensation plan using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income (loss) as if a fair value method had been applied in measuring compensation expense. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the fair value of the Company's common stock for financial reporting purposes at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized over the related vesting periods using an accelerated method in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accrued compensation costs for unvested awards that are forfeited are reversed against compensation expense or unearned stock-based compensation, as appropriate, in the period of forfeiture.

        Stock-based awards issued to non-employees are accounted for using a fair value method and are remeasured to fair value at each period end until the earlier of the date that performance by the non-employee is complete or a performance commitment has been obtained. The fair value of awards to non-employees is estimated using the Black-Scholes option pricing model. Compensation cost associated with non-employee options is recognized over the related vesting period using an accelerated method in accordance with FASB Interpretation No. 28.

Income Taxes

        Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilitites and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. The Company presents other comprehensive income (loss) in its consolidated statements of stockholders' equity.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company invests its excess cash primarily in marketable debt securities of corporations and financial institutions with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity of its short-term investments. Accounts receivable are generally unsecured. The Company performs on-going credit evaluations of its customers and maintains an allowance for potential credit losses as considered necessary.

        During the years ended December 31, 1999, 2000 and 2001, revenue from Pfizer (recognized by the pharmaceutical research and development segment) accounted for approximately 92%, 42% and 38%, respectively, of total revenue. During the years ended December 31, 2000 and 2001, revenue from Chiron Corporation (recognized by the chemistry business segment) accounted for approximately 24% and 17%, respectively, of total revenue. No other customers accounted for 10% or more of the Company's total revenue for the periods indicated. At December 31, 2000, two customers accounted for 19% and 10% of net accounts receivable. At December 31, 2001, one customer accounted for 10% of net accounts receivable.

Recently Issued Accounting Standards

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("FAS 141"), Business Combinations and Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the provisions of FAS 142 are effective January 1, 2002. As of December 31, 2001, we have unamortized goodwill of $8,719,000. Based on the current level of goodwill, annual amortization expense of $925,000 will no longer be recorded beginning with the adoption of FAS 142 on January 1, 2002. Amortization expense associated with goodwill for the years ended December 31, 2000 and 2001 is $90,000 and $445,000, respectively. Management has not yet completed the FAS 142 initial impairment test.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144 ("FAS 144") Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Although FAS 144 supersedes Statement of Financial Accounting Standard No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets to Be Disposed of, it retains many of the fundamental provisions of FAS 121. FAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"), Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of, by sale, abandonment, or in a distribution to owners, or is classified as held for sale. FAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of FAS 144 is not expected to have a significant effect on the Company's consolidated financial statements.

3.    Acquisitions

  Apollo BioPharmaceutics, Inc.

        In June 2001, the Company acquired all of the outstanding stock of Apollo BioPharmaceutics, Inc. ("Apollo") This acquisition was accounted for as a purchase. Total consideration for the acquisition of $16,342,000 is comprised of the following:

Cash	$1,057,000
Series G redeemable convertible preferred stock and warrants	14,750,000
Transaction costs	535,000

Purchase price	$16,342,000

        In connection with the acquisition, the Company issued 1,511,685 Series G redeemable convertible preferred stock and warrants to purchase 279,397 shares of Series G redeemable convertible preferred stock.

        The Series G redeemable convertible preferred stock was valued at $7.50 per share, totaling $12,598,000 and the Series G redeemable convertible preferred stock warrants issued were valued at $2,152,000. The Series G redeemable convertible preferred stock warrants were valued using the Black-Scholes option pricing model with the following assumptions: fair value of underlying common stock of $7.50 per share; dividend yield of 0%; volatility of 99%; a risk-free interest rate of 5.63% and a contractual life of ten years. Of the 279,397 Series G warrants issued, 141,614 had strike prices ranging from $2.23 to $4.33 and 137,783 had strike prices ranging from $7.81 to $9.78. All the Series G redeemable convertible preferred stock warrants were outstanding and fully vested at December 31, 2001. In addition, the agreement provides for the issuance of up to 335,940 shares of Series G redeemable convertible preferred stock and warrants to purchase 62,098 shares of Series G redeemable convertible preferred stock, contingent upon (i) the timing of the effectiveness of the Company's IPO and (ii) the trading price of the Company's common stock for 60 trading days following the effectiveness of the IPO. If the IPO is not declared effective on or before September 22, 2002, then the Company will issue an additional 167,970 shares of Series G redeemable convertible preferred stock and warrants to purchase 31,049 shares of Series G redeemable convertible preferred stock. The Company valued these additional shares and warrants at $1,475,000, which reflects the fair value at the date of acquisition of the contingent shares and warrants that will be issued to the former Apollo securityholders, if the IPO does not occur before September 22, 2002, and recorded such amount as part of the original purchase consideration. In the event the IPO is declared effective before September 22, 2002, the Company could be required to issue to the former Apollo securityholders between zero and 335,940 shares of common stock and additional warrants to purchase 62,098 shares of common stock depending upon the trading price of the Company's common stock for 60 days after the IPO is declared effective. Accordingly, if the IPO is declared effective, the Company will record additional purchase consideration of $1,475,000.

        The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired, resulting in the following allocation:

Developed technology	$1,000,000
In-process research and development	7,200,000
Other tangible assets	351,000
Assumed liabilities	(242,000)
Deferred tax liability	(398,000)

Sub-total	7,911,000
Residual—goodwill	8,431,000

Total	$16,342,000

        Purchased in-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The fair values for each of the in-process research and development projects were determined by estimating the resulting net cash flows from such products after their completion and commercialization, discounting the net cash flows to present value, and applying the percentage of completion of the projects thereto. In-process research and development consisted of efforts to evaluate drugs for the treatment of stroke and cardioprotection valued at $1,500,000, and Parkinson's disease valued at $5,700,000.

  Chiron Technologies Pty. Ltd.

        In February 2000, the Company's Mimotopes subsidiary acquired substantially all of the assets and liabilities of Chiron Technologies Pty. Ltd. a subsidiary of Chiron Corporation ("Chiron"). This acquisition was accounted for as a purchase. Total consideration for the acquisition of $5,900,000 is comprised of the following:

Cash	$1,000,000
Series E redeemable convertible preferred stock	3,000,000
Present value of non-interest bearing note	1,729,000
Transaction costs	171,000

Total	$5,900,000

        The Series E redeemable convertible preferred stock issued in the acquisition was valued at $6.00 per share. The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired, resulting in the following allocation:

Developed technology	$2,104,000
In-process research and development	287,000
Property and equipment	2,455,000
Other tangible assets	483,000
Assumed liabilities	(504,000)

Sub-total	4,825,000
Residual—goodwill	1,075,000

Total	$5,900,000

        Purchased in-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The fair values for each of the in-process research and development projects were determined by estimating the resulting net cash flows from such products after their completion and commercialization, discounting the net cash flows to present value, and applying the percentage of completion of the projects thereto. In-process research and development consisted of projects to develop new peptide products valued at $51,000, and new solid-phase organic chemistry products valued at $236,000.

        The unaudited pro forma results of operations below present the impact on our results of operations as if the Apollo acquisition had occurred on January 1, 2000, and the Mimotopes acquisition had occurred on January 1, 1999, instead of on their respective acquisition dates:

	Year ended December 31,
	1999		2000		2001
	Historical	Pro Forma Combined	Historical	Pro Forma Combined	Historical	Pro Forma Combined
Total revenue	$3,580,000	$8,992,000	$8,337,000	$8,337,000	$8,548,000	$8,548,000

Net loss	(4,526,000)	(6,440,000)	(9,198,000)	(12,453,000)	(21,113,000)	(15,182,000)

Basic and diluted net loss per share	$(26.77)	$(38.09)	$(49.03)	$(66.38)	$(85.95)	$(61.80)

4.    Short-term Investments

        Short-term investments are comprised entirely of marketable debt securities of corporations and financial institutions. The estimated fair value of available-for-sale securities by contractual maturity is as follows:

	December 31,
	2000	2001
Due within one year	$11,608,000	$1,555,000
Due after one year	2,486,000	—

	$14,094,000	$1,555,000

        At December 31, 2000 and 2001, the carrying value of the Company's short-term investments are as follows:

	2000	2001
Cost	$13,902,000	$1,502,000
Gross unrealized holding gains	27,000	5,000
Interest receivable	165,000	48,000

Carrying value	$14,094,000	$1,555,000

5.    Composition of Certain Balance Sheet Captions

	December 31,
	2000	2001
Accounts receivable, net
Trade accounts receivable	$577,000	$599,000
Other receivables	71,000	59,000
Allowance for doubtful accounts	(18,000)	(26,000)

	$630,000	$632,000

Property and equipment, net
Office equipment	$604,000	$853,000
Computer equipment	352,000	400,000
Lab equipment	3,934,000	5,333,000
Tenant improvements	3,029,000	3,494,000

	7,919,000	10,080,000
Less accumulated depreciation and amortization	(4,118,000)	(6,043,000)

	$3,801,000	$4,037,000

Intangible assets
Goodwill	$910,000	$9,239,000
Less accumulated amortization	(87,000)	(520,000)

	823,000	8,719,000

Developed technology	1,845,000	2,688,000
Less accumulated amortization	(338,000)	(673,000)

	1,507,000	2,015,000

	$2,330,000	$10,734,000

Accrued compensation
Accrued paid time off	$350,000	$461,000
Other	581,000	344,000

	$931,000	$805,000

Other accrued liabilities
Income taxes payable	$241,000	$158,000
Other	361,000	358,000

	$602,000	$516,000

6.    Collaborative Research and Licensing and Royalty Agreements

Pfizer Inc

        In November 1998, the Company entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease. Under the terms of the agreement, Pfizer funds research performed by the Company for a specific number of full time researchers through May 2002, unless extended for an additional term. Concurrent with the research and development agreement, the Company also entered into a license and royalty agreement with Pfizer pursuant to which the Company granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement. To date, no milestones have been achieved and the Company has not recognized any royalty income associated with the agreement.

        Total revenue recognized during the years ended December 31, 1999, 2000 and 2001, related to this agreement is $3,312,000, $3,460,000 and $3,271,000, respectively.

        Concurrent with the execution of this agreement, Pfizer purchased 333,334 shares of Series E redeemable convertible preferred stock for $2,000,000. If certain contractual milestones are met.

Chiron Corporation

        Concurrent with the acquisition of the Mimotopes business from Chiron, in February 2000, the Company entered into a collaborative research and development agreement with Chiron. In accordance with the agreement, the Company will provide research services and technical assistance for the synthesis and design of molecules in support of Chiron's drug discovery programs. Chiron will fund research performed by the Company for specified number of researchers through February 2003.

        Total revenue recognized during the years ended December 31, 2000 and 2001 related to this agreement is $2,028,000 and $1,433,000, respectively.

Costs Incurred

        The Company does not currently maintain cost accounting systems to track costs on an individual project basis. Estimated aggregate costs incurred in connection with collaborative agreements during the years ended December 31, 1999, 2000 and 2001 are $2,444,000, $3,641,000 and $3,446,000, respectively. These costs are estimated based on estimated average full-time equivalent researchers providing services under the Company's collaborative agreements.

7.    Long-term Debt

        The Company's notes payable to banks and financing companies represent equipment financing agreements and are collateralized by the equipment financed. Interest rates on the notes are expressed based on annual rates. Payments on the notes (except the note payable to stockholder) are due monthly.

	December 31,
	2000	2001
Note payable to bank, bearing interest at bank's prime rate plus 1%, 5.75% at December 31, 2001 with interest only payments through December 2001, due December 2004 ("Note A")	$—	$1,582,000
Note payable to bank, bearing interest at bank's prime rate through June 2000, 9.47% thereafter, with interest only payments through June 2000, principal and interest payments through June 2003 ("Note B")	1,722,000	1,000,000
Note payable to financing company, stated interest rate of 8.30%, effective interest rate of 14.16%, principal and interest payments through September 2003 ("Note C")	288,000	207,000
Note payable to financing company, stated interest rate of 9.55%, effective interest rate of 14.50%, principal and interest payments due April 2003 ("Note D")	255,000	165,000
Various notes payable to banks and financing companies, bearing interest rates between 4.75% and 9.51%, due between April 2002 and July 2003	778,000	300,000
Note payable to stockholder (Note 3)	2,000,000	—

Total	5,043,000	3,254,000
Less unamortized discount	(160,000)	(67,000)
Less current portion	(3,239,000)	(1,574,000)

Non-current portion	$1,644,000	$1,613,000

        In December 2001, the Company entered into Note A, which entitles the Company to borrow up to $2,000,000. In connection with Note A, the Company issued to the lender a fully vested, exercisable warrant to purchase 8,000 shares of Series F redeemable convertible preferred stock. The Company recorded a related debt discount equal to the fair value of the warrants of $46,000, which is being amortized to interest expense. At December 31, 2001, $418,000 is available for future equipment financing through April 30, 2002.

        In June 1999, the Company entered into Note B and issued the lender a fully vested, exercisable warrant to purchase 11,333 shares of Series E redeemable convertible preferred stock.

The Company recorded a related debt discount equal to the fair value of the warrants of $46,000, which is being amortized to interest expense.

        In December 1999, the Company entered into Note C. At maturity, a balloon payment equal to $29,000 becomes payable. In addition, the Company issued the lender a fully vested, exercisable warrant to purchase 8,500 shares of Series E redeemable convertible preferred stock. The Company recorded a debt discount of $31,000, related to the warrants and balloon payment, which is being amortized to interest expense.

        In March 1998, the Company entered into Note D. At maturity, a balloon payment equal to $31,000 becomes payable. In addition, the Company issued the lender a fully vested, exercisable warrant to purchase 7,000 shares of Series D redeemable convertible preferred stock. The Company recorded a related debt discount equal to the fair value of the warrants of $12,000, which is being amortized to interest expense.

        In December 1996, the Company entered into a note which was repaid in full in January 2001. In connection with this note, the Company issued the lender a fully vested, exercisable warrant to purchase 16,000 shares of Series C redeemable convertible preferred stock. The Company recorded a related debt discount equal to the fair value of the warrants of $24,000, which was amortized to interest expense.

        All warrants discussed above are outstanding at December 31, 2001.

        In accordance with the bank debt agreements, the Company must maintain certain monthly liquidity ratios, various non-financial covenants, and is restricted from paying dividends.

        Aggregate maturities of notes payable are as follows:

2002	$1,608,000
2003	1,087,000
2004	559,000

3,254,000
Less unamortized discount	(67,000)

Total	$3,187,000

8.    Redeemable Convertible Preferred Stock

        The Company's outstanding redeemable convertible preferred stock consists of the following:

	December 31,
	2000	2001
Series A-1 redeemable convertible preferred stock, $0.001 par value, 52,000 authorized, issued and outstanding at December 31, 2000 and 2001, liquidation preference of $650,000	$623,000	$623,000
Series B through B-4 redeemable convertible preferred stock, $0.001 par value, 160,800 shares authorized, issued and outstanding at December 31, 2000 and 2001, liquidation preference of $4,020,000	3,955,000	3,955,000
Series C redeemable convertible preferred stock, $0.001 par value, 3,308,431 authorized, 3,292,431 issued and outstanding at December 31, 2000 and 2001, liquidation preference of $10,560,000	10,501,000	10,501,000
Series D through D-1 redeemable convertible preferred stock, $0.001 par value, 6,716,084 authorized, 3,351,042 issued and outstanding at December 31, 2000 and 2001, liquidation preference of $16,085,000	16,032,000	16,032,000
Series E redeemable convertible preferred stock, $0.001 par value, 853,167 authorized, 833,334 issued and outstanding at December 31, 2000 and 2001, liquidation preference of $5,000,000	4,991,000	4,991,000
Series F through F-1 redeemable convertible preferred stock, $0.001 par value, 6,519,681 authorized, 2,511,861 and 3,345,022 issued and outstanding at December 31, 2000 and 2001, respectively, liquidation preference of $25,088,000	18,597,000	23,995,000
Series G redeemable convertible preferred stock, $0.001 par value, 2,200,000 authorized, zero and 1,847,625 issued and outstanding at December 31, 2000 and 2001, respectively, liquidation preference of $13,857,000	—	11,338,000
Warrants to purchase redeemable convertible preferred stock	191,000	2,174,000

	$54,890,000	$73,609,000

        In the event of any liquidation, dissolution, or winding up of the Company, the holders of the redeemable convertible preferred stock are entitled to receive, prior and in preference to any distributions to common stockholders, the liquidation preferences stated above, plus all declared but unpaid dividends. After payment of these amounts, remaining assets and funds of the Company will be distributed to the common stockholders on a pro rata basis. A sale of the Company's assets or an acquisition of the Company by another entity is deemed a liquidation.

        The holder of each share of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which it would convert. The holders of Series A-1 and Series B through B-4 redeemable convertible preferred stock are entitled, voting as a single class, to elect two directors to the Company's board; the holders of Series C redeemable convertible preferred stock are entitled, voting as a single class, to elect two directors to the Company's board; and the holders of Series D through D-1, Series E, Series F through F-1 and Series G redeemable convertible preferred stock are entitled, voting as a single class, to elect one director to the Company's board.

        The Company has reserved 13,356,792 for the conversion of redeemable convertible preferred stock. The redeemable convertible preferred stock is subject to certain antidilution adjustments and has voting rights equal to the common stock issuable upon conversion. Each share of redeemable convertible preferred stock shall automatically convert into common stock upon the closing of an initial public offering of the Company at a price equal to or exceeding $10.00 per share and with net proceeds to the Company equal to or exceeding $15,000,000, or upon vote or written consent of at least 66.67% of the redeemable convertible preferred stock holders. Holders of the redeemable convertible preferred stock shall be entitled to receive, when and if declared by the board of directors, a non-cumulative dividend in preference to any dividends declared on common stock as follows. The table below summarized the conversion and dividends mentioned above:

	Conversion ratio	Non-cumulative dividends per share
Series A-1	2.17	$1.00
Series B	3.57	2.00
Series B-1	4.09	2.00
Series B-2	3.41	2.00
Series B-3	2.13	2.00
Series B-4	3.99	2.00
Series C	1.00	0.26
Series D, D-1	1.00	0.38
Series E	1.00	0.48
Series F, F-1, G	1.00	0.60

        To date, no dividends have been declared. The Company's debt agreements restrict it from paying dividends.

Warrants

        During June 1993, in connection with the issuance of notes payable that were subsequently converted into Series B convertible preferred stock, the Company issued a warrant to purchase 3,200 shares of common stock at $25.00 per share. The warrant is currently exercisable and expires 30 days after Food and Drug Administration approval of a product developed by the Company for diagnosing Alzheimer's disease.

        During May 1996, in connection with the sale of the Series C convertible preferred stock, the Company issued to common stockholders warrants to purchase 63,842 shares of common stock at $0.25 per share. The warrants are currently exercisable and expire in May 2006.

        The Company also issued warrants in connection with its equipment financing agreements (Note 7) and its acquisition of Apollo (Note 3).

        The Company has reserved 67,042 shares of common stock, 16,000 shares of Series C redeemable convertible preferred stock, 7,000 shares of Series D redeemable convertible preferred stock, 19,833 shares of Series E redeemable convertible preferred stock, 8,000 shares of Series F redeemable convertible preferred stock and 279,397 shares of Series G redeemable convertible preferred stock for issuance upon exercises of outstanding common and redeemable convertible preferred stock warrants.

9.    Stock Options

MitoKor 2000 Outside Directors Stock Option Plan

        In 2000, the board of directors approved the MitoKor 2000 Outside Directors Stock Option Plan ("2000 Plan") for outside directors of the Company, which provides for the issuance of up to 250,000 shares of common stock in the form of nonqualified stock options. Nonqualified stock options may not be granted with exercise prices less than 85% of the fair market value of the stock on the grant date. Initial option grants typically vest 25% per year and annual option grants vest ratably over one year. Options granted under the 2000 Plan have a term of up to ten years. At December 31, 2001, options to purchase 105,000 shares were available for grant under the 2000 Plan.

MitoKor 1993 Stock Option Plan

        In 1993, the board of directors approved the MitoKor 1993 Stock Option Plan ("1993 Plan") for selected employees, directors and consultants, which provides for the issuance of up to 2,460,000 shares of common stock in the form of nonqualified or incentive stock options. Nonqualified stock options may not be granted with exercise prices less than 85% of the fair market value of the stock on the grant date. Incentive stock options may not be granted with exercise prices less than 100% of the fair market value of the stock on the grant date. Options typically vest 25% per year for employees. Options granted under the 1993 Plan may have a term of up to ten years. At December 31, 2001, options to purchase 457,910 shares were available for grant under the 1993 Plan.

        A summary of stock option activity for all plans is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 1998	1,001,479	$0.44
Granted	249,700	$0.80
Exercised	(2,512)	$0.26
Canceled	(1,706)	$0.77

Balance, December 31, 1999	1,246,961	$0.51
Granted	240,200	$1.02
Exercised	(31,785)	$0.48
Canceled	(88,163)	$0.61

Balance, December 31, 2000	1,367,213	$0.59
Granted	734,830	$1.97
Exercised	(65,080)	$0.58
Canceled	(39,584)	$1.49

Balance, December 31, 2001	1,997,379	$1.08

        The number of options exercisable at December 31, 1999, 2000 and 2001 is 499,799, 737,580 and 979,411, respectively.

        The following table summarizes information about stock options outstanding at December 31, 2001.

Options Outstanding				Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25 - $0.50	709,799	5.19	$0.28	676,905	$0.27
$0.80 - $1.50	595,650	8.07	$0.95	227,909	$0.85
$2.00 - $3.75	691,930	9.11	$2.02	74,597	$2.20

$0.25 - $3.75	1,997,379	7.41	$1.08	979,411	$0.55

        The weighted-average grant-date fair value of options granted during the periods for all plans at December 31, 1999, 2000 and 2001 is as follows:

	Year Ended December 31,
	1999	2000	2001
Exercise price equal to fair value of common stock on the grant date	$0.14	$—	$—
Exercise price less than fair value of common stock on the grant date	$—	$3.94	$5.83

        During the years ended December 31, 2000 and 2001, in connection with the grant of various stock options to employees and directors, the Company recorded unearned stock-based compensation of $739,000 and $3,630,000, respectively, representing the difference between the exercise price and the estimated fair value of the Company's common stock for financial reporting purposes on the date such stock options were granted. Unearned compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28. During the years ended December 31, 1999, 2000 and 2001, the Company recorded amortization of unearned stock-based compensation on employee and director options in the amount of $0, $302,000 and $2,009,000, respectively, which has been charged to operations during the period.

        Included in total stock-based compensation for the year ended December 31, 2000 is $207,000 related to the accleration of vesting of options in connection with the termination of certain employees.

        During the years ended December 31, 1999, 2000 and 2001, in connection with the grant of stock options granted to non-employee consultants, the Company recorded stock-based compensation expense in the amounts of $7,000, $406,000 and $524,000, respectively.

        The fair value of each non-employee consultant option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	1999	2000	2001
Dividend yield	0%	0%	0%
Expected volatility	90%	99%	99%
Risk-free interest rate	5.98%	6.00%	6.00%
Contractual life (years)	2	6 - 10	5 - 10

Pro Forma Disclosure

        The Company applies APB 25 and related Interpretations in accounting for employee and director options granted. Had compensation cost been determined based on the fair value method,

the Company's net loss at December 31, 1999, 2000 and 2001 would have increased to the pro forma amounts indicated below:

	December 31,
	1999	2000	2001
Net loss
As reported	$(4,526,000)	$(9,198,000)	$(21,113,000)
Pro forma	(4,542,000)	(9,226,000)	(21,282,000)
Loss per common share, basic and diluted
As reported	$(26.77)	$(49.03)	$(85.95)
Pro forma	$(26.87)	$(49.18)	$(86.64)

        The fair value of each employee option grant was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	1999	2000	2001
Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rate	5.89%	5.72%	4.60%
Expected life (years)	5	4	4

        The fair value of each director option was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	2000	2001
Dividend yield	0%	0%
Expected volatility	0%	0%
Risk-free interest rate	5.72%	3.80%
Expected life (years)	2	2

10.  Employee Benefit Plans

MitoKor 401(k) Plan

        Effective July 1994, the Company established a deferred compensation plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code. Prior to January 1, 2002, the 401(k) Plan allowed all eligible employees to contribute up to 15% of their pretax earnings, not to exceed amounts allowed under the Internal Revenue Code. Such contribution percentage has been increased to a maximum of 25% effective January 1, 2002. The 401(k) Plan allows the Company to make voluntary matching contributions. To date, no contributions have been made by the Company.

Retirement Fund

        The Company is required by Australian law to contribute to a government mandated retirement fund (the "Fund") for its Mimotopes employees. The Company is required to contribute a base amount equal to 8% of gross salary for all eligible employees.

        The Company will also contribute an additional 7% of gross salary to the Fund if the employee contributes a minimum of 5% of gross salary. Employees are immediately vested in the additional 7% contribution. Total contributions made to the Fund during the years ended December 31, 2000 and 2001 is $338,000 and $377,000, respectively. Contributions to the Fund are expensed in the period incurred.

Long-Service Leave

        All full-time employees of Mimotopes are entitled to three additional months of vacation upon providing ten years of continuous service ("long-service leave"). The Company accrues for this obligation as services are provided. The liability for long-service leave is recognized and measured as the present value of expected future payments to be made with respect to the services provided by employees up to the reporting date, considering expected future salary levels, and employee turnover and periods of service. Expected future payments are discounted using interest rates on Australian government guaranteed securities with maturities that approximate the estimated future cash outflows.

11.  Income Taxes

        The components of the income tax provision (benefit) are as follows:

	1999	2000	2001
Current
Federal	$—	$—	$—
State	1,000	1,000	1,000
Foreign	—	236,000	160,000

Total current provision	1,000	237,000	161,000

Deferred
Federal	(1,587,000)	(2,743,000)	(3,970,000)
State	(457,000)	(938,000)	(1,149,000)
Foreign	—	(136,000)	(198,000)

Total deferred benefit	(2,044,000)	(3,817,000)	(5,317,000)

Change in valuation allowance	2,044,000	3,682,000	5,119,000

Income tax provision (benefit)	$1,000	$102,000	$(37,000)

        The components of loss before income taxes are as follows:

	1999	2000	2001
United States	$(4,525,000)	$(8,067,000)	$(21,088,000)
Foreign	—	(1,029,000)	(62,000)

	$(4,525,000)	$(9,096,000)	$(21,150,000)

        A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:

	1999	2000	2001
Amounts computed at statutory federal rate	$(1,539,000)	$(3,093,000)	$(7,191,000)
Purchased in-process research and development	—	98,000	2,448,000
State taxes	(300,000)	(619,000)	(841,000)
Change in valuation allowance of deferred tax assets	2,044,000	3,682,000	5,119,000
Federal research and development credits	(213,000)	(276,000)	(308,000)
Stock-based compensation	2,000	102,000	460,000
Goodwill amortization	—	—	116,000
Permanent items	7,000	168,000	45,000
Other	—	40,000	115,000

	$1,000	$102,000	$(37,000)

        United States income taxes and foreign withholding taxes were not provided for undistributed earnings for Mimotopes. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

        Net deferred tax assets (liabilities) are comprised of the following components:

	2000	2001
Net operating loss carryforwards	$9,048,000	$12,593,000
Research and development credit carryforwards	1,450,000	1,890,000
Capitalized research and development costs	1,041,000	1,547,000
Property and equipment	537,000	949,000
Acquired intangibles	—	(388,000)
Accrued liabilities	—	379,000
Stock-based compensation	—	715,000
Other	709,000	125,000

	12,785,000	17,810,000
Less valuation allowance	(12,521,000)	(17,864,000)

	$264,000	$(54,000)

        Based on a number of factors, including the lack of earnings history and the fact that the Company competes in a developing market that is characterized by rapidly changing technology, management believes there is sufficient uncertainty regarding the realization of deferred tax assets in the United States of America such that a full valuation allowance has been provided.

        At December 31, 2001, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $35,715,000 and $5,364,000, respectively, and research and development credit carryforwards for federal and state tax purposes of approximately $1,065,000, and $1,251,000, respectively. The federal net operating loss and research and development credit carryforwards begin to expire in 2009. The state net operating loss carryforwards begin to expire in 2005, and the state research and development credit carryforwards have no expiration date.

        Pursuant to Section 382 of the Internal Revenue Code, approximately $4,296,000 of the Company's federal net operating loss carryforwards are subject to a general annual limitation of approximately $286,000 due to cumulative changes in ownership of more than 50% which occurred in 1996. The utilization of net operating loss carryforwards and research and development credits generated subsequent to May 1996 may also be subject to a separate annual limitation if it is determined that an additional Section 382 ownership change occurred subsequent to May 1996.

12.  Commitments and Contingencies

Commitments

        The Company leases its facilities and certain equipment under non-cancelable operating leases. Future payments under these lease agreements are as follows:

Year Ending December 31,
2002	$671,000
2003	788,000
2004	820,000
2005	853,000
2006	887,000
2007	452,000

$4,471,000

        Rent expense under non-cancelable operating leases is accounted for on a straight line basis and totaled $309,000, $421,000 and $468,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Contingencies

        The Company has received correspondence regarding the possible infringement of certain patents. Management is in the process of negotiating with the other party, and does not expect this to have a material adverse effect on the Company's financial position or results of operations. The Company's exposure, if any, cannot be determined with certainty, and it is reasonably possible that the ultimate resolution could differ from management's expectations.

13.  Segment Information

        The Company has two reportable segments organized along functional lines. The Pharmaceutical Research and Development ("PR&D") segment is developing therapeutics for diseases linked to mitochondrial dysfunction and generates revenue through collaborative research and development agreements. The Chemistry Business ("CB") segment generates revenue through chemistry collaborations and services and the sale of custom peptides and peptide libraries, products for solid-phase combinatorial chemistry, and related kits and materials.

        The Company evaluates the performance of its segments based on revenue and operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment data includes intersegment revenue, which is based on prevailing market rates or an approximation thereof. The tables below presents information about reportable segments for the years ended December 31, 2000 and 2001, respectively. Prior to the acquisition of the Mimotopes business in 2000, the Company operated as a single segment.

	PR&D	CB	Reconciling Items	Total
2000
Revenue
Collaboration	$3,460,000	$2,297,000	$(269,000)	$5,488,000
Product	—	2,800,000	(40,000)	2,760,000
Service	27,000	—	(27,000)	—
Other	3,000	86,000	—	89,000

Total revenue	3,490,000	5,183,000	(336,000)	8,337,000

Operating costs and expenses	12,415,000	5,709,000	(336,000)	17,788,000
Income (loss) from operations	$(8,925,000)	$(526,000)	$—	$(9,451,000)

Depreciation and amortization	$1,380,000	$878,000	$—	$2,258,000
Stock-based compensation	915,000	—	—	915,000
Purchased in-process research and development	—	287,000	—	287,000
Total assets	29,055,000	6,689,000	(4,238,000)	31,506,000
2001
Revenue
Collaboration	$3,295,000	$2,007,000	$(574,000)	$4,728,000
Product	—	3,538,000	(12,000)	3,526,000
Service	26,000	246,000	(26,000)	246,000
Other	—	48,000	—	48,000

Total revenue	3,321,000	5,839,000	(612,000)	8,548,000

Operating costs and expense	25,253,000	5,580,000	(612,000)	30,221,000
Income (loss) from operations	$(21,932,000)	$259,000	$—	$(21,673,000)

Depreciation and amortization	$1,877,000	$918,000	$—	$2,795,000
Stock-based compensation	2,533,000	—	—	2,533,000
Purchased in-process research and developments	7,200,000	—	—	7,200,000
Total assets	30,634,000	6,877,000	(6,213,000)	31,298,000

        Reconciling items for the years ended December 31 were comprised as follows:

	2000	2001
Revenue
Elimination of intersegment revenue	$(336,000)	$(612,000)
Operating expense
Elimination of intersegment expense	(336,000)	(612,000)
Total assets
Elimination of intersegment accounts receivable	(67,000)	(42,000)
Elimination of investment in subsidiaries	(4,171,000)	(6,171,000)

	$(4,238,000)	$(6,213,000)

        The Company distinguishes revenue from external customers by geographic areas based on customer location. Revenue information by geographic area for the years ended December 31 was as follows:

	2000	2001
United States	$7,080,000	$6,641,000
Foreign	1,257,000	1,907,000

	$8,337,000	$8,548,000

        Long-lived assets by geographic area as of December 31 were as follows:

	2000	2001
United States	$2,076,000	$11,461,000
Foreign	4,319,000	3,646,000

	$6,395,000	$15,107,000

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Apollo BioPharmaceutics, Inc.
Cambridge, Massachusetts

        We have audited the accompanying balance sheets of Apollo BioPharmaceutics, Inc. as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apollo BioPharmaceutics, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 5 of the notes to financial statements, the Company changed its method of revenue recognition during 2000.

/s/ BDO Seidman, LLP

Boston, Massachusetts
February 26, 2001

APOLLO BIOPHARMACEUTICS, INC.

BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS
Current:
Cash and cash equivalents	$1,279,031	$1,159,833
Prepaid expenses and other	36,656	50,259
Receivables	40,233	17,152
Employee loan receivable, current portion (Note 3)	1,617	2,990

Total current assets	1,357,537	1,230,234

Equipment, net of accumulated depreciation of $6,923 in 2000 and $5,356 in 1999	2,119	3,686

Other assets:
Patents, net of accumulated amortization of $17,121 in 2000 and $4,598 in 1999 (Note 2)	155,207	96,692
Employee loan receivable, less current portion (Note 3)	8,527	7,256
Deposits	990	990

Total other assets	164,724	104,938

	$1,524,380	$1,338,858

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$301,330	$119,120
Deferred royalties (Note 5)	154,285	180,000
Deferred license fees (Note 5)	906,250	—

Total current liabilities	1,361,865	299,120

Commitments (Notes 4 and 5)
Stockholders' equity (Notes 4 and 5):
Preferred stock — $.01 par value; 1,000,000 shares authorized, 70,000 Series A convertible preferred shares issued at December 31, 2000 and 1999 (Liquidation preference $280,000 at December 31, 2000)	700	700
Common stock — $.02 par value; 20,000,000 shares authorized, 2,950,398 shares issued at December 31, 2000 and 1999	59,008	59,008
Additional paid-in capital	3,384,965	3,376,395
Accumulated deficit	(3,282,158)	(2,396,365)

Total stockholders' equity	162,515	1,039,738

	$1,524,380	$1,338,858

See accompanying notes to financial statements.

APOLLO BIOPHARMACEUTICS, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
License fees (Note 5)	$1,775,715	$3,063,200
Cost of revenues (Note 5)	212,500	390,000

Gross profit	1,563,215	2,673,200

Operating expenses:
Research and development (Note 5)	493,296	309,392
General and administrative	530,586	674,215
Depreciation and amortization	14,090	6,165

Total operating expenses	1,037,972	989,772

Operating income	525,243	1,683,428

Interest income (expense):
Interest income	45,640	61,805
Interest expense	(7,457)	(3,487)

Interest, net	38,183	58,318

Income (loss) before income taxes and cumulative effect of change in accounting principle	563,426	1,741,746
Income taxes (Note 6)	—	27,835

Income (loss) before cumulative effect of change in accounting principle	563,426	1,713,911
Cumulative effect of change in accounting principle (Note 5)	(1,449,219)	—

Net income (loss)	$(885,793)	$1,713,911

See accompanying notes to financial statements.

APOLLO BIOPHARMACEUTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(NOTES 4 AND 5)
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	Preferred Stock		Common Stock
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount			Total
Balance, December 31, 1998	70,000	$700	2,892,336	$57,847	$3,287,560	$(4,110,276)	$(764,169)
Exercise of warrants	—	—	58,062	1,161	88,835	—	89,996
Net income	—	—	—	—	—	1,713,911	1,713,911

Balance, December 31, 1999	70,000	700	2,950,398	59,008	3,376,395	(2,396,365)	1,039,738
Fair value of stock options granted	—	—	—	—	8,570	—	8,570
Net loss	—	—	—	—	—	(885,793)	(885,793)

Balance, December 31, 2000	70,000	$700	2,950,398	$59,008	$3,384,965	$(3,282,158)	$162,515

See accompanying notes to financial statements.

APOLLO BIOPHARMACEUTICS, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
Cash flows from operating activities:
Net income (loss)	$(885,793)	$1,713,911
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,090	6,165
Fair value of stock options granted	8,570	—
Changes in operating assets and liabilities:
Prepaid expenses and other	13,603	(44,019)
Receivables	(23,081)	(16,820)
Other assets	102	(3,370)
Accounts payable and accrued expenses	182,210	(372,500)
Employee payable	—	(167,699)
Deferred royalties	(25,715)	—
Deferred license fees	906,250	—

Net cash provided by operating activities	190,236	1,115,668

Cash flows from investing activities:
Increase in patents	(71,038)	(101,290)

Net cash used by investing activities	(71,038)	(101,290)

Cash flows from financing activities:
Exercise of common stock warrants	—	89,996

Net cash provided by financing activities	—	89,996

Net increase in cash and cash equivalents	119,198	1,104,374
Cash and cash equivalents, beginning of year	1,159,833	55,459

Cash and cash equivalents, end of year	$1,279,031	$1,159,833

Supplemental disclosures of cash flow information:
Interest paid	$7,457	$17,629
Income taxes paid	$—	$19,206

See accompanying notes to financial statements.

APOLLO BIOPHARMACEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Organization and Purpose

        Apollo BioPharmaceutics, Inc. (formerly Apollo Genetics, Inc.) (the "Company"), was incorporated on July 9, 1992. The Company is engaged in the development of proprietary cytoprotective drugs for neurological diseases, such as stroke, Alzheimer's and other applications.

        Through 1998, the Company was considered in the development stage as its efforts were principally devoted to organizational activities, raising capital, research and development and establishing relationships with corporate partners within the pharmaceutical industry. Beginning in 1999 the Company commenced operations and was no longer considered to be a development stage company.

2.    Summary of Accounting Policies

  License Fees

        Licensing fees are recognized ratably over the period of the Company's performance obligation in accordance with the underlying agreements. Licensing revenue represents amounts paid by companies for the use of or access to the Company's proprietary technology.

  Patent and Licensing Costs

        As a result of research and development efforts conducted by the Company, it has applied for and received, and is in the process of applying for, a number of patents to protect proprietary inventions and licenses to use certain intellectual property. Costs incurred in connection with patent applications and licenses were expensed as incurred through December 31, 1998.

        In 1999, the Company entered into a license and option agreement with a company which grants certain patent rights (see Note 5). Therefore, the Company began capitalizing the costs associated with the patents during 1999. The patents are being amortized on a straight-line basis over 15 years. Amortization expense charged to operations was $12,523 in 2000 and $4,598 in 1999.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Taxes on Income

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax basis of assets and liabilities and for loss carryforwards based on enacted tax laws and rates.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

  Equipment

        Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the asset, not exceeding five years.

  Long-Lived Assets

        The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

  Concentrations of Credit Risk

        It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. The Company does not believe significant credit risk exists with respect to these institutions.

  Stock-Based Compensation

        The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, ("SFAS No. 123") Accounting for Stock Based Compensation which requires disclosure of pro forma effects as if SFAS No. 123 has been adopted. The Company has adopted the disclosure only requirements of SFAS No. 123 and accounts for its employee stock option plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

  Reclassifications

        Certain previously reported amounts have been reclassified in order to conform to the 2000 presentation.

3.    Employee Loan Receivable

        The Company has a note receivable from an employee of the Company. The note bears interest at 9% per year, is due in 2003, and is repayable in installments during its term.

4.    Stockholders' Equity

  Preferred Stock

        During 1998, the Company issued 32,500 shares of Series A Convertible Preferred stock in a second closing of a private placement of units for which the Company had received $130,000. Each unit consists of one share of Series A Convertible Preferred stock and a warrant to purchase one-half share of common stock. The terms of the warrants issued as part of this offering are discussed more fully below. Each share of Series A Convertible Preferred stock has certain liquidation and dividend preferences and is convertible into common stock at a conversion rate as defined in the agreement. Each preferred share automatically converts into common stock upon an initial public offering of the Company's common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of shares of the Series A Preferred stock then outstanding shall be entitled to be paid out of assets of the Company and available for distribution to its stockholders before any payment shall be made to the holders of common stock, at an amount equal to $4.00 per share.

  Option Plan

        The Company has a stock option plan that provides for the issuance of both incentive and nonqualified stock options. This plan provides for the granting of options to purchase not more than 687,096 shares of common stock. The Company also has a 1996 Directors Stock Option Plan that provides for the granting of options to purchase not more than 118,064 shares of the Company's common stock. The exercise price of the incentive options cannot be less than the fair market value at the date of grant, while the exercise price for the nonqualified and Directors plan options is determined by the option committee.

        Option activity for all plans is as follows:

	Number of Shares	Weighted- Average Option Price Per Share
Balance, December 31, 1998	425,933	$2.26
Granted	23,224	2.00

Balance, December 31, 1999	449,157	2.35
Granted	30,000	4.00

Balance, December 31, 2000	479,157	$2.46

        At December 31, 2000, options to purchase 406,228 shares were exercisable at an average exercise price of $2.36 per share at prices ranging from $1.03 to $4.14 per share. The weighted-average contractual life is 10 years.

        The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans.

        If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards under the plans, consistent with the method prescribed by SFAS No. 123, net income (loss) would have been changed to the pro forma amounts indicated below:

	2000	1999
As reported	$(885,793)	$1,713,911
Pro forma	$(928,952)	$1,659,663

        The fair value of the Company's stock options used to compute pro forma net income (loss) is the estimated value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000 and 1999: a dividend yield of 0%; expected volatility of ..01%, a risk free interest rate of approximately 6.0% in 2000 and 5.5% in 1999; and an expected holding period of ten years.

        The weighted average grant date fair value of options granted was $1.80 and $1.69 per share for the years ended December 31, 2000 and 1999, respectively.

Warrants

        In conjunction with convertible notes issued in 1994 and 1995, the Company issued warrants to purchase 135,483 shares of the Company's common stock. The warrants were exercisable until September 17, 1999 with respect to 87,096 shares and until April 30, 2000 with respect to 48,387 shares, all at the lower of $1.55 per share or the price per share of the common stock at the closing of the next offering of common stock with aggregate gross proceeds of at least $1,000,000. The number of shares which may be purchased upon the exercise of these warrants are subject to adjustment as provided in the warrant agreement for such events as stock splits and stock dividends. On September 15, 1999, warrants were exercised for 58,062 shares of common stock while the remaining warrants expired on September 17, 1999 and April 30, 2000.

        In connection with the Royalty Purchase Agreement described in Note 5, the Company issued warrants for the purchase of 96,773 shares of the Company's common stock. The warrants are exercisable until November, 2003 at an exercise price of $3.61 per share with respect to 67,741 shares of common stock and an exercise price of $4.52 per share with respect to 29,032 shares of common stock. The number of shares which may be purchased upon the exercise of these warrants are subject to adjustment as provided in the warrant agreement for such events as stock splits and stock dividends.

        In conjunction with the Series A Convertible Preferred financing described above, the Company issued warrants to purchase 35,000 shares of common stock. The warrants entitle the holder to purchase common stock, in whole but not in part, for 110% of the price of the Company's stock in an initial public offering. The warrants have a life of three years following an initial public offering by the Company. In the event that the warrants become exercisable upon notice of merger, consolidation or sale of all or substantially all of the Company, the exercise price will be $4.40 per share.

5.    Commitments

Leases

        The Company is subleasing its facilities under a tenant-at-will agreement. Rent expense for the years ended December 31, 2000 and December 31, 1999 amounted to $19,795 and $24,865, respectively.

Collaborative Agreements

        The Company has entered into various research, license, royalty and consulting agreements to support its research and development activities. These agreements generally expire over several years. Amounts charged to operations in connection with these agreements for the years ended December 31, 2000 and December 31, 1999 amounted to approximately $427,000 and $275,000, respectively. The Company's minimum required payments in connection with these agreements for the years ending 2001 and 2002 are $64,000 and $20,000, respectively.

NPLP Agreement

        In 1996, Neuroscience Partners Limited Partnership ("NPLP"), a limited partnership of which MDS Associés-Neuroscience Inc. ("MDS") is a general partner, invested $500,000 in the Company in exchange for 138,249 shares of common stock.

        Also in 1996, the Company entered into a Royalty Purchase Agreement with NPLP, pursuant to which NPLP provided an additional $500,000 (the "NPLP Development Financing") to the Company. In exchange for the NPLP Development Financing, the Company is obligated to pay NPLP royalties on sales of licenses and other revenues received by the Company in connection with certain products. The Company's obligations to pay royalties cease when royalty payments reach certain aggregate amounts. In connection with the NPLP Development Financing, NPLP received warrants to purchase 96,773 shares of common stock. The warrants are more fully discussed in Note 4. All or any portion (not less than $150,000) of the aggregate amount of the NPLP Development Financing may be converted at any time at the option of MDS into shares of common stock. The conversion price with respect to 50% of the NPLP Development Financing equals the lesser of $4.52 or the price per share of common stock reflected in the Company's most recent equity financing prior to any conversion. The conversion price with respect to the remaining 50% of the NPLP Development Financing equals the lesser of $5.42 or the price per share of common stock reflected in the Company's most recent equity financing prior to any conversion.

        During 1998 the Company had a private placement of 200 shares at $2.00 per share.

        The amount allocated to the royalty obligation will be amortized into income over the expected period of time that the Company is obligated to pay such amounts under the agreement.

AHPC Agreements

        On February 8, 1999, the Company entered into a License and Option Agreement (the "Agreement") with American Home Products Corporation ("AHPC"). The Agreement grants AHPC an exclusive, worldwide license as well as options to obtain a license under certain of the Company's patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias.

        In partial consideration for the rights and license granted, AHPC paid the Company a license fee of $3,000,000 on the date of the Agreement. The Agreement provides for future revenues that are contingent upon meeting certain milestones and events specified in the Agreement.

        The $3,000,000 up-front payment was recorded as revenue in 1999. During 2000 the Company adopted Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" which requires certain revenue to be deferred and recognized over a performance period rather than when received. The up-front payment will be amortized over a two year period ending February 2001. License fees in 2000 include $1,500,000 related to the upfront payment. The cumulative effect at January 1, 2000 of adopting Staff Accounting Bulletin 101 is deferral (net of associated direct costs) of $1,449,219 of the $3,000,000 up-front payment previously recognized.

        Deferred license fees and related expenses at December 31, 2000 consist of:

	Gross License Fee	Cost of Revenues	Net
Remaining amortization on $3,000,000 up-front payment received in 1999	$156,250	$19,531	$136,719
Option extension payment received in 2000 to be amortized over the 12 month extension period beginning in 2001	750,000	93,750	656,250

	$906,250	$113,281	$792,969

        Cost of revenues consist of required payments under collaborative agreements for up-front, milestone, royalty and other payments received by the Company related to certain property rights.

  Cephalon Agreement

        In 2000 the Company entered into an option agreement with Cephalon, Inc. ("Cephalon"), which grants Cephalon the option to obtain a non-exclusive sublicense for the Company's rights to certain patents. The Company recognized $200,000 in license fee revenue in connection with the option agreement, which includes future revenues that are contingent upon Cephalon exercising its option and then meeting certain milestones and events specified in the Agreement.

  Employment Agreement

        In 1993, the Company entered into an employment agreement with its president, which expired in 1998. The agreement has been renewed each year for a twelve-month period and currently provides for an annual salary of $160,000 and twelve months of severance pay and expires in November 2001, unless terminated earlier by either party to the agreement. The amounts charged to operations, in connection with this agreement, for the years ended December 31, 2000 and 1999 amounted to $150,000 and $143,000, respectively.

6.    Income Taxes

        Through January 1996, pursuant to the provisions of the Internal Revenue Code, the Company had been deferring all start-up costs because operations, as defined by the Code, had not yet commenced. In addition, the Company has elected to defer all research and development costs and amortize them over a five-year period for tax beginning with the commencement of business. Effective February 1996, the Company began generating revenue and commenced operations for tax purposes.

        Accordingly, for tax purposes, the Company is amortizing all start-up and research and development costs incurred through January 1996, over 60 months and from February 1996 forward is expensing operating costs as incurred while continuing to capitalize and amortize research and development costs.

        At December 31, 2000 the Company had a net deferred tax asset of approximately $224,000. The net deferred tax asset is due to the deferral of the start-up costs and research and development costs and net operating loss carryforwards offset by deferred tax liabilities due to deferred income. At December 31, 2000 the Company has approximately $403,000 of net operating loss carryforwards that expire through 2013. The Company has a valuation allowance for the deferred tax asset of $224,000 as future realization is uncertain.

        The Company's provision for income taxes for the year ended December 31, 1999 represents alternative minimum federal taxes and state taxes. There was no provision for income taxes for the year ended December 31, 2000. The Company's effective tax rates differ from amounts computed by applying the statutory federal income tax rate to income (loss) before taxes primarily due to changes in the deferred tax valuation allowance.

        The Internal Revenue Code contains provisions which may limit the net operating loss carryovers and built-in losses available for use in any given year if significant changes in ownership interest of the Company occur.

        Taxes on income consist of the following:

	2000	1999
Current:
Federal	$—	$27,379
State	—	456

Total	$—	$27,835

APOLLO BIOPHARMACEUTICS, INC.

UNAUDITED INTERIM BALANCE SHEET
MARCH 31, 2001

ASSETS
Current:
Cash and cash equivalents	$673,190
Prepaid expenses and other	90,920
Receivables	57,629
Employee loan, current portion	822

Total current assets	822,561

Equipment (net):	1,728

Other assets:
Patent, net of amortization	218,180
Employee loan, non-current portion	23,527
Deposits	990

Total other assets	242,697

$1,066,986

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$266,841
Deferred royalties and license fees	776,072

Total current liabilities	1,042,913

Stockholders' equity:
Preferred stock	700
Common stock	59,240
Additional paid-in-capital	3,431,292
Accumulated defict	(3,467,159)

Total stockholders' equity	24,073

$1,066,986

APOLLO BIOPHARMACEUTICS, INC.

UNAUDITED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

	2001	2000
License fees	$281,250	$375,000
Cost of revenues	35,156	46,875

Gross Profit	246,094	328,125

Operating expenses:
Research and development	233,655	94,312
General and administrative	201,690	120,280
Depreciation and amortization	3,702	2,194

Total operating expenses	439,047	216,786

Operating income (loss)	(192,953)	111,339
Interest income (expense):
Interest income	14,524	14,038
Interest expense	(962)	(618)
Other income (expense), net	4,179	6,428

Income (loss) before income taxes	(175,212)	131,187
Provision for income taxes	9,789	—

Net income (loss)	$(185,001)	$131,187

APOLLO BIOPHARMACEUTICS, INC.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:
Net income (loss)	$(185,001)	$131,187
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,702	2,194
Cumulative effect of accounting change	—	(328,125)
Fair value of stock granted	46,559	—
Changes in operating assets and liabilities:
Prepaid expenses and other	(54,264)	26,724
Receivables	(17,396)	(15,007)
Employee notes receivable	(14,205)	954
Accounts payable and accrued expenses	(34,489)	53,802
Deferred royalties and license fees	(284,463)	(6,428)

Net cash used by operating activities	(539,557)	(134,699)

Cash flows from investing activities:
Patents	(66,284)	1,008

Net cash provided (used) by investing activities	(66,284)	1,008

Net decrease in cash and cash equivalents	(605,841)	(133,691)
Cash and cash equivalents, beginning of period	1,279,031	1,159,833

Cash and cash equivalents, end of period	$673,190	$1,026,142

APOLLO BIOPHARMACEUTICS, INC.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTE 1. Basis of Presentation:

        The accompanying unaudited interim financial statements of Apollo BioPharmaceutics, Inc. (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and notes thereto included else where in this document for the year ended December 31, 2000. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, consisting of only normal recurring items, necessary for a fair presentation of the Company's financial position as of March 31, 2001 and its results of operations for the quarters ended March 31, 2001 and 2000, respectively. These unaudited interim financial statements are not necessarily indicative of the results to be expected for the entire year.

        The preparation of financial statements in conformity with generally accepted accounting prinicples requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporitng period. Actual results could differ from those estimates.

NOTE 2. Subsequent Event:

        In June 2001, the Company was acquired by MitoKor in exchange for cash of $1,057,000 and 1,511,685 shares of Series G preferred stock of MitoKor and 279,397 warrants to purchase shares of Series G preferred stock of MitoKor.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

        In June 2001, MitoKor acquired all of the outstanding stock of Apollo BioPharmaceutics, Inc. This acquisition was accounted for as a purchase. The purchase price was allocated based on the estimated fair market value of the assets resulting in the following allocation:

Developed technology	$1,000,000
In-process research and development	7,200,000
Other tangible assets	351,000
Assumed liabilities	(242,000)
Deferred tax liability	(398,000)

Sub-total	7,911,000

Residual — goodwill	8,431,000

Total	$16,342,000

        Purchased in-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The fair values for each of the in-process research and development projects were determined by estimating the resulting net cash flows from such products after their completion and commercialization, discounting the net cash flows to present value, and applying the percentage completion of the projects thereto.

        The Apollo purchase was structured as a tax-free exchange of stock; therefore, the difference between the fair value of the acquired assets, including tangible assets, and their historical tax bases are not deductible for tax purposes.

        The unaudited pro forma condensed combined statement of operations gives effect to the acquisition of Apollo as if it had occurred on January 1, 2001, by combining the results of operations of Apollo from January 1, 2001 to June 22, 2001 (the acquisition date) with the consolidated results of operations of MitoKor for the year ended December 31, 2001. The unaudited pro forma financial statements do not purport to represent what the results of operations of MitoKor would actually have been if the acquisition had in fact occurred on January 1, 2001, or project the results of operations for any future period.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Historical
	MitoKor	Apollo(6)	Adjustments		Pro Forma
Revenue
Collaboration	$4,728,000	$448,000	$(448,000	)(1)	$4,728,000
Product	3,526,000	—			3,526,000
Service	246,000	—			246,000
Other	48,000	—			48,000

Total revenue	8,548,000	448,000	(448,000)		8,548,000

Operating costs and expenses
Research and development	12,330,000	448,000	24,000	(2)	12,802,000
Cost of product sold	1,182,000	—			1,182,000
Sales and marketing	1,091,000	—			1,091,000
General and administrative	5,885,000	420,000	404,000	(3)	6,709,000
Stock-based compensation	2,533,000	—			2,533,000
Purchased in-process research and development	7,200,000	—	(7,200,000	)(4)	—

Total operating costs and expenses	30,221,000	868,000	(6,772,000)		24,317,000

Loss from operations	(21,673,000)	(420,000)	6,324,000		(15,769,000)

Other income (expense)
Interest income	820,000	23,000			843,000
Interest expense	(429,000)	(3,000)			(432,000)
Other income (expense), net	132,000	20,000			152,000

Total other income (expense)	523,000	40,000			563,000

Loss before income taxes	(21,150,000)	(380,000)	6,324,000		(15,206,000)
Income tax provision (benefit)	(37,000)	13,000	—	(5)	(24,000)

Net loss	$(21,113,000)	$(393,000)	$6,324,000		$(15,182,000)

Loss per common share, basic and diluted	$(85.95)				$(61.80)

Number of shares in per share calculations, basic and diluted	246,000				246,000

See accompanying notes to unaudited pro forma condensed combined statement of operations

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

        The following adjustments were applied to MitoKor, Inc.'s historical statement of operations and the statement of operations of Apollo to arrive at the unaudited pro forma condensed combined statement of operations.

(1)
To eliminate the effect of revenue that would not have been recognized if the acquisition had occurred on January 1, 2001. Apollo's historical revenue resulted from the amortization of deferred license fees that were received in 1999 as up-front and option payments and for which no value was assigned by MitoKor in the allocation of the purchase price.

(2)
To record the amortization of developed technology related to the Apollo acquisition over its estimated life of twenty years.

(3)
To record the amortization of the goodwill related to the Apollo acquisition over its estimated useful life of ten years. In connection with the adoption of SFAS 142, Goodwill and Other Intangible Assets, amortization of goodwill will cease to be expensed beginning January 1, 2002.

(4)
To reverse write-off of purchased in-process research and development as it represents a non-recurring charge directly attributable to the acquisition.

(5)
No tax benefit is recognized as it is more likely than not that such benefit will not be realized.

(6)
Reflects the historical results of Apollo for the period from January 1, 2001 to June 22, 2001 (the acquisition date).

            shares

Common Stock

PRICE $        PER SHARE

RBC CAPITAL MARKETS
LAZARD
LEGG MASON WOOD WALKER
Incorporated
GERARD KLAUER MATTISON

            , 2002

Until            , 2002 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Registration fee	$5,520
NASD filing fee	6,500
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	150,000
Legal fees and expenses	400,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	27,980

Total	$1,100,000

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and other corporate agents under certain circumstances and subject to certain limitations. The registrant's certificate of incorporation and bylaws, which will become effective upon the closing of this offering, provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

        These indemnification provisions and the indemnification agreements entered into between the registrant and its directors and officers may be sufficiently broad to permit indemnification of the registrant's directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its directors and officers, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

        a)    On various dates between January 1, 1999 and December 31, 2001, the registrant issued options to approximately 100 employees, directors, consultants and other service providers to purchase up to a total of 1,250,518 shares of the registrant's common stock under the registrant's 1993 Stock Option Plan and 2000 Outside Directors Stock Option Plan. The exercise prices per share ranged from $0.80 to $2.00. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. From January 1, 1999 through December 31, 2001, 22 option holders exercised options for an aggregate of 99,377 shares of our common stock. The registrant has received aggregate consideration of approximately $53,500 in connection with the exercise of these options.

        b)    In February 2000, the registrant issued 500,000 shares of Series E convertible preferred stock, having an aggregate value of $3,000,000, to Chiron Corporation in connection with the purchase of the Mimotopes business. The shares of Series E convertible preferred stock were issued pursuant to an Asset Purchase Agreement dated February 7, 2000.

        c)    In August and September 2000, the registrant sold 2,511,681 shares of Series F convertible preferred stock in exchange for an aggregate purchase price of $18,837,608 in cash. The shares of Series F convertible preferred stock were sold to the following investors pursuant to a Series F Preferred Stock Purchase Agreement dated August 24, 2000:

Neuroscience Partners Limited Partnership	Domain Partners III, L.P.
Forward Ventures IV, L.P.	EGM Medical Technology Fund, L.P.
Forward Ventures IV B, L.P.	EGM Medical Technology Offshore Fund
Thorner Ventures	Asgard Ventures
Alta California Partners, L.P.	Marc Pentopoulos
Alto Embarcadaro Partners, LLC	Kellie Seringer
C.V. Sofinnova Ventures Partners III	First Bio Venture Capital
Sorrento Growth Partners I, L.P.	The Kaufmann Fund, Inc.
Sorrento Ventures III, L.P.	Orbitex Health & Biotechnology Fund, 2VII
Sorrento Ventures C.E., L.P.	Orbitex Health & Biotechnology Fund, T31B
Biotechvest, LLP	China Development Industrial Bank Inc.
Liam Biotechvest, LLC	BioInvest Inc.
Biotechvest, Inc.	Frederick W. Field
3i Bioscience Investment Trust PLC	Sorrento Mitokor

        d)    In June 2001, the registrant issued an aggregate of 1,847,625 shares of Series G convertible preferred stock, having an aggregate value of $13,857,187, and warrants to purchase 279,397 shares of Series G convertible preferred stock, having an aggregate value of approximately $1,937,000 in connection with the merger with Apollo BioPharmaceutics, Inc. The shares of Series G convertible preferred stock and the warrants to purchase shares of Series G convertible preferred stock were issued to the following Apollo security holders in exchange for the outstanding shares of common stock and options and warrants to purchase common stock of

Apollo BioPharmaceutics, Inc. pursuant to an Agreement and Plan of Merger and Reorganization dated May 8, 2001:

The Alden Foundation	Jason, Muncy
Arkush, Janet Tweed	Jason, Robert B.
Baillie, John H.	Jason, Roselyn H.
Bellport, Victoria	Jason Family Trust Dated 12/22/82
Berger, Richard	Joseph Berland Revocable Living Trust
Blackman, Mark and Linda	Kamco Supply Corp.
Bliss, Gouverneur & Associates, Inc.	Kaplan, Lawrence & Helaine
Bloom, Craig	Klein, Barry
Bohemond Corporation	Klibanski, Anne, M.D.
Bradley Resources Company	Kurchack, Bruce
Brand, Robert B.	Landfield, Philip, Ph.D.
Brandon, George Hugh	Lane, John D. Revocable Living Trust Dated
Brenner, Anthony P.	9/14/89
Cane, Nick	Leonard, Robert
Cane, James	Lutri, John
Clemmons, David, Ph.D.	Lutri, Thomas
Cohen, Bruce	Masters, George
Cohen, Donna B.	McMahon, John M.
Covey, Douglas, Ph.D.	Neuroscience Partners Limited Partnership
Crosthwaite, Ron	Moonshine Investments, Inc.
Curry, John	Moran, Pat
D'Ancona, Alfred E.	Mugar, Carolyn
Delaware Guarantee & Trust Co. TTEE FBO:	Nelson, James, Ph.D.
George A. Zazanis IRA Rollover	Nelson, Alicia
DeMasi, Frank	O'Donnell, Edmund
Dunlop, Frank	Pacific Holdings, Ltd.
Fanny Nives Grantor Unitrust	Perkell, Jeff
First Tyme Investments, Inc.	Perlmutter, Norman
Fraser, William K. and Gautreau, Bonnie June	Poger, Anthony
JTWROS	Rose, Anne
Frashier, Gary	Richard J. Rosenstock Revocable Living Trust
Freed, Jeff	Saldivar, Christopher
Gaines, Alan	Second Tyme Investments, Inc.
Gelband, Alan	Segall, Judith, Ph.D.
Gelband, Alan Defined Trust	Segall, Paul, Ph.D.
Glenn, Paul F. Revocable Trust	Sharfiroff, Jacqueline
Goldstein, Lawrence	Silver, Patricia
Goldstein, R. Oscar	Silverstein, Michael & Leslie JTWROS
Gordon, Ann	Simpkins, James, Ph.D.
Gordon, Katherine	Sonntag, William, Ph.D.
Gordon, Theodore J.	Sternberg, Hal, Ph.D.
Gruenberg, Theresa	Topol, Chaim
Guarantee & Trust Co. TTEE F/B/O	Transtime, Inc.
Kenneth Levy	Unger, Barry
Hadari, Shlomo	Waitz, Harold D.
Harman, S. Mitchell, M.D.	Weise, Donald
Hudson, F. Donald	Wise, Phyllis, Ph.D.
Jackson, Patrica B.
Jason, Mark

        e)    In November 2001, the registrant sold an aggregate 833,341 shares of Series F-1 convertible preferred stock in exchange for an aggregate purchase price of $6,250,057 in cash. The shares of Series F-1 convertible preferred stock were sold to the following investors pursuant to a Series F-1 preferred stock purchase agreement dated November 9, 2001:

Federated Kaufmann Fund	MDS Health Ventures (TC) Inc.
Palladin Opportunity Fund LLC	Domain Partners III, L.P.
Alta California Partners, L.P.	C.V. Sofinnova Venture Partners III
Alta Embarcadaro Partners, LLC	Thorner Ventures
S.R. One, Limited	GCWF Investment Partners II
DRW Venture Partners LP	RBC Dain Rauscher Inc.
MDS Health Ventures (PC) Inc.

        The registrant issued 33,334 shares of Series F-1 preferred stock to RBC Dain Rauscher Inc., which acted as placement agent in connection with the sale of the registrant's Series F-1 convertible preferred stock, as partial payment of the fees that were payable to RBC Dain Rauscher Inc. for such services.

        The issuances described in Item 15(a) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. In addition, the issuances described in Items 15(b), 15(c) and 15(e) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuance described in Item 15(d) was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit Number	Description of Documents
1.1(1)	Form of Underwriting Agreement
2.1(2)	Asset Purchase Agreement dated February 7, 2000 by and among the registrant, Mimotopes Pty. Ltd., Chiron Corporation and Chiron Technologies Pty. Ltd.
2.2(2)	Agreement and Plan of Merger and Reorganization dated May 8, 2001 by and among the registrant, Mito Acquisition Corp. and Apollo BioPharmaceutics, Inc.
3.1(3)	Certificate of Incorporation of the registrant
3.2(1)	Amended and Restated Certificate of Incorporation of the registrant
3.3(3)	Bylaws of the registrant
3.4(1)	Amended and Restated Bylaws of the registrant
4.1(1)	Specimen Common Stock Certificate
5.1(1)	Opinion of Gray Cary Ware & Freidenrich LLP

10.1(3)	Form of Indemnity Agreement for directors and officers
10.2(3)	1993 Stock Option Plan and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder
10.3(1)	2000 Outside Directors Stock Option Plan, as amended, terms of Stock Option Agreement and form of Stock Option Grant Agreement thereunder
10.4(1)	2002 Stock Option Plan, terms of Stock Option Agreement and form of Stock Option Grant Agreement thereunder
10.5(1)	2002 Employee Stock Purchase Plan and form of subscription agreement thereunder
10.6(2)	Series F Preferred Stock Purchase Agreement dated August 24, 2000 by and among the registrant and the undersigned individuals and entities thereto
10.7(2)	Amended and Restated Investors' Rights Agreement dated as of November 9, 2001 by and among the registrant and the undersigned parties thereto
10.8(2)	Form of Warrant to Purchase Series G Preferred Stock, issued to the former stockholders of Apollo BioPharmaceutics, Inc.
10.9(2)	Form of Warrant to Purchase Series G Preferred Stock, issued to the former option and warrant holders of Apollo BioPharmaceutics, Inc.
10.10(2)	Series F-1 Preferred Stock Purchase Agreement dated November 9, 2001 by and among the registrant and the undersigned individuals and entities thereto
10.11(2)	Employment Letter Agreement dated December 11, 1996 by and between the registrant and Walter H. Moos, Ph.D.
10.12(2)	Employment Letter Agreement dated March 15, 2001 by and between the registrant and Ronald E. Deane
10.13(2)	Standard Industrial Lease dated February 28, 2001 by and between the registrant and Collins Development Company
10.14(2)	Standard Industrial Lease dated February 28, 2001 by and between the registrant and Collins Development Company
10.15(2)	Transfer of Lease dated September 14, 2001 by and among Mimotopes Pty. Ltd., Chiron Technologies Pty. Ltd. and Monash University
10.16(2)	Amended and Restated Loan and Security Agreement dated June 21, 2001 by and between the registrant and Silicon Valley Bank
10.17(2)	Warrant to Purchase Series F Preferred Stock dated June 21, 2001 issued by the registrant to Silicon Valley Bank
10.18(2)	Equipment Loan and Security Agreement dated as of December 15, 1999 by and between the registrant and MMC/GATX Partnership No. 1
10.19(2)	Warrant to Purchase Shares of Series E Preferred Stock dated December 15, 1999 issued by the registrant to Meier Mitchell & Company
10.20(3)+	Services Agreement for Chiron Corporation dated February 7, 2000 by and between Mimotopes Pty. Ltd. and Chiron Corporation, as amended

10.21(3)+	License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division
10.22(3)+	Collaborative Research and Development Agreement dated November 4, 1998 by and between the registrant and Pfizer Inc., as amended
10.23(3)+	License and Royalty Agreement dated November 4, 1998 by and between the registrant and Pfizer Inc.
21.1(2)	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2(1)	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
23.3	Consent of BDO Seidman, LLP
24.1(2)	Power of Attorney (see page II-6)

(1)
To be filed by amendment.

(2)
Filed with initial Registration Statement on Form S-1 (File No. 333-84050) dated March 8, 2002.

(3)
Filed with Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-84050) dated March 28, 2002.

+
Confidential treatment requested.

(b)
Financial Statement Schedules.

        No schedules have been filed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on the 12th day of April, 2002.

MITOKOR, INC.
By:	WALTER H. MOOS, PH.D.* Walter H. Moos, Ph.D. Chief Executive Officer and Chairman of the Board of Directors

        Pursuant to the requirements of the Securities Act, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

WALTER H. MOOS, PH.D.* Walter H. Moos, Ph.D.	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 12, 2002
/s/ CRAIG JOHNSON Craig Johnson	Chief Financial Officer and Vice President, Finance and Administration (Principal Financial and Accounting Officer)	April 12, 2002
MICHAEL CALLAGHAN* Michael Callaghan	Director	April 12, 2002
JEAN DELEAGE, PH.D.* Jean Deleage, Ph.D.	Director	April 12, 2002
STANDISH M. FLEMING* Standish M. Fleming	Director	April 12, 2002
ALAN S. ROSENTHAL, M.D.* Alan S. Rosenthal, M.D.	Director	April 12, 2002

RICHARD S. SCHNEIDER, PH.D.* Richard S. Schneider, Ph.D.	Director	April 12, 2002
JERRY A. WEISBACH, PH.D.* Jerry A. Weisbach, Ph.D.	Director	April 12, 2002

*By:	/s/ CRAIG JOHNSON	April 12, 2002
Craig Johnson Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1(1)	Form of Underwriting Agreement
2.1(2)	Asset Purchase Agreement dated February 7, 2000 by and among the registrant, Mimotopes Pty. Ltd., Chiron Corporation and Chiron Technologies Pty. Ltd.
2.2(2)	Agreement and Plan of Merger and Reorganization dated May 8, 2001 by and among the registrant, Mito Acquisition Corp. and Apollo BioPharmaceutics, Inc.
3.1(3)	Certificate of Incorporation of the registrant
3.2(1)	Amended and Restated Certificate of Incorporation of the registrant
3.3(3)	Bylaws of the registrant
3.4(1)	Amended and Restated Bylaws of the registrant
4.1(1)	Specimen Common Stock Certificate
5.1(1)	Opinion of Gray Cary Ware & Freidenrich LLP
10.1(3)	Form of Indemnity Agreement for directors and officers
10.2(3)	1993 Stock Option Plan and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder
10.3(1)	2000 Outside Directors Stock Option Plan, as amended, terms of Stock Option Agreement and form of Stock Option Grant Agreement thereunder
10.4(1)	2002 Stock Option Plan, terms of Stock Option Agreement and form of Stock Option Grant Agreement thereunder
10.5(1)	2002 Employee Stock Purchase Plan and form of subscription agreement thereunder
10.6(2)	Series F Preferred Stock Purchase Agreement dated August 24, 2000 by and among the registrant and the undersigned individuals and entities thereto
10.7(2)	Amended and Restated Investors' Rights Agreement dated as of November 9, 2001 by and among the registrant and the undersigned parties thereto
10.8(2)	Form of Warrant to Purchase Series G Preferred Stock, issued to the former stockholders of Apollo BioPharmaceutics, Inc.
10.9(2)	Form of Warrant to Purchase Series G Preferred Stock, issued to the former option and warrant holders of Apollo BioPharmaceutics, Inc.
10.10(2)	Series F-1 Preferred Stock Purchase Agreement dated November 9, 2001 by and among the registrant and the undersigned individuals and entities thereto
10.11(2)	Employment Letter Agreement dated December 11, 1996 by and between the registrant and Walter H. Moos, Ph.D.
10.12(2)	Employment Letter Agreement dated March 15, 2001 by and between the registrant and Ronald E. Deane
10.13(2)	Standard Industrial Lease dated February 28, 2001 by and between the registrant and Collins Development Company
10.14(2)	Standard Industrial Lease dated February 28, 2001 by and between the registrant and Collins Development Company
10.15(2)	Transfer of Lease dated September 14, 2001 by and among Mimotopes Pty. Ltd., Chiron Technologies Pty. Ltd. and Monash University
10.16(2)	Amended and Restated Loan and Security Agreement dated June 21, 2001 by and between the registrant and Silicon Valley Bank
10.17(2)	Warrant to Purchase Series F Preferred Stock dated June 21, 2001 issued by the registrant to Silicon Valley Bank
10.18(2)	Equipment Loan and Security Agreement dated as of December 15, 1999 by and between the registrant and MMC/GATX Partnership No. 1

10.19(2)	Warrant to Purchase Shares of Series E Preferred Stock dated December 15, 1999 issued by the registrant to Meier Mitchell & Company
10.20(3)+	Services Agreement for Chiron Corporation dated February 7, 2000 by and between Mimotopes Pty. Ltd. and Chiron Corporation, as amended
10.21(3)+	License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division
10.22(3)+	Collaborative Research and Development Agreement dated November 4, 1998 by and between the registrant and Pfizer Inc., as amended
10.23(3)+	License and Royalty Agreement dated November 4, 1998 by and between the registrant and Pfizer Inc.
21.1(2)	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2(1)	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
23.3	Consent of BDO Seidman, LLP
24.1(2)	Power of Attorney (see page II-6)

(1)
To be filed by amendment.

(2)
Filed with initial Registration Statement on Form S-1 (File No. 333-84050) dated March 8, 2002.

(3)
Filed with Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-84050) dated March 28, 2002.

+
Confidential treatment requested.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
MitoKor, Inc.
The Offering
Summary Consolidated Financial Data (in thousands, except per share data)
RISK FACTORS
Risks Related to Our Business
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS MitoKor, Inc.
Report of Independent Accountants
MITOKOR, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2000 AND 2001
MITOKOR, INC. CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
MITOKOR, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
MITOKOR, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
INDEPENDENT AUDITORS' REPORT
APOLLO BIOPHARMACEUTICS, INC. BALANCE SHEETS DECEMBER 31, 2000 AND 1999
APOLLO BIOPHARMACEUTICS, INC. STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
APOLLO BIOPHARMACEUTICS, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (NOTES 4 AND 5) FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
APOLLO BIOPHARMACEUTICS, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
APOLLO BIOPHARMACEUTICS, INC. NOTES TO FINANCIAL STATEMENTS
APOLLO BIOPHARMACEUTICS, INC. UNAUDITED INTERIM BALANCE SHEET MARCH 31, 2001
APOLLO BIOPHARMACEUTICS, INC. UNAUDITED INTERIM STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
APOLLO BIOPHARMACEUTICS, INC. UNAUDITED INTERIM STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
APOLLO BIOPHARMACEUTICS, INC. NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS